

GROWTH *by* DESIGN

02

ANNUAL REPORT

CENTEX

Centex Corporation

3333 Holding Corporation

Centex Development Company, L.P.

COMPANY INFORMATION

CENTEX CORPORATION, through its subsidiaries, ranks among America's premier companies in the Home Building, Financial Services, and Construction Services industries. Centex also has Investment Real Estate operations and is the majority owner of a publicly held Construction Products company.

Growth by Design
The vision of Centex Homes' Prima community (cover), built in the heart of the wine country in northern California's Livermore Valley, became a reality in just two years. The recently completed 149-home neighborhood features six floor plans priced from the high $600,000s to the high $800,000s.

Home Building. **Centex Homes** is one of the nation's largest and most geographically diverse on-site builders of single-family homes for both first-time and move-up home buyers. With the fiscal 2000 acquisition of a home builder in the United Kingdom by Centex Development Company, L.P., Centex became the first U.S. company to enter that housing market.

Financial Services. **CTX Mortgage Company**, one of the nation's largest non-bank-affiliated retail mortgage originators, provides mortgages for both Centex and non-Centex home buyers. **Centex Home Equity Company** is the nation's sixteenth largest retail sub-prime mortgage originator and nineteenth largest sub-prime mortgage servicer. **Centex Title and Insurance** operations provide title, residential and other insurance, title underwriting, and residential information services to both Centex Homes' buyers and other customers.

Construction Services. **Centex Construction Group, Inc.** consistently ranks among the nation's largest general building contractors.

Construction Products. At March 31, 2002, Centex Corporation owned 65.2% of **Centex Construction Products, Inc.** (NYSE: CXP), which is a publicly held manufacturer and distributor of cement, gypsum wallboard, paperboard, and concrete and aggregates.

Investment Real Estate. **Centex Investment Real Estate Group** develops, manages and sells commercial and residential land and oversees Centex's investment in **Centex Development Company, L.P. (CDC)**.

Centex Development Company, L.P. (CDC) is a master limited partnership created by Centex Corporation in 1987 to conduct real estate activities. CDC acquires, develops and sells industrial, office, multi-family, retail and mixed-use projects in the United States and is involved in home building in the United Kingdom. Ownership interests in CDC, a separate entity from Centex, currently trade in tandem with Centex's common stock.

This combined 2002 Annual Report consists of the Annual Report to Stockholders of Centex Corporation, 3333 Holding Corporation and Centex Development Company, L.P.

Contents

Financial Highlights

(Dollars in thousands, except per share data)	2002	2001	2000	1999	1998
	For the Years Ended March 31,				
Revenues	**$7,748,430**	$6,710,735	$6,008,136	$5,200,666	$4,022,392
Earnings Before Income Taxes	**$ 618,765**	$ 436,331	$ 416,861	$ 373,294	$ 231,634
Net Earnings	**$ 382,226**	$ 281,977	$ 257,132	$ 231,962	$ 144,806
Earnings Per Share – Diluted	**$ 6.11**	$ 4.65	$ 4.22	$ 3.75	$ 2.36
Earnings Per Share – Basic	**$ 6.31**	$ 4.77	$ 4.34	$ 3.90	$ 2.45
Cash Dividends Per Share	**$ 0.16**	$ 0.16	$ 0.16	$ 0.16	$ 0.135
Average Shares Outstanding – Diluted	**62,529**	60,661	60,929	61,854	61,265
Stockholders' Equity	**$2,116,773**	$1,714,064	$1,419,349	$1,197,639	$ 991,172
Book Value Per Share at Year End	**$ 34.60**	$ 28.60	$ 24.14	$ 20.17	$ 16.65

Stock Prices and Dividends

	Year Ended March 31, 2002			Year Ended March 31, 2001		
	Price			Price		
	High	Low	Dividends	High	Low	Dividends
Quarter						
First	**$45.98**	**$34.00**	**$.04**	$25.81	$20.63	$.04
Second	**$50.00**	**$28.03**	**$.04**	$33.00	$22.38	$.04
Third	**$58.80**	**$32.56**	**$.04**	$40.00	$30.63	$.04
Fourth	**$63.09**	**$51.25**	**$.04**	$46.20	$35.38	$.04

Our common stock is traded on the New York Stock Exchange (ticker symbol CTX) and the London Stock Exchange. The approximate number of record holders of our common stock at May 31, 2002 was 3,344.

On November 30, 1987, we distributed as a dividend to our stockholders securities relating to Centex Development Company, L.P. (see Note (J) on pages 64-65 of this Report). Since this distribution, these securities have traded in tandem with, and as a part of, our common stock.

Amounts represent cash dividends per share paid by us on our common stock. 3333 Holding Corporation has paid no dividends on its common stock since its incorporation.

Forward-Looking Statements. The "Stockholders' Letter" and "Review of Operations" sections of this Annual Report contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the context of the statement and generally arise when the Company is discussing its beliefs, estimates or expectations. These statements are not guarantees of future performance and involve a number of risks and uncertainties. Actual results and outcomes may differ materially from what is expressed or forecast in such forward-looking statements. The principal risks and uncertainties that may affect the Company's actual performance and results of operations include the following: general economic conditions and interest rates; the cyclical and seasonal nature of the Company's businesses; adverse weather; changes in property taxes and energy costs; changes in federal income tax laws and federal mortgage financing programs; governmental regulations; changes in governmental and public policy; changes in economic conditions specific to any one or more of the Company's markets and businesses; competition; availability of raw materials; and unexpected operations difficulties. These and other factors are described in the Company's most recent Annual Report on Form 10-K for the fiscal year ended March 31, 2002, which is filed with the Securities and Exchange Commission.

The "Supplementary Information" section beginning on Page 29 contains additional data related to the "Review of Operations" segment.



02

TO OUR STOCKHOLDERS

Centex is designed for growth. The effectiveness of that design is proven by our:

- Compounded annual earnings growth of 29% over the last five years.
- Stock outperforming the S&P 500 index by 140% during that period.
- High visibility for continued strong earnings and revenue growth.
- Sound and dynamic growth strategies.
- By-the-numbers accounting.
- Strong, experienced leadership teams.

We have just completed our sixth consecutive record year. Net earnings reached $382 million, 36% higher than last year, with earnings per share totaling $6.11, 31% better than last year. This year, the value of a share of Centex stock increased by 25% and our return on beginning stockholders' equity exceeded 22%.

Centex Chairman and Chief Executive Officer Larry Hirsch, left, and Tim Eller, the Company's President and Chief Operating Officer, at Centex's CityHomes Design Center in Dallas.



$4,022
$5,201
$6,008
$6,711
$7,748
98
99
00
01
02

Revenues ($ in millions)



$144.8
$232.0
$257.1
$282.0
$382.2
98
99
00
01
02

Net Earnings ($ in millions)

Our 29% five-year net earnings growth (which ranked Centex in the top 10% of the S&P 500 index of companies) pushed the price of Centex's stock to record levels. A stockholder who purchased a share of Centex common stock five years ago would have almost tripled his or her investment. However, although our stock has done well, our current low price/earnings multiple still does not appropriately reflect Centex's performance and prospects. The good news is that any correction of this mis-valuation will provide significant additional investment returns to our shareholders.

Centex continues to gain market share.

Centex has prospered despite the difficult times that our nation and our people experienced during the past year. Why have we done so well? Certainly we've benefited from low mortgage rates, brought on by the economic downturn, which have provided fuel to the housing market and triggered a surge in mortgage refinancing. But that's not the whole story.

Centex continues to gain a larger share of the housing market because we have more and lower-cost capital than smaller builders. In addition, we are better able than those builders to work through the increasingly complex and lengthy regulatory processes associated with permitting land in many markets.

Our Home Building results reflect these progressively more favorable industry dynamics. We delivered nearly 23,000 homes this year, almost twice the number of homes we closed five years ago. Home Building operating earnings reached $527 million, completing a five-year period during which earnings grew annually at a 30% rate while operating margins rose each year.

At Centex, the design for growth is simple to describe, but takes discipline, concentration and a staunch, long-term commitment to perfect. We carefully define the goals for each operation, attract and retain the best people, establish the appropriate financial and other measures to monitor our performance, and align our compensation with our goals. When we do all that, our people create our success.

Industry prospects continue to improve. Recent population studies indicate that housing demand during the balance of the decade will be higher than in the 1990s. The sons and daughters of the baby boom generation will soon be entering the housing market and their parents, who have accumulated considerable wealth, will be selecting from a wide range of new primary and second home choices. The many people who immigrated to the U.S. during the last decade will also be coming into the housing market as they pursue their American dream.

The market is certainly there for us. Despite our growth, Centex has just over 2% of the nation's single-family, for-sale housing market. Over the next five years, our objective is to increase that share significantly. In pursuit of that goal, we expect to invest $700 million to $800 million in Home Building during this year on the heels of a $500 million investment last year.

That represents close to a 60% increase in Home Building's asset base in two years.

Importantly, we're able to make that investment in our existing operations with our own people and without increasing our debt ratios. We have complete confidence that our people will deliver superior returns on that investment, achieve increasingly higher operating margins, and provide our customers with even better home buying experiences.

Knowing that we are capable of generating our own growth means that our expansion does not depend on us making large, financially and culturally risky acquisitions. It also means we can be very selective when we do make acquisitions. It has taken a long time and significant effort to structure the Company to support this internal growth strategy. But we have reached that goal.

We are capable of generating our own growth.

Our other operations also had great success this year and likewise are poised for internally driven growth. Financial Services' earnings of $115 million were more than six-fold higher than last year as record mortgage refinancings multiplied the earnings at our conventional mortgage and title operations. Meanwhile, earnings at our home equity lending subsidiary recovered following a decision made at the beginning of fiscal 2001 to change to a more conservative accounting method.

Continuing increases in earnings in our home equity lending operation are all but assured since its loan portfolio with a predictable profit margin is growing rapidly. A reduction in earnings at our conventional mortgage operations, caused by a slowing of refinancings, will be cushioned by our ongoing efforts to provide mortgages to more Centex homeowners. In addition, we're expanding our conventional retail mortgage business by adding more loan officers to the existing branch network.

Construction Services continues to do an excellent job in improving earnings and operating margins. Investment Real Estate (which includes our housing operations in the United Kingdom) is also making a significant contribution to the Company.


$2.36
$3.75
$4.22
$4.65
$6.11
98
99
00
01
02

Earnings Per Share – Diluted (in dollars)


$16.65
$20.17
$24.14
$28.60
$34.60
98
99
00
01
02

Stockholders' Equity per Share (in dollars)

The talented people at Construction Products have dramatically increased the efficiencies of the wallboard and related paper manufacturing facilities purchased last year (we do make some acquisitions), positioning us to take full advantage of the ongoing recovery in the wallboard market. Home Services, which has grown rapidly, is sharpening its strategic focus. Manufactured Housing has significantly improved its operating performance as it continues to live through tough industry conditions.

Centex people have the right values.

At Centex, the design for growth is simple to describe, but takes discipline, concentration and a staunch, long-term commitment to perfect. We carefully define the goals for each of our operations, attract and retain the best people in our industries, establish the appropriate financial and other measures to monitor our performance, and align our compensation with our goals. When we do all that, our people create our success.

Although we've already received a lot of recognition for our progress and performance, including being ranked No. 1 for the third consecutive year on *Fortune* magazine's list of "America's Most Admired Companies"™ in the Engineering and Construction category, we know that we can continue to improve. We are constantly striving to be the best company in each of our businesses. As part of that effort, we evaluate our performance against our competition and set financial and other objectives designed to make us a clear industry leader.

None of these efforts can be successful if we don't have the right values. The Centex culture incorporates enduring and time-tested principles. These include strict adherence to moral and ethical corporate and personal standards. The recent corporate scandals are almost incomprehensible to Centex people. Nevertheless, we remain vigilant to ensure that "it can't happen here."

One outgrowth of those events is that we changed our auditing firm from Arthur Andersen (our auditors for over thirty years) to Ernst and Young. To provide additional assurance to all of our



$991
$1,198
$1,419
$1,714
$2,117
98
99
00
01
02

Stockholders' Equity ($ in millions)



15.5%
26.9%
32.8%
43.3%
41.4%
$1,447
$224
$1,919
$516
$2,376
$778
$3,275
$1,419
$3,867
$1,599
98
99
00
01
02

Adjusted Debt to Capitalization* ($ in millions)

* Net of Cash

stakeholders, we asked Ernst and Young to expand its audit to include our last three fiscal years. We're pleased to report that Ernst and Young has issued unqualified opinions on our financial statements for all three years.

There have been a number of important changes in our management and Board of Directors during the year. David Quinn, our Vice Chairman, retired at fiscal year-end. During his fifteen years at Centex, David made innumerable and profound financial and cultural contributions to our success. We're fortunate that he's agreed to continue serving on our Board.

Tim Eller, a 28-year Centex veteran who has led Centex Homes to such outstanding success, has been elected President and Chief Operating Officer of Centex Corporation and will soon join our Board. Andy Hannigan, who has been with Centex for 26 years, most recently serving as Centex Homes' President and Chief Operating Officer, has taken the role of Homes' Chief Executive Officer.

The other management positions that opened up as a result of these promotions were all filled internally, showing once again the strength and depth of the Centex management team.

In accordance with our formal retirement policy, Paul Seegers, who has been an important part of Centex for more than 41 years, will leave the Board at this year's annual meeting. Paul capped his long and illustrious career with Centex by serving as our Chief Executive Officer until 1988 and our Chairman until 1991. Since that time, he's been the Chairman of our Board's Executive Committee. Centex would not be what it is today without Paul Seegers.

Fred Poses, Chairman and Chief Executive Officer of American Standard Companies, and Tom Schoewe, Executive Vice President and Chief Financial Officer of Wal-Mart Stores, Inc., have joined our Board and have already made significant contributions to the Company.

It should be obvious from this letter that Centex is truly designed to grow. Nevertheless, the tragedy of September 11th proved to us that our plans, hopes and expectations can be quickly changed by unforeseen events. September 11th did teach us that unity of purpose and common values give a society and its people the ability to react rapidly and appropriately to even the most profound challenges.

We're fortunate that those critical and essential elements are in great supply throughout Centex. It is the inherent strength of our organization and our people that makes us so confident that our shareholders will continue to be rewarded for investing in Centex.

Larry Hirsch

Larry Hirsch
Chairman and Chief Executive Officer

Tim Eller

Tim Eller
President and Chief Operating Officer

May 31, 2002

HOME BUILDING AND RELATED OPERATIONS

Continued aggressive execution of Centex Homes' "Quality Growth" strategy enabled the company to deliver its sixth consecutive year of performance improvement in fiscal 2002. Benefiting from record deliveries of 22,960 homes, improved sales pricing and a further reduction in direct construction costs, Centex Homes' revenues rose 14% over fiscal year 2001, operating earnings increased 24%, and per-unit operating earnings increased 12%, all records. Home Building orders and sales backlog also reached all-time highs, as did the number of neighborhoods.


$2,312
$2,819
$3,687
$4,356
$4,985
98
99
00
01
02

Revenues ($ in millions)


$170.5
$242.2
$323.2
$425.4
$527.5
98
99
00
01
02

Operating Earnings ($ in millions)

Centex builds affordable homes for first-time buyers in most of its markets, many under the name of Fox & Jacobs. Meadowcreek Estates in Rockwall, Texas offers homes sized from 1,500 to 3,600 square feet and priced from the $110,000s to the $180,000s. Fox & Jacobs closed 1,575 homes in Dallas/Fort Worth in fiscal 2002, 56% of Centex Homes' total closings in that market.



Centex Homes

GROWTH BY DESIGN Centex Homes drives shareholder value through its "Quality Growth" strategy – increasing revenues and earnings while expanding margins and maintaining a return on assets in excess of the cost of capital. The company's revenue expansion comes primarily from internal growth and is augmented by opportunistic acquisitions. Organic expansion opportunities include: increasing share in existing divisions (including leveraging the Fox & Jacobs affordable housing operating model where possible); entering new geographic markets with favorable growth potential and competitive dynamics; and expanding into new market segments – urban in-fill, active adult, build-on-customer's-lot and second home/resort.

In fiscal 2002, Centex Homes continued to expand its land position, ending the year with a total of about 94,000 lots owned or controlled. This land, most of which is in "A" locations, will support 100% of projected fiscal 2003 closings, 80% of higher estimated fiscal 2004 deliveries and 50% of even more closings anticipated in fiscal 2005. To support its aggressive neighborhood growth plans, Centex Homes is committed to further strengthening its already significant expertise in every aspect of land acquisition, entitlement and development.

STRENGTH IN MARGINS Centex Homes has posted six consecutive years of year-over-year operating margin increases (a 520-basis-point gain since fiscal 1996), but there is still further opportunity for margin growth. The company has targeted an annual operating margin improvement of at least 50 basis points for each of the next five years (actually, fiscal 2002 margins rose 80 basis points). Improved execution in four key areas will continue to drive margin expansion.

○ **Reduced Construction Costs.** Centex Homes continued to reduce direct construction costs in fiscal 2002. These expenses fell to 52.4% of revenues from 60.8% just six years ago. These costs will continue to decline, driven by several company initiatives: using enhanced systems tools to facilitate the estimating and purchasing processes and to improve scheduling and communication with subcontractors; aggregating regional and national purchasing to gain cost advantages; maintaining more consistent


7.4%
8.6%
8.8%
9.8%
10.6%
98
99
00
01
02

Centex Homes' Operating Margin

("even flow") quarter-by-quarter production levels; and intensifying efforts to "value engineer" products by identifying lower-cost construction methods.

○ **Improved Customer Satisfaction.** Customer satisfaction scores have improved for each of the last three years, with the highest scores coming in the last two quarters of fiscal 2002. Centex Homes is committed to five principles to effect even higher levels of customer satisfaction: ensure 100% completion of homes prior to closing; provide customer satisfaction tools and resources to support sales personnel and field managers; maximize the aesthetic detail of each home; provide excellent warranty service; and ensure leadership involvement in the customer satisfaction process. Focus on these principles will enable Centex Homes to further reduce warranty expense and increase referral sales.

○ **Enhanced Organizational Productivity.** Tools, systems and training are being deployed throughout the organization to help drive overhead efficiency. Targets for key production activities have been established and both internal and external analytical tools are being used to benchmark progress.

Centex Homes drives shareholder value through its "Quality Growth" strategy – increasing revenues and earnings while expanding margins and maintaining a return on assets in excess of the cost of capital. The company's revenue expansion comes primarily from internal growth and is augmented by opportunistic acquisitions.

○ **Deployment of Strategic Market Research Tools.** Centex Homes has developed two research tools that are now being widely used throughout the organization. One of these techniques helps develop strategies that focus on select under-supplied market segments in a geographic market. The other helps maximize the financial potential of each of our communities by identifying customer preferences, potential demand and preferred pricing strategies.

TIE TO TECHNOLOGY Centex Homes continues to invest in its Internet marketing efforts. During fiscal 2002, the company launched a new Web site aimed at improving site navigation and enhancing the accuracy and timeliness of neighborhood information. In addition, a system is now in place to help manage Internet sales leads, which currently run in excess of 8,000 per month and continue to increase. And the new site's *My New Home* feature enables customers to monitor progress on the construction of their new Centex home, check on the status of their CTX loan, and submit online warranty requests.

STRONG DESIRE FOR HOME OWNERSHIP The U.S. population is expected to add up to 15 million new households during the next 10 years, and housing starts are expected to continue at a pace of at least 1.6 million per year for the next decade. More Americans are aging into their highest home ownership years and many immigrants who have come to America during the past two decades still want to own a home. In addition, tax laws for home ownership remain favorable. Currently, Centex Homes has only a 2% share of the U.S. new home market, and our capital resources and technology base will enable us to continue to gain market share from other builders. We believe Centex Homes' potential for growth and improvement over the next decade, and beyond, is substantial.



Centex U.K.

OUR U.K. CONNECTION London-based Fairclough Homes was acquired by a Centex associate early in fiscal 2000. The transaction utilized a unique financing structure, permitting Centex to gain immediate operating control of the company while deferring payment of the approximate $220 million purchase price until the end of fiscal 2001.

THE FAIRCLOUGH OPPORTUNITY The purchase of Fairclough Homes has enabled Centex to gain international operating skills in an environment that most closely resembles the U.S. business model. Establishing a profitable, secure foothold in the U.K. is the requisite first step to developing and realizing a potentially longer-term European strategy.

IMPROVING OPERATIONS During fiscal 2002, its first full year of reporting results as a Centex associate, Fairclough closed 1,387 homes and had operating earnings of $12.3 million.

Fairclough has 53 communities in four geographic operating divisions spread across England's major urban areas where demand is greatest. In addition, during fiscal 2002, the U.K. operation started a complementary housing business south of London, CDC2020, to build higher-end homes. Also in fiscal 2002, a strategic land division was created to take advantage of longer-term land opportunities.

OUTLOOK Although the U. K. home sales market softened somewhat after the events of September 11th and the zoning environment is restricting the supply of land, economic fundamentals in the U.K. remain positive. Significant demand for housing exists and home sales prices are rising. With a greater than three-year supply of plots owned and optioned, our U.K. operations are positioned for a stronger performance in fiscal 2003 and beyond.

Centex Homes' Fair Oaks neighborhood in Apex, North Carolina offers spacious homes on generous half-acre to one-acre lots. The neighborhood is just minutes away from Raleigh, offering homeowners private, country-like living located near big-city convenience. Ranging in size from 1,900 to 3,500 square feet, the homes are priced from the $200,000s to the $350,000s.

Manufactured Homes Group

Challenged by an industry-wide inventory overhang, the lowest manufactured home shipments in a decade, and the continued failing financial health of industry lenders, Cavco Industries sold 3,771 homes in fiscal 2002 versus 4,242 a year ago. However, by focusing on production efficiencies, customer satisfaction, inventory reduction and tight cost controls, Cavco was able to stabilize its business and report break-even results this year versus a $6.9 million operating loss for fiscal 2001. (In fiscal 2001, Manufactured Housing had non-cash charges of $19.2 million primarily related to goodwill.)

OPERATIONAL STRENGTH Cavco is the largest manufactured home builder in Arizona, a market that historically has demonstrated consistent growth. The company, which also has Texas retail operations, has a diverse line of affordable, quality products including: manufactured homes; single-family, multi-family and commercial modular units; and a specialty line of factory-built structures such as vacation resort cabins. Cavco is also the nation's largest producer of 400-square-foot "park model" homes used in recreational settings.

The company's sophisticated distribution network of approximately 250 locations, which includes strong independent retailers, planned community developments and a company-owned network of retail sales centers, enables Cavco to deliver its products throughout the western U.S.

A LOOK AHEAD In the near-term, the manufactured housing industry will continue being adversely affected by a shortage of consumer financing, excess manufacturing and retail capacity, and a high number of repossessed homes that compete with new home sales. Longer-term, the population growth of first-time and senior home buyers is expected to benefit demand for manufactured homes, industry consolidation should reduce product supply and retail competition, and more home financing options are expected to become available.

Cavco is focused on operating improvements and aggressive marketing in order to generate acceptable profitability during very difficult industry conditions, and to position the company to capture up-cycle earnings and expansion opportunities. The company's priorities include continuing to strengthen product quality, expand innovative customer service programs and develop strong retail sales teams.

Investment Real Estate

The Investment Real Estate Group, which includes Centex's equity interest in Centex Development Company, L.P. (CDC), acquires, develops, operates and sells industrial, office, multi-family, retail, mixed-use and residential properties in the United States. CDC also owns London-based Fairclough Homes, and Fairclough's results are reported as part of Investment Real Estate. Investment Real Estate reported operating earnings of $48.1 million in fiscal 2002, slightly less than the record $50.9 million reported a year ago.


$28.2
$29.4
$30.1
$50.9
$48.1
98
99
00
01
02

Investment Real Estate
Operating Earnings ($ in millions)

Investment Real Estate's two primary domestic operations, Centex Commercial Development and Centex Multi-Family, currently own and manage a 2.6-million-square-foot commercial property portfolio and are developing an additional 542,000 square feet of commercial property, as well as 984 apartment units.

Investment Real Estate is working closely with Centex Homes to explore mixed-use land opportunities that support the home builder's strategic intent. Investment Real Estate is also pursuing synergistic co-development opportunities with Centex Construction Group.

Investment Real Estate's use of project financing and limited partnership transactions facilitate its operations with minimal impact on Centex Corporation's balance sheet. With complementary experience and expertise in commercial, industrial and multi-family development and asset management, Investment Real Estate is positioned to take advantage of unique deal structures that provide a significant earnings stream to Centex.

Centex's portfolio strategy is unique among companies in the home building industry and gives us a substantial advantage over our more singularly focused competitors. While our Home Building operation is the centerpiece of that portfolio, we have other growth vehicles whose cyclical characteristics are different from those of Home Building, providing some buffer against an economic downturn.

HomeTeam Services

Centex HomeTeam Services (HTS) continued to expand its pest management and chemical lawn care operations during fiscal 2002. Centex Pest Management now ranks as the fourth largest pest management company in the United States and Centex HomeTeam Lawn Care is the nation's sixth largest residential lawn care company. During the year, HTS sold the sales and installation portion of the security business while maintaining ownership of the alarm monitoring center and existing customer base. Collectively, these Centex HomeTeam Services' businesses have more than 400,000 customers in 29 markets.

Centex HomeTeam Services' relationship with Centex Homes gives HTS advantaged, low-cost access to a natural customer base. Centex Homes benefits by having Centex-branded "value-added" services to offer to its home buyers.

UNIQUE TECHNOLOGY Centex Pest Management's patented Pest Defense Tubes in the Wall® pest control and Tubes under the Slab™ termite and insect control systems, which are installed in a home during construction, provide unique pest management solutions for new houses. Centex Pest Management's "capture rate" of Centex Homes' buyers in its markets is approximately 85%.

BUSINESS POTENTIAL HTS is one of only a few major service providers in highly fragmented industries. HTS provides Centex with a consistent and growing stream of revenues and earnings less closely linked to home building cycles. Longer-term, the potential exists for HTS to serve as a platform for other service businesses.


CTX Point-of-Sale
Approval Rate

02

FINANCIAL SERVICES

Centex's Financial Services companies benefit from their relatedness with our Home Building operation and with each other. They provide home mortgage and home equity lending and title and residential insurance to both Centex Homes' customers and others. In addition, our technology operations offer automated quality control and other services to the mortgage industry. In fiscal 2002, operating earnings of $115 million were an all-time high for Financial Services. CTX Mortgage Company reported operating earnings of $91.4 million, the second highest in that company's 28-year history. As its earnings began to build following fiscal 2001's accounting change, Centex Home Equity Company's operating results for fiscal 2002 were $25.1 million versus an operating loss of $14.3 million last year. Centex's Title, Insurance and Technology operations also made a significant contribution.

All CTX Mortgage Company loan officers now utilize point-of-sale automated underwriting capability and have been trained to use the technology. In fiscal 2002, 60% of CTX's loan applications were approved in the field at the time of application, making the process much more efficient for customers and loan officers alike.


$246
$436
$431
$464
$700
98
99
00
01
02
$31.4
$92.3
$32.5
$19.7
$114.7
98
99
00
01
02

Revenues ($ in millions)

Operating Earnings ($ in millions)

CTX Mortgage Company

Benefiting from lower mortgage rates and the refinancing boom, CTX Mortgage Company (CTX) originated 80,384 loans in fiscal 2002, up 32% from a year ago, resulting in loan volume of $12.5 billion, 40% above fiscal 2001's volume. Per-loan profit of $1,137 was more than double that of last year.

RELATIONSHIP WITH CENTEX HOMES CTX Mortgage's core competency and primary focus is providing Centex Homes' buyers with a highly streamlined service, enabling them to expediently secure new home financing. In return, CTX's affiliation with Centex Homes gives CTX a dependable source of loans that due to certain efficiencies are more than twice as profitable for CTX as retail mortgages. Late in fiscal 2001, CTX restructured its regional production management organization to align with that of Centex Homes, and CTX's fiscal 2002 "capture rate" of the builder's buyers rose to 72% from 64% just a year earlier. In fiscal 2002, these "Builder" loans accounted for 19% of CTX Mortgage's total volume.

RETAIL CHANNELS CTX's "Retail" loans for non-Centex Homes' buyers, currently 79% of its volume, are likewise a valuable origination line and CTX would be significantly less profitable with a Centex Homes-only operating model. CTX's focus on loan quality and profitability should result in less volatile, more predictable earnings for the company. The consistent quality of CTX's loan portfolio over many years enables the company to obtain some of the industry's highest fees for the sale of servicing rights. CTX is currently the nation's fifteenth largest retail originator and among the most profitable retail lenders in the U.S.

AFFILIATED BUSINESS ARRANGEMENTS Affiliated Business Arrangements (ABA's), through which CTX provides mortgage services for customers of other home builders, as well as for realtors and financial institutions, also help augment earnings. CTX currently has 22 such arrangements, operating in 24 offices in 10 states.

THE IMPACT OF TECHNOLOGY Efficiencies achieved though the utilization of technology have made CTX a more flexible organization, able to react more quickly to sudden changes in the marketplace. During fiscal 2002, CTX was able to absorb a 30% increase in closing volume while keeping staffing levels flat. All CTX loan officers now have point-of-sale automated underwriting capability. In fiscal 2002, virtually all of CTX's loan applications were "decisioned" in the field at the time of initiation, with 60% receiving immediate approval. In addition, closing, post-closing and other operations have been upgraded to be "best-in-class." The company also has been aggressively re-engineering processes and systems to improve loan profitability, quality and cycle time.

OUTLOOK As rates have risen slightly and pent-up demand for refinancing has cooled, CTX expects volume to be reduced in fiscal 2003, but the decline in "Retail" mortgages should be offset by an increase in the more profitable CTX "Builder" loans. CTX plans to expand in Centex Homes' footprint, add more loan officers to its existing retail branch network and increase the number of retail branches in its most profitable geographic areas. CTX uses little of Centex's invested capital while generating significant free cash flow. CTX's challenge will continue to be to increase earnings predictability in a highly volatile industry.

Centex Home Equity Company

Centex Home Equity Company (CHEC) offers sub-prime mortgages to the estimated 50% of U.S. households that don't qualify for "conforming" mortgage loans. These loans are used for multiple purposes, primarily debt consolidation and home purchases.

CHEC's loan origination volume has increased steadily during the company's five-year history, from 7,982 loans valued at $0.5 billion in fiscal 1998 to 26,955 loans valued at $2.1 billion in fiscal 2002.

Another important Centex objective for each operating company is becoming the top in its industry group – "best-in-class" – as measured by key metrics such as asset returns, operating margins and customer satisfaction. Operational managements have been challenged to reach the highest levels of performance in their industries and this will be Centex's primary corporate focus over the next two years.

DIVERSE ORIGINATION CHANNELS CHEC benefits from its multiple origination channels and its geographic diversity. At March 31, 2002 CHEC had 134 offices licensed to do business in 48 states. Loans are originated through five major sources: a retail branch network; a broker referral network; a correspondent mortgage banker network; CHEC's telemarketing direct sales unit; and referrals from its sister company, CTX Mortgage Company. In fiscal 2002, CHEC also funded 267 Centex Homes' purchases.

PREDICTABLE EARNINGS STREAM CHEC's earnings are less closely linked to the interest rate cycle and therefore less volatile. The company's servicing portfolio, which provides ongoing earnings, grew to $4.4 billion in fiscal 2002 from $3.3 billion last year. CHEC's conversion to the "Portfolio" method of accounting ensures more conservative and predictable profit recognition over the life of the loans in the servicing portfolio.

Unlike CTX, which sells its loans soon after closing, CHEC retains ownership of the loan and uses securitization as its funding source. CHEC has now securitized more than $5.5 billion of loans since fiscal 1999. Beginning in fiscal 2002, CHEC became recognized as a "Tier 1" issuer due to the superior historical servicing performance of its collateral. CHEC consistently ranks in the industry's top performance quartile regarding delinquency and loss rates on its securitizations.

COMMITMENT TO TECHNOLOGY CHEC is undertaking three strategic initiatives to improve its execution. The first is to utilize technology to lower costs and improve productivity. This will be


TOSHIBA
Satellite
Satellite

achieved by automating the loan origination process, enhancing Internet-based platforms and using external vendor automation for property appraisals and title services. CHEC is also working to achieve "best-in-class" servicing, which will increase its servicing income and further position the company for controlled, profitable growth. The third initiative is to improve funding capability by establishing closer relationships with major investors.

OUTLOOK The sub-prime mortgage industry has grown from $35 billion in 1994 to $175 billion today and the sub-prime mortgage proportion of total mortgage originations has grown from 4% to nearly 9% currently. The sub-prime mortgage industry is largely insulated from interest rate changes, and a slowing economy historically has driven demand for debt consolidation loans higher. CHEC's continuing profit growth utilizing the conservative "Portfolio" accounting method will continue to create an increasing earnings stream for Centex Corporation.

Centex Title and Insurance Operations

Complementing Centex's home building and mortgage lending businesses, Centex Title and Insurance operations capture income streams related to title insurance, residential insurance, title insurance underwriting, and residential information services, among others.

Title agent, title underwriting, closing appraisal and other settlement services are offered in 23 states under the Commerce Title name.

Westwood Insurance Agency, a multi-line property and casualty insurance agency, markets homeowners and auto, life, and umbrella insurance policies to customers of Centex Homes and of 53 other home builders in 50 states. Westwood, whose servicing portfolio now exceeds 100,000 customers, is one of the nation's largest agents for new homeowner insurance. Westwood also offers commercial insurance.

Optima Information Solutions provides low-cost property information reports, document reporting and retrieval, due diligence reports and pre-foreclosure information electronically to customers nationwide.

OUTLOOK Centex's Home Building and Financial Services operations provide Title and Insurance with a valuable stream of business, and opportunities exist for Title and Insurance to provide additional services for these operations. Title and Insurance will continue to benefit from the growth of its sister companies.

Centex Technology, Inc.

Centex Technology provides the mortgage industry with quality control services, as well as regulations and guidelines in an electronic format, and also owns and operates an automated mortgage processing system.

CHEC aggressively deploys technology throughout its operations to help lower expenses and create long-term competitive advantages. CHEC's focus on automating the origination process, enhancing Internet-based platforms and using external vendors' automated property appraisals and title services is expected to result in a 10–20% improvement in employee productivity.

02

CONSTRUCTION SERVICES

Centex Construction Group (CCG) continued its steady growth in fiscal 2002, marking its sixth consecutive year of both earnings and margin improvement. The Group reported the highest operating earnings in its 36-year history, and its 2.8% operating margin was the Group's best in two decades and among the highest in the industry. CCG also generated an average of $121.5 million of positive cash flow during the year, which was used to reduce Centex Corporation's debt levels. CCG finished the year with a record backlog of $2.2 billion of uncompleted construction contracts, and another $1.1 billion of awarded new projects were in the process of being signed. At fiscal year-end, CCG had 400 projects underway, all of which were profitable.



$954
$1,351
$1,206
$1,290
$1,296
98
99
00
01
02

Revenues ($ in millions)



$12.4
$22.4
$31.9
$40.0
$43.2
$5.2
$7.2
$7.2
$15.2
$8.4
$23.5
$9.1
$30.9
$7.0
$36.2
98
99
00
01
02

Economic Earnings ($ in millions)

○ Operating Earnings
⊜ Investment Earnings on Cash Flow Over Equity (Eliminated in Consolidation)

Centex Construction Company–Mid Atlantic is constructing a 1.2-million-square-foot addition at the National Institutes of Health (NIH) in Bethesda, Maryland, including 850,000 square feet of clinical and patient care space and a 250-bed hospital. Together, the new and existing buildings will total more than 4.5 million square feet, giving NIH one of the largest clinical research centers in the world.


CENTEX


CENTEX
childrens

Ranked as one of the nation's largest general building contractors, CCG offers a range of commercial general contracting services including project design, construction and program management. The decision to provide all or a portion of these services is made on a project-by-project basis. Although CCG works in both the negotiated and competitively bid markets, 86% of the company's fiscal year-end backlog consisted of negotiated projects. This, in conjunction with a repeat client rate in excess of 80%, demonstrates CCG's commitment to pursuing relationship-based contracts. Mature relationships with clients such as the Disney organization, Mayo Clinic and several state university systems translate into increased efficiencies, higher client satisfaction and less margin volatility for CCG.

A LOCAL PRESENCE CCG is organized primarily with a geographic focus because access to opportunities often requires local presence and relationships. During fiscal 2002, CCG added offices in Charlotte, North Carolina and Atlanta, Georgia to augment its existing geographic operation centers in Florida, Texas and the Washington, D.C. area. During their first year of operation, the new offices generated in excess of $200 million of new projects and were awarded another $194 million in projects that were in the process of being signed at year-end.

SPECIAL EXPERTISE Within CCG's geographic structure, "centers of expertise" have been aligned with select industry segments that leverage the CCG companies' extensive experience. While healthcare, hospitality, educational, and correctional facilities, and office buildings represent the most significant industries serviced within CCG's geographic footprints, the company continues to build nationwide to meet the construction services needs of its clients. CCG also has operating entities that focus primarily on the healthcare and industrial/manufacturing centers of expertise and build nationally without a geographic emphasis. This is illustrated by CCG's specialty healthcare contractor that had projects underway in 13 states as of fiscal year-end.

While the U.S. commercial construction market constricted from the effects of the recession, CCG achieved record backlog levels and maintained margin strength by obtaining more healthcare and correctional projects. These segments grew from 26% of CCG's backlog at the beginning of fiscal 2002 to 50% at year-end. Significant projects added in these markets included: the $342 million Clinical Research Center at the National Institutes of Health campus in Bethesda, Maryland; the $114 million Virginia Hospital Center in Arlington, Virginia; and three prisons located in Alexander, Anson and Scotland counties in North Carolina, which were awarded in a single package totaling over $200 million.

OUTLOOK In CCG's geographic and industry markets, construction activity will continue to experience moderate pressure for the balance of the year but is expected to gradually strengthen as the economy recovers. The strength of CCG's backlog at year-end will enable it to continue to selectively prioritize opportunities in the coming year and maintain its controlled expansion by replicating its high-margin, negotiated-contract operating model in new markets.

Centex Construction Company–Southwest and Children's Medical Center of Dallas (CMC) have had a 15-year partnership, during which Centex has constructed $125 million of projects for CMC, including this vertical expansion of CMC's East Tower. Centex has held an annual golf tournament benefiting its partner each year for the past decade, raising more than $360,000 for the hospital over time.



02

CONSTRUCTION PRODUCTS

Centex Construction Products, Inc. (CXP), Centex's 65%-owned, publicly traded affiliate, produces and distributes building materials used to construct homes, buildings and infrastructure: cement, gypsum wallboard, paperboard, and concrete and aggregates. In fiscal 2002, CXP reported operating earnings of $75.9 million (before minority interest), 23% less than earnings last year. Record earnings from cement operations were offset by the decline in wallboard earnings that resulted from a 20% reduction in average wallboard pricing. Cement pricing stayed strong throughout fiscal 2002 and after mid-year, wallboard pricing experienced multiple increases.

CXP's wallboard plant located in Duke, Oklahoma is the second largest of its kind in the world. It measures nearly one quarter of a mile long and one-half-mile from corner to corner, making bicycles an essential part of the workplace. The plant produces enough wallboard every three minutes to complete an average size house.



$344
$382
$470
$441
$471
98
99
00
01
02

Revenues ($ in millions)



$88.3
$47.7
$120.3
$69.5
$168.6
$105.4
$99.4
$64.6
$75.9
$49.5
98
99
00
01
02

Operating Earnings ($ in millions)

○ Centex's Ownership Share

OPERATING GROWTH Despite the financial challenges facing the wallboard industry, CXP made significant internal operational strides, including turning the under-performing Oklahoma wallboard and paperboard facilities acquired in fiscal 2001 into assets that are now delivering significantly improved performance.

Productivity and quality improved dramatically at CXP's Duke, Oklahoma gypsum wallboard manufacturing facility, which can now produce approximately 1.1 billion square feet of wallboard per year. With a total production capacity of 2.7 billion square feet, CXP is the nation's fifth largest wallboard producer.

CXP's lightweight recycled wallboard paper mill in Lawton, Oklahoma reached its designed production rates while improving quality, lowering costs and expanding its paper product lines. CXP is now one of the nation's most efficient producers of lightweight recycled wallboard paper.

All-time-high earnings from CXP's cement operations were achieved in fiscal 2002 through record production and sales volume. CXP continued to maximize the productivity of its four cement facilities, which together rank CXP as the twelfth largest cement producer in the U.S. CXP has increased the capacity of its plants by 50% during the last decade, primarily through low-cost productivity improvements.

Also in fiscal 2002, CXP completed the development of a new aggregates quarry, expanding the product lines and geographic reach of its Austin, Texas operation.

The combination of CXP's geographic diversity and its balanced mix of products, which are essential in the construction of homes, buildings and infrastructures, enables the company to maintain operational and financial strength and weather the fluctuations inherent in construction industry cycles.

INCREASING FINANCIAL FLEXIBILITY CXP significantly strengthened its balance sheet in fiscal 2002, reducing its debt by $96 million during the year and lowering its debt-to-capitalization ratio to 30% from 42% a year ago. Debt will continue to be reduced, positioning CXP to pursue acquisition and internal expansion opportunities.

OUTLOOK Growing demand for gypsum wallboard is expected to continue as new home sales remain strong and more wallboard is used to repair and remodel the increasing number of older homes in the U.S. Wallboard pricing, which had rebounded by the end of fiscal 2002, should remain steady in fiscal 2003. Product demand for cement, concrete and aggregates, which is less dependent on construction activity, should be bolstered by continued infrastructure spending.

CXP will continue to fulfill its long-standing commitment of investing capital in existing assets in order to improve efficiencies and will reinforce its position as a low-cost producer. CXP will also continue to maintain a strong balance sheet and to search for high-quality strategic acquisitions.

02

SUPPLEMENTARY INFORMATION

HOME BUILDING

CENTEX HOMES, the company's conventional home building operation, buys and develops lots and land and builds and sells single-family detached homes, townhomes and low-rise condominiums to both first-time and move-up buyers. ○ Centex consistently ranks among the five largest U.S. home builders and is the only company listed among the nation's top 10 home builders every year since 1968*. ○ For the fiscal year ended March 31, 2002, the company delivered 22,960 homes and was operating in 474 communities in 88 markets in 23 states and Washington, D.C. The homes ranged in price from approximately $63,000 to about $2.2 million, with an average sales price of about $214,000. ○ Centex builds affordable, entry-level homes in most of its markets, many under the name of FOX & JACOBS HOMES. ○ WAYNE HOMES builds houses on buyer-owned lots. ○ Dallas-based CITYHOMES builds urban in-fill townhomes and condominiums. ○ Centex also builds resort and custom homes in some markets under the name of MARQUIS HOMES. ○ Early in fiscal 2000, a Centex associate acquired a significant home builder in the United Kingdom, London-based FAIRCLOUGH HOMES.


Mid-Atlantic
Southeast
Midwest
South Central
Mountain States
West Coast
Headquarters
88 U.S. Markets
474 Communities

Centex Homes Closings – Fiscal 2002 – Total 100%


South Central
22%
Southeast
19%
Mid-Atlantic
17%
Midwest
16%
West Coast
14%
Mountain States
12%

*Professional Builder magazine

Centex Homes

($ in millions, except per-unit data)	Year Ended March 31, 2002			2001		
Conventional Homes Revenues	$	**4,984.8**	**100.0%**	$	4,356.2	100.0%
Cost of Sales		**(3,713.5)**	**(74.5%)**		(3,304.9)	(75.9%)
Selling, General & Administrative		**(743.8)**	**(14.9%)**		(625.9)	(14.3%)
Operating Earnings/Margin	$	**527.5**	**10.6%**	$	425.4	9.8%
Units Closed		**22,960**			20,659	
Average Unit Sales Price	$	**213,738**		$	205,913	
% Change		**3.8%**			7.5%	
Operating Earnings per Unit	$	**22,973**		$	20,594	
% Change		**11.6%**			20.4%	
Average Neighborhoods		**474**			458	

Closings	2002	2001	Change
Mid-Atlantic	**3,877**	3,395	14%
Southeast	**4,280**	3,991	7%
Midwest	**3,619**	3,294	10%
South Central	**5,154**	4,104	26%
Mountain States	**2,697**	2,338	15%
West Coast	**3,333**	3,537	(6%)
	22,960	20,659	11%

Sales (Orders)	2002	2001	Change
Mid-Atlantic	**3,936**	3,550	11%
Southeast	**4,655**	4,041	15%
Midwest	**3,697**	3,541	4%
South Central	**5,052**	4,685	8%
Mountain States	**2,540**	2,562	(1%)
West Coast	**3,107**	3,812	(18%)
	22,987	22,191	4%

Sales (Orders) Backlog	2002	2001	Change
Mid-Atlantic	**1,503**	1,365	10%
Southeast	**2,273**	1,898	20%
Midwest	**2,086**	2,008	4%
South Central	**1,962**	2,064	(5%)
Mountain States	**646**	803	(20%)
West Coast	**901**	1,127	(20%)
	9,371	9,265	1%

CAVCO INDUSTRIES, LLC is the largest manufactured housing producer in Arizona and ranks among the top 15 producers in the United States. Cavco is also the nation's largest builder of 400-square-foot "park model" homes used in recreational settings. ○ Cavco operates three manufacturing plants in the Phoenix area and sells homes through 28 company-owned retail outlets and a network of 237 independent dealers located in the U.S., Mexico and Japan. Cavco also sells its products in company-owned community developments in New Mexico and Arizona.


Headquarters
Manufactured Housing Plants
Cavco Retail Group
Community Developments
Market Area

Cavco

($ in thousands)	Year Ended March 31, 2002		2001	
Cost of Sales	$ **(101,494)**	**(83.2%)**	$ (112,996)	(89.4%)
Selling, General & Administrative	**(21,321)**	**(17.5%)**	(26,465)	(20.9%)
Earnings Before Goodwill Amortization	**(862)**	**(0.7%)**	(13,095)	(10.4%)
Goodwill Amortization	**–**		(12,982)	
Group Operating Earnings	$ **(862)**		$ (26,077)	
Units Sold	**3,771**		4,242	

02

INVESTMENT REAL ESTATE

Centex Corporation's INVESTMENT REAL ESTATE GROUP, including CENTEX DEVELOPMENT COMPANY, L.P. (CDC), a master limited partnership, is involved in the acquisition, development and sale of industrial, office, retail, multi-family and residential properties, and mixed-use projects. In addition to results from its development, operating and sales activities, the Investment Real Estate Group's earnings include Centex's equity interest in the operating earnings of CDC. ○ Early in fiscal 2000, CENTEX DEVELOPMENT COMPANY UK LIMITED, a CDC subsidiary, acquired London-based FAIRCLOUGH HOMES in the United Kingdom. In fiscal 2002, Fairclough closed 1,387 units at an average sales price of approximately $204,000.

Investment Real Estate and Centex Development Company, L.P.

- ⊛ Headquarters
- ◇ Commercial Projects
- • Multi-Family Projects
- ☐ Undeveloped Land: 1,492 acres


15 acres
6 acres
404 acres
245 acres
22 acres
562 acres
195 acres
43 acres
Island of Hawaii

Centex's U.K. Operations

- ⊛ Headquarters
- ☐ North-West
- ☐ Yorkshire
- ☐ Midlands
- ☐ Northern Home Counties
- ☐ CDC2020

53 Communities

Closings: 1,387



HOME SERVICES

CENTEX HOMETEAM SERVICES provides pest management, termite treatment, chemical lawn care and alarm monitoring services to over 400,000 customers in 29 markets. Customers include both Centex and non-Centex homeowners. ○ CENTEX PEST MANAGEMENT offers the patented Pest Defense Tubes in the Wall® pest control and Tubes under the Slab™ termite and insect control systems, both of which are installed during new home construction. The company also offers conventional pest control services and termite baiting systems. With approximately 280,000 customers, the pest division is the fourth largest pest management provider in the United States. ○ CENTEX HOMETEAM LAWN CARE, the nation's sixth largest chemical lawn care company, provides lawn, tree and shrub protection services, including balanced fertilization, core aeration, and weed, insect and disease control treatments to over 50,000 customers. ○ CENTEX HOMETEAM SECURITY monitors over 70,000 residences.

⊛ **Headquarters**
□ **Markets**



Centex HomeTeam Services Customer Base


Lawn Care 13%
Security 18%
Pest Management 69%

With 217 offices in 37 states, CTX MORTGAGE COMPANY (CTX) ranks among the nation's largest non-bank-affiliated retail mortgage originators. CTX, which is licensed to do business in 47 states, originates a variety of FHA/VA, conventional conforming, jumbo and specialty loans and sells the loans, retaining no servicing rights. ○ Over the past five years, CTX has provided loans for an average of 68% of Centex Homes' customers (excluding cash buyers). In fiscal 2002, this portion was 72%. These "Builder" loans accounted for 19% of CTX's total originations during the year, with the remaining "Retail" loans being originated for non-Centex homebuyers. ○ CENTEX TECHNOLOGY provides a variety of automated services to the mortgage industry through ADFITECH and ADFINET.

- ⊛ **Headquarters**
- ▫ **CTX Mortgage Company**
- ◇ **Centex Technology**



CTX Mortgage Company

	Year Ended March 31,		
	2002	2001	Change
Originations			
Builder	**15,435**	12,506	23%
Retail	**64,949**	48,244	35%
Total	**80,384**	60,750	32%
Applications			
Builder	**16,344**	15,590	5%
Retail	**60,188**	55,052	9%
Total	**76,532**	70,642	8%
Origination Volume *($ in billions)*	**$ 12.45**	$ 8.88	40%
Average Loan Size	**$ 154,800**	$ 146,200	6%
Profit per Loan	**$ 1,137**	$ 560	103%

CENTEX HOME EQUITY COMPANY (CHEC) is a Fannie Mae-approved seller/servicer of sub-prime mortgages. These loans generally are obtained for the purposes of debt consolidation, refinancing, home improvements or home purchases. ○ CHEC offers its loans both directly through its nationwide retail branch system and telemarketing center, as well as indirectly through its mortgage broker referral and correspondent mortgage banker networks. Additionally, CHEC receives referral loans from its conforming sister company, CTX Mortgage Company. ○ CHEC currently has a total of 134 offices licensed to do business in 48 states. The company ranks among the nation's largest retail sub-prime mortgage originators.


Headquarters
CHEC Retail Offices
CHEC Broker Offices

Centex Home Equity Company	Year Ended March 31, 2002	2001	Change
Originations	**26,955**	26,418	2%
Applications	**172,498**	148,702	16%
Loan Volume *($ in billions)*	**$ 2.09**	$ 1.72	22%
Average Loan Size	**$ 77,600**	$ 65,000	19%
Servicing Portfolio as of March 31:			
Number of Loans	**62,833**	49,917	26%
Servicing Portfolio, including $3.28 in 2002 and $1.77 in 2001 of "Portfolio Accounting Method" Loans *($ in billions)*	**$ 4.37**	$ 3.27	34%

Centex offers title agent, title underwriting, closing, appraisal and other settlement services in 23 states under the names of COMMERCE TITLE COMPANY, COMMERCE TITLE AGENCY and COMMERCE TITLE INSURANCE COMPANY. ○ WESTWOOD INSURANCE AGENCY, a multi-line property and casualty insurance agency, is licensed to do business in 50 states and offers homeowner, auto, life, commercial and umbrella insurance policies to Centex Homes' customers and to customers of 53 other home builders. Westwood services a portfolio of nearly 100,000 customers. ○ OPTIMA INFORMATION SOLUTIONS provides property information reports, document recording and retrieval, due-diligence reports and pre-foreclosure information electronically in all 50 states.


Headquarters
Title & Insurance Operations

02

CONSTRUCTION SERVICES

CENTEX CONSTRUCTION GROUP, INC. (CCG) has four principal subsidiaries: CENTEX CONSTRUCTION COMPANY, INC., *with divisions in Dallas, Texas, Washington, D.C., and Charlotte, North Carolina;* CENTEX ROONEY CONSTRUCTION CO., INC., headquartered in Plantation, Florida; CENTEX RODGERS, INC., based in Nashville, Tennessee; and CENTEX ENGINEERING AND CONSTRUCTION, headquartered in Dyersburg, Tennessee. The companies *provide contracting, construction management* and design-build services nationwide and together consistently rank among the top general building contractors in the U.S. CCG has completed more than $24 billion of projects over time, including hospitals, hotels, office buildings, correctional facilities, educational facilities (K-12 and universities), shopping centers, airports, parking garages, sports stadiums, military facilities, high-tech facilities, *industrial/manufacturing facilities* and *convention and performing* arts centers.

⊛ Headquarters
☆ □ Centex Construction
☆ □ Centex Rooney
☆ □ Centex Rodgers
☆ □ Centex Engineering and Construction
☐ Current Construction 400 Projects


Bahamas

CCG Revenues by Type of Project – Fiscal 2002


Healthcare
23%
Hospitality
18%
Education
17%
Office
17%
Transportation
7%
Correctional
4%
Industrial/Manufacturing
4%
Retail
4%
Government
3%
High-Tech
2%
Sports
1%

Selected New Construction Contracts – Fiscal 2002

$ 341.8 M	National Institutes of Health – Clinical Research Center	Bethesda, Maryland
$ 114.3 M	Virginia Hospital Center	Arlington, Virginia
$ 103.7 M	E. Barrett Prettyman Federal Courthouse	Washington, D.C.
$ 90.0 M	Inn of the Mountain Gods	Mescalero, New Mexico
$ 68.5 M	Alexander County 1,000 Cell Prison	Taylorsville, North Carolina
$ 68.1 M	Anson County 1,000 Cell Prison	Polkton, North Carolina
$ 67.2 M	Scotland County 1,000 Cell Prison	Laurinburg, North Carolina
$ 54.0 M	Orange County Corrections Expansion – Phase II	Orlando, Florida
$ 52.3 M	Frisco Sports Complex	Frisco, Texas
$ 43.3 M	Boca Raton High School	Boca Raton, Florida
$ 41.8 M	Cypress Creek Relief High School	Orlando, Florida
$ 40.5 M	Children's Medical Center – East Tower Expansion, Floors 7-12	Dallas, Texas
$ 36.7 M	Langley Airforce Base – F-22 Facility	Norfolk, Virginia
$ 33.8 M	St. Joseph Mercy – West Additions & Renovations	Pontiac, Michigan
$ 32.9 M	HCA Trident Medical Center	Charleston, South Carolina
$ 30.9 M	Littleton Adventist Hospital Expansion	Littleton, Colorado
$ 21.0 M	Palm Beach Community College – Education & Training Center	Palm Beach, Florida
$ 19.0 M	Zachry Corporation Headquarters	San Antonio, Texas
$ 16.5 M	Glenridge Middle School	Orlando, Florida
$ 15.9 M	Ft. Lauderdale High School	Ft. Lauderdale, Florida
$ 15.5 M	Pinnacle Homes at Rocky Ridge Apartments	Douglasville, Georgia
$ 15.0 M	American Yeast Corporation Manufacturing Facility	Memphis, Tennessee
$ 14.7 M	Maury Regional Hospital – Outpatient Pavilion	Columbia, Tennessee
$ 13.0 M	Dal-Tile Corporation Manufacturing Facility	Muskogee, Oklahoma
$ 12.1 M	HCA North Austin Medical Center	Austin, Texas
$ 12.0 M	University of Central Florida – Partnership Building II	Orlando, Florida
$ 11.5 M	St. John's Regional Medical Center	Oxnard, California
$ 10.2 M	Publix Supermarket	Palm Beach, Florida

Supplemental Construction Services Data

	Year Ended March 31,		
($ in millions)	*2002*	*2001*	*Change*
New Contracts	$ **1,455**	$ 1,930	(25%)
Backlog at March 31,	$ **2,180**	$ 2,022	8%

02

CONSTRUCTION PRODUCTS

CENTEX CONSTRUCTION PRODUCTS, INC. (CXP) manufactures, produces, sells and distributes building materials used to construct the nation's homes, commercial and industrial buildings, and infrastructure projects: cement, gypsum wallboard, paperboard, and concrete and aggregates. ○ CXP is currently the nation's fifth largest gypsum wallboard producer and the twelfth largest U.S. cement producer. ○ CXP, formerly a wholly owned subsidiary of Centex Corporation, completed an initial public offering of 51% of its stock in 1994 and began trading on the New York Stock Exchange under the symbol "CXP." As a result of CXP's repurchases of its own stock since becoming publicly held, Centex's ownership interest in CXP at March 31, 2002 was 65.2%.

- ⊛ **Headquarters**
- ◇ **Cement Plant**
- ▫ **Cement Terminal**
- ○ **Wallboard Plant**
- ☆ **Reload/Distribution Yard**
- △ **Concrete Operation**
- ○ **Aggregates Operation**
- ▫ **Paperboard Mill**



Supplementary Construction Products Data

(Volumes in thousands, except Gypsum Wallboard)	Year Ended March 31, 2002	2001	Change
Cement			
Sales Volume (Tons)	**2,441**	2,387	2%
Average Net Sales Price	**$ 67.69**	$ 67.65	–%
Gypsum Wallboard			
Sales Volume (MMSF)	**1,930**	1,584	22%
Average Net Sales Price	**$ 72.97**	$ 91.12	(20%)
Paperboard			
Sales Volume (Tons)	**210**	80	163%
Average Net Sales Price	**$ 398.13**	$ 386.32	3%
Concrete			
Sales Volume (Cubic Yards)	**673**	808	(17%)
Average Net Sales Price	**$ 55.93**	$ 53.70	4%
Aggregates			
Sales Volume (Tons)	**4,265**	4,009	6%
Average Net Sales Price	**$ 4.33**	$ 4.16	4%

02

FINANCIAL INFORMATION

Centex Corporation and Subsidiaries

3333 Holding Corporation and Subsidiary and Centex Development Company, L.P. and Subsidiaries

Consolidated Revenues and Operating Earnings by Line of Business

(Dollars in thousands)	2002	2001	2000	1999	1998
	For the Years Ended March 31,				
Revenues					
Home Building	**$4,984,817**	$4,356,172	$3,686,844	$2,819,442	$2,312,045
	64%	65%	61%	54%	57%
Financial Services	**699,760**	463,646	430,611	436,299	246,278
	9%	7%	7%	8%	6%
Construction Products	**471,083**	441,127	470,465	381,899	344,264
	6%	7%	8%	7%	8%
Construction Services	**1,296,024**	1,290,382	1,205,762	1,350,776	953,781
	17%	19%	20%	26%	24%
Investment Real Estate	**72,416**	33,042	30,928	33,694	25,403
	1%	–%	1%	1%	1%
Other	**224,330**	126,366	183,526	178,556	140,621
	3%	2%	3%	4%	4%
	$7,748,430	$6,710,735	$6,008,136	$5,200,666	$4,022,392
	100%	100%	100%	100%	100%
Operating Earnings					
Home Building	**$ 527,462**	$ 425,450	$ 323,220	$ 242,223	$ 170,531
	66%	70%	56%	49%	52%
Financial Services	**114,733**	19,667	32,474	92,309	31,371
	14%	3%	6%	19%	9%
Construction Products	**75,868**	99,441	168,611	120,310	88,333
	9%	17%	29%	24%	27%
Construction Services	**36,225**	30,886	23,471	15,209	7,152
	5%	5%	4%	3%	2%
Investment Real Estate	**48,068**	50,908	30,122	29,420	28,231
	6%	8%	5%	6%	9%
Other	**3,140**	(21,613)	2,580	(5,371)	1,120
	–%	(3%)	–%	(1%)	1%
Operating Earnings (1)	**805,496**	604,739	580,478	494,100	326,738
	100%	100%	100%	100%	100%
Corporate General and Administrative	**50,189**	36,924	33,015	28,104	21,261
Interest	**115,766**	99,069	66,844	41,581	33,256
Minority Interest in Construction Products	**20,776**	32,415	63,758	51,121	40,587
Earnings Before Income Taxes	**$ 618,765**	$ 436,331	$ 416,861	$ 373,294	$ 231,634

Applicable segment operating expenses have been deducted from lines of business operating earnings.

(1) Operating Earnings excludes corporate general and administrative expenses and non-financial services interest expense.

Statements of Consolidated Earnings

(Dollars in thousands, except per share data)	2002	2001	2000
		For the Years Ended March 31,	
Revenues			
Home Building	**$4,984,817**	$4,356,172	$3,686,844
Financial Services	**699,760**	463,646	430,611
Construction Products	**471,083**	441,127	470,465
Construction Services	**1,296,024**	1,290,382	1,205,762
Investment Real Estate	**72,416**	33,042	30,928
Other	**224,330**	126,366	183,526
	7,748,430	6,710,735	6,008,136
Costs and Expenses			
Home Building	**4,457,355**	3,930,722	3,363,624
Financial Services	**585,027**	443,979	398,137
Construction Products	**395,215**	341,686	301,854
Construction Services	**1,259,799**	1,259,496	1,182,291
Investment Real Estate	**24,348**	(17,866)	806
Other	**221,190**	147,979	179,932
Corporate General and Administrative	**50,189**	36,924	33,015
Interest	**115,766**	99,069	66,844
Minority Interest	**20,776**	32,415	64,772
	7,129,665	6,274,404	5,591,275
Earnings Before Income Tax	**618,765**	436,331	416,861
Income Taxes	**236,539**	154,354	159,729
Net Earnings	**$ 382,226**	$ 281,977	$ 257,132
Earnings Per Share			
Basic	**$ 6.31**	$ 4.77	$ 4.34
Diluted	**$ 6.11**	$ 4.65	$ 4.22
Average Shares Outstanding			
Basic	**60,560,788**	59,095,403	59,308,158
Dilutive Securities:			
Options	**1,554,501**	1,165,482	1,220,822
Convertible Debenture and Restricted Stock	**413,858**	400,000	400,000
Diluted	**62,529,147**	60,660,885	60,928,980

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets with Consolidating Details

	Centex Corporation and Subsidiaries	
	March 31,	
(Dollars in thousands)	2002	2001
Assets		
Cash and Cash Equivalents	$ 219,716	$ 57,752
Restricted Cash	106,270	57,428
Receivables –		
Residential Mortgage Loans Held for Investment	3,254,017	1,771,831
Residential Mortgage Loans Held for Sale	241,793	224,915
Construction Contracts	221,705	212,904
Trade, including Notes of $30,908 and $67,085	345,311	393,165
Inventories –		
Housing Projects	2,513,168	2,047,619
Land Held for Development and Sale	85,997	72,610
Construction Products	54,220	56,008
Other	51,059	26,058
Investments –		
Centex Development Company, L.P.	269,178	210,807
Joint Ventures and Other	94,609	72,035
Unconsolidated Subsidiaries	–	–
Property and Equipment, net	720,285	729,099
Other Assets –		
Deferred Income Taxes	76,167	58,454
Goodwill	349,712	310,738
Mortgage Securitization Residual Interest	125,272	146,394
Deferred Charges and Other	256,976	201,226
	$8,985,455	$6,649,043
Liabilities and Stockholders' Equity		
Accounts Payable and Accrued Liabilities	$1,438,613	$1,271,464
Debt –		
Non-Financial Services	1,791,752	1,464,993
Financial Services	3,485,027	2,054,898
Payables to Affiliates	–	–
Minority Stockholders' Interest	153,290	143,624
Stockholders' Equity –		
Preferred Stock, Authorized 5,000,000 Shares, None Issued	–	–
Common Stock, $.25 Par Value; Authorized 100,000,000 Shares; Outstanding 61,171,149 and 59,929,344 Shares	15,348	14,982
Capital in Excess of Par Value	72,446	25,779
Unamortized Value of Restricted Stock	(2,408)	–
Retained Earnings	2,050,902	1,678,400
Treasury Stock, at cost; 221,854 and 0 Shares	(6,559)	–
Accumulated Other Comprehensive Loss	(12,956)	(5,097)
Total Stockholders' Equity	2,116,773	1,714,064
	$8,985,455	$6,649,043

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets with Consolidating Details

Centex Corporation		Financial Services	
March 31,		March 31,	
2002	2001	2002	2001
$ 192,591	$ 45,987	$ 27,125	$ 11,765
4,760	5,442	101,510	51,986
–	–	3,254,017	1,771,831
–	–	241,793	224,915
221,705	212,904	–	–
197,613	273,912	147,698	119,253
2,513,168	2,047,619	–	–
85,997	72,610	–	–
54,220	56,008	–	–
22,186	17,601	28,873	8,457
269,178	210,807	–	–
94,609	72,035	–	–
498,117	314,868	–	–
672,165	673,846	48,120	55,253
(3,456)	28,176	79,623	30,278
332,897	294,136	16,815	16,602
–	–	125,272	146,394
179,810	147,812	77,166	53,414
$5,335,560	$4,473,763	$4,148,012	$2,490,148
$1,275,720	$1,153,215	$ 162,893	$ 118,249
1,791,752	1,464,993	–	–
–	–	3,485,027	2,054,898
–	–	187,764	50,072
151,315	141,491	1,975	2,133
–	–	–	–
15,348	14,982	1	1
72,446	25,779	202,671	200,467
(2,408)	–	–	–
2,050,902	1,678,400	116,748	64,328
(6,559)	–	–	–
(12,956)	(5,097)	(9,067)	–
2,116,773	1,714,064	310,353	264,796
$5,335,560	$4,473,763	$4,148,012	$2,490,148

In the supplemental data presented above, "Centex Corporation" represents the consolidation of all subsidiaries other than those included in Financial Services as described in Note (A). Transactions between Centex Corporation and Financial Services have been eliminated from the Centex Corporation and Subsidiaries balance sheets.

Statements of Consolidated Cash Flows with Consolidating Details

	Centex Corporation and Subsidiaries		
	For the Years Ended March 31,		
(Dollars in thousands)	2002	2001	2000
Cash Flows – Operating Activities			
Net Earnings	**$ 382,226**	$ 281,977	$ 257,132
Adjustments, net of Acquisitions			
Depreciation, Depletion and Amortization	**90,659**	40,509	48,971
Provision for Losses on Residential Mortgage Loans Held for Investment	**17,415**	4,453	–
Deferred Income Taxes (Benefit) Provision	**(16,307)**	8,019	(5,600)
Equity in Earnings of Centex Development Company, L.P. and Joint Ventures	**(29,918)**	(4,958)	(946)
Minority Interest, net of Taxes	**13,818**	20,881	41,564
(Increase) Decrease in Restricted Cash	**(44,618)**	(53,718)	1,878
Decrease (Increase) in Receivables	**39,561**	(61,116)	(21,236)
Decrease in Residential Mortgage Loans Held for Sale	**40,197**	184,782	984,687
Increase in Housing Projects and Land Held for Development and Sale Inventories	**(484,157)**	(159,858)	(324,014)
Increase in Construction Products and Other Inventories	**(23,213)**	(978)	(19,416)
Increase (Decrease) in Payables and Accruals	**151,677**	119,291	96,609
(Increase) Decrease in Other Assets, net	**(52,202)**	(151,490)	(145,065)
Increase in Payables to Affiliates	**–**	–	–
Other, net	**(4,152)**	(4,109)	(52,933)
	80,986	223,685	861,631
Cash Flows – Investing Activities			
Increase in Residential Mortgage Loans Held for Investment	**(1,499,601)**	(1,776,284)	–
Increase in Investment and Advances to Centex Development Company, L.P. and Joint Ventures	**(37,327)**	(153,846)	(15,578)
Acquisitions, net of Cash Acquired			
Construction Products Operations	**–**	(342,200)	–
Home Building Operations	**–**	(100,097)	(74,119)
Other	**(39,411)**	–	(15,161)
Property and Equipment Additions, net	**(60,380)**	(52,442)	(87,766)
	(1,636,719)	(2,424,869)	(192,624)
Cash Flows – Financing Activities			
(Decrease) Increase in Short-Term Debt, net	**(213,308)**	(83,205)	(1,071,521)
Non-Financial Services			
Issuance of Long-Term Debt	**1,007,699**	943,491	470,107
Repayment of Long-Term Debt	**(699,570)**	(329,658)	(3,246)
Financial Services			
Issuance of Long-Term Debt	**2,053,238**	1,652,500	–
Repayment of Long-Term Debt	**(458,704)**	(76,632)	–
Retirement of Common Stock	**–**	(784)	(44,301)
Proceeds from Stock Option Exercises and Restricted Stock Activity	**44,625**	26,843	19,613
Purchase of Treasury Stock	**(6,559)**	–	–
Dividends Paid	**(9,724)**	(9,472)	(9,486)
	1,717,697	2,123,083	(638,834)
Net Increase (Decrease) in Cash and Cash Equivalents	**161,964**	(78,101)	30,173
Cash and Cash Equivalents at Beginning of Year	**57,752**	135,853	105,680
Cash and Cash Equivalents at End of Year	**$ 219,716**	$ 57,752	$ 135,853

See Notes to Consolidated Financial Statements.

Statements of Consolidated Cash Flows with Consolidating Details

Centex Corporation			Financial Services		
For Years Ended March 31,			For Years Ended March 31,		
2002	2001	2000	2002	2001	2000
$ 301,714	$ 270,112	$ 237,816	$ 80,512	$ 11,865	$ 19,316
74,816	25,220	34,886	15,843	15,289	14,085
–	–	–	17,415	4,453	–
24,986	11,877	7,922	(41,293)	(3,858)	(13,522)
(29,918)	(4,958)	(946)	–	–	–
13,818	20,881	41,564	–	–	–
682	(1,732)	1,878	(45,300)	(51,986)	–
67,482	(7,002)	(13,128)	(27,921)	(54,114)	(8,108)
–	–	–	40,197	184,782	984,687
(484,157)	(159,858)	(324,014)	–	–	–
(2,797)	(659)	(11,278)	(20,416)	(319)	(8,138)
120,709	82,972	110,432	30,968	36,319	(13,823)
(52,341)	(119,614)	(67,079)	139	(31,876)	(77,986)
(135,692)	3,546	48,492	135,692	(3,546)	(48,492)
(3,994)	(4,420)	(52,901)	(158)	311	(32)
(104,692)	116,365	13,644	185,678	107,320	847,987
–	–	–	(1,499,601)	(1,776,284)	–
(37,327)	(153,846)	(15,578)	–	–	–
–	(342,200)	–	–	–	–
–	(100,097)	(74,119)	–	–	–
(38,904)	–	(9,349)	(507)	–	(5,812)
(53,494)	(27,448)	(65,848)	(6,886)	(24,994)	(21,918)
(129,725)	(623,591)	(164,894)	(1,506,994)	(1,801,278)	(27,730)
18,630	(146,908)	(163,904)	(231,938)	63,703	(907,617)
1,007,699	943,491	470,107	–	–	–
(699,570)	(329,658)	(3,246)	–	–	–
–	–	–	2,053,238	1,652,500	–
–	–	–	(458,704)	(76,632)	–
–	(784)	(44,301)	–	–	–
42,545	(23,157)	(54,910)	2,080	50,000	74,523
(6,559)	–	–	–	–	–
18,276	(9,472)	514	(28,000)	–	(10,000)
381,021	433,512	204,260	1,336,676	1,689,571	(843,094)
146,604	(73,714)	53,010	15,360	(4,387)	(22,837)
45,987	119,701	66,691	11,765	16,152	38,989
$ 192,591	$ 45,987	$ 119,701	$ 27,125	$ 11,765	$ 16,152

In the supplemental data presented above, "Centex Corporation" represents the consolidation of all subsidiaries other than those included in Financial Services as described in Note (A). Transactions between Centex Corporation and Financial Services have been eliminated from the Centex Corporation and Subsidiaries statements of cash flows.

Statements of Consolidated Stockholders' Equity

(In thousands)	*Common Stock* Shares	*Common Stock* Amount	*Capital in Excess of Par Value*	*Unamortized Value of Restricted Stock*	*Retained Earnings*	*Treasury Stock at Cost*	*Accumulated Other Comprehensive Income (Loss)*	*Total*
Balance, March 31, 1999	59,388	$14,847	$ 20,822	$ –	$1,161,970	$ –	$ –	$1,197,639
Exercise of Stock Options	1,250	313	19,300	–	–	–	–	19,613
Retirement of Shares	(1,832)	(458)	(40,122)	–	(3,721)	–	–	(44,301)
Cash Dividends	–	–	–	–	(9,486)	–	–	(9,486)
Net Earnings	–	–	–	–	257,132	–	–	257,132
Unrealized Loss on Investments	–	–	–	–	–	–	(1,152)	(1,152)
Foreign Currency Translation Adjustments	–	–	–	–	–	–	(96)	(96)
Comprehensive Income								255,884
Balance, March 31, 2000	58,806	14,702	–	–	1,405,895	–	(1,248)	1,419,349
Exercise of Stock Options	1,158	289	26,554	–	–	–	–	26,843
Retirement of Shares	(35)	(9)	(775)	–	–	–	–	(784)
Cash Dividends	–	–	–	–	(9,472)	–	–	(9,472)
Net Earnings	–	–	–	–	281,977	–	–	281,977
Unrealized Gain on Investments	–	–	–	–	–	–	1,152	1,152
Foreign Currency Translation Adjustments	–	–	–	–	–	–	(5,001)	(5,001)
Comprehensive Income								278,128
Balance, March 31, 2001	59,929	14,982	25,779	–	1,678,400	–	(5,097)	1,714,064
Issuance of Restricted Stock	**78**	**19**	**3,133**	**(3,152)**	**–**	**–**	**–**	**–**
Amortization of Restricted Stock	**–**	**–**	**–**	**744**	**–**	**–**	**–**	**744**
Exercise of Stock Options	**1,386**	**347**	**43,534**	**–**	**–**	**–**	**–**	**43,881**
Cash Dividends	**–**	**–**	**–**	**–**	**(9,724)**	**–**	**–**	**(9,724)**
Purchases of Common Stock for Treasury	**(222)**	**–**	**–**	**–**	**–**	**(6,559)**	**–**	**(6,559)**
Net Earnings	**–**	**–**	**–**	**–**	**382,226**	**–**	**–**	**382,226**
Unrealized Loss on Hedging Instruments	**–**	**–**	**–**	**–**	**–**	**–**	**(11,033)**	**(11,033)**
Foreign Currency Translation Adjustments	**–**	**–**	**–**	**–**	**–**	**–**	**2,622**	**2,622**
Unrealized Gain on Investments	**–**	**–**	**–**	**–**	**–**	**–**	**552**	**552**
Comprehensive Income								**374,367**
Balance, March 31, 2002	**61,171**	**$15,348**	**$ 72,446**	**$(2,408)**	**$2,050,902**	**$(6,559)**	**$(12,956)**	**$2,116,773**

See Notes to Consolidated Financial Statements.

(Dollars in thousands, except per share data)

(A) Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of Centex Corporation and subsidiaries ("Centex" or the "Company") after the elimination of all significant intercompany balances and transactions.

Balance sheet and cash flows data is presented in the following categories:

- **Centex Corporation and Subsidiaries.** This represents the consolidation of Centex Corporation, Financial Services and all of their consolidated subsidiaries. The effects of transactions among related companies within the consolidated group have been eliminated.
- **Centex Corporation.** This information is presented as supplemental information and represents the consolidation of all subsidiaries other than those included in Financial Services, which are presented on an equity basis of accounting.
- **Financial Services.** This information is presented as supplemental information and represents Centex Financial Services and its subsidiaries.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition

Revenues from Home Building projects and Investment Real Estate are recognized when homes and properties are sold and title passes.

Revenues from the sale of mortgage loans, mortgage servicing rights and loan origination fees are recognized when the related loan is sold and delivered to a third-party purchaser.

Interest revenues on residential mortgage loans receivable are recognized as revenue using the interest (actuarial) method. Revenue accruals are generally suspended when the residential mortgage loan becomes contractually delinquent for 90 days or more. The accrual is resumed when the residential mortgage loan becomes less than 90 days contractually delinquent. At March 31, 2002 and 2001, residential mortgage loans, on which revenue was not being accrued, were approximately $83.5 million and $28.0 million, respectively.

Long-term construction contract revenues are recognized on the percentage-of-completion method based on the costs incurred relative to total estimated costs. Full provision is made for any anticipated losses. Billings for long-term construction contracts are rendered monthly, including the amount of retainage withheld by the customer until contract completion. As a general contractor, the Company withholds similar retainages from each subcontractor. Retainages of $72.9 million included in construction contracts receivable and $76.1 million included in accounts payable at March 31, 2002 are generally receivable and payable within one year.

Claims related to long-term construction contracts are recognized as revenue only after management has determined that the collection is probable and the amount can be reliably estimated. Claims of $1.8 million, $0 and $3.7 million are included in revenues for the fiscal years ended March 31, 2002, 2001 and 2000 ("fiscal 2002," "fiscal 2001" and "fiscal 2000"), respectively.

Earnings Per Share

Basic earnings per share are computed based on the weighted-average number of shares of common stock, par value $.25 per share ("Common Stock"), outstanding. Diluted earnings per share are computed based upon the basic weighted-average number of shares plus the dilution of the stock options and the convertible debenture.

The computation of diluted earnings per share excludes anti-dilutive options to purchase 1,700 shares of Common Stock at an average price of $46.07 for the year ended March 31, 2002. The computation of diluted earnings per share excludes anti-dilutive options to purchase 3,312,000 shares of Common Stock at an average price of $35.24 for the year ended March 31, 2001. The computation of diluted earnings per share excludes anti-dilutive options to purchase 3,843,000 shares of Common Stock at an average price of $37.25 for the year ended March 31, 2000. All anti-dilutive options at March 31, 2002, have an expiration date of July 2011.

Cash and Cash Equivalents

Cash equivalents represent highly liquid investments with an original maturity of three months or less.

Restricted Cash

Restricted cash primarily represents cash in principal and interest accounts pending remittance into the securitization trusts related to securitizations by Centex Home Equity Company, L.L.C. ("Home Equity").

Residential Mortgage Loans

Residential mortgage loans held for investment represent mortgage loans originated by Home Equity, which have been securitized and recorded as secured borrowings in the financial statements using the portfolio method. These mortgage loans are stated at cost less an allowance for losses. Residential mortgage loans held for sale represent mortgage loans originated by CTX Mortgage Company, L.L.C. ("CTX Mortgage"), which will be sold to third parties and recorded as sales. These mortgage loans are stated at the lower of cost or market. Market is determined by forward sale commitments, current investor yield requirements and current market conditions. Substantially all of the mortgage loans are delivered to third-party purchasers and/or subjected to securitization within three months after origination. These loans are subject to hedge instruments during the time they are held in inventory. Substantially all of the mortgage loans are pledged as collateral for secured financings.

The Company maintains an allowance for losses at an amount that it believes is sufficient to provide for losses in its existing portfolio of residential mortgage loans held for investment. The Company evaluates the allowance on an aggregate basis considering, among other things, the relationship of the allowance to residential mortgage loans held for investment and historical credit losses. The allowance reflects management's judgment of the present loss exposure at the end of the reporting period.

The Company establishes an allowance for losses when it believes the event causing the loss has occurred by charging the provision for losses in the Statements of Consolidated Earnings. When we determine that a residential mortgage loan held for investment is uncollectible, it is charged to the allowance for losses. Recoveries on losses previously charged to the allowance are credited to the allowance at the time the recovery is collected.

Although the Company considers the allowance for losses on residential mortgage loans held for investment reflected in the consolidated balance sheet at March 31, 2002 to be adequate, there can be no assurance that this allowance will prove to be adequate over time to cover ultimate losses. This allowance may prove to be inadequate due to unanticipated adverse changes in the economy or discrete events adversely affecting specific customers or industries.

Notes Receivable

Notes receivable at March 31, 2002 are collectible primarily over 3 years with $15.9 million being due within one year. The weighted-average interest rate at March 31, 2002 was 4.35%.

Inventory, Capitalization and Segment Expenses

Housing projects and land held for development and sale are stated at the lower of cost (including direct construction costs, capitalized interest and real estate taxes) or fair value less cost to sell. The capitalized costs, other than interest, are included in the Home Building and Investment Real Estate costs and expenses in the Statement of Consolidated Earnings when related revenues are recognized. Interest costs relieved from inventories are included as interest expense. The Company reviews the recoverability of its Home Building inventories on an individual project basis in accordance with the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS No. 121").

Construction Products inventories are stated at the lower of average cost (including applicable material, labor and plant overhead) or market.

General operating expenses associated with each segment of business are expensed when incurred and are included in the appropriate business segment.

Investments

The Company maintains an investment in Centex Development Company, L.P. and subsidiaries (the "Partnership"). The investment is not consolidated and is accounted for on the equity method of accounting because the Company does not control the Partnership. See Note (J) for additional information regarding the Partnership.

The Company is a participant in certain joint ventures with interests ranging from 20% to 50%. The investments in these joint ventures are carried on the equity method in the consolidated financial statements, except for Construction Products' 50% joint venture interests in its cement operations in Illinois and Texas. Construction Products has proportionately consolidated its pro rata interest in the revenues, expenses, assets and liabilities of those extractive industry ventures. The earnings or losses of the Company's other joint ventures are not significant and are included in the appropriate business segment.

Property and Equipment, net

Property and equipment is carried at cost less accumulated depreciation. Depreciation is recorded using the straight-line method over the estimated useful lives of the assets. Depreciable lives for Buildings and Improvements typically range from 7 to 40 years; depreciable lives for Machinery, Equipment and Other typically range from 2 to 10 years; and depreciable lives for Plants typically range from 20 to 30 years. Major renewals and improvements are capitalized and depreciated. Repairs and maintenance are expensed as incurred. Costs and accumulated depreciation applicable to assets retired or sold are eliminated from the accounts and any resulting gains or losses are recognized at such time. The Company monitors its property and equipment carrying values for recoverability and, where appropriate, provides for write-downs to estimated fair values.

Goodwill

Goodwill represents the excess of purchase price over net assets of businesses acquired. In accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"), goodwill and certain identifiable intangible assets are no longer amortized over their expected lives. Instead, these assets are tested for impairment annually at the reporting unit level using a two step impairment assessment. See further discussion of goodwill at Note (E).

Negative goodwill arose in conjunction with the combination of Centex Real Estate Corporation with Vista Properties, Inc. ("Vista") in the fiscal year ended March 31, 1997. The Vista portfolio of properties was reduced to a nominal "book basis" after recording certain deferred tax benefits related to the combination. Negative goodwill was accreted to earnings as a reduction of costs and expenses over the estimated period during which Vista's land was developed and/or sold. During fiscal 2001, the Company disposed of virtually all of the remaining Vista portfolio and negative goodwill was fully accreted.

Mortgage Securitization Residual Interest

Home Equity uses mortgage securitizations to finance its mortgage loan portfolio. Securitizations entered into prior to March 31, 2000 were accounted for as sales, and the resulting gains on such sales were reported in operating results during the period in which the securitizations closed. Home Equity changed the legal and economic structure of securitizations subsequent to March 31, 2000, causing securitizations after that date to be accounted for as secured borrowings.

For securitizations accounted for as sales, Home Equity retained a residual interest (the "Mortgage Securitization Residual Interest" or "MSRI"). The MSRI represents the present value of Home Equity's right to receive, over the life of the securitization, the excess of the weighted average coupon on the loans securitized over the interest rates on the securities sold, a normal servicing fee, a trustee fee and an insurance fee, where applicable, net of the credit losses relating to the loans securitized.

The Company classifies MSRI as trading securities in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," and accordingly, carries MSRI at fair value on the Company's balance sheet.

Home Equity estimates the fair value of MSRI through the application of discounted cash flow analysis. Such analysis requires the use of various assumptions, the most significant of which are anticipated prepayments (principal reductions in excess of contractually scheduled reductions), estimated future credit losses and the discount rate applied to future cash flows. Home Equity continuously monitors the fair value of MSRI and the reasonableness of the underlying assumptions in light of current market conditions.

Home Equity uses the following assumptions in monitoring the fair value of the MSRI: cumulative credit losses of 3.75% to 4.50%; Constant Prepayment Rate ("CPR") for fixed rate loans of 19% to 21% per annum (life to date); a CPR of 29% to 31% per annum (life to date) for variable rate loans; and a discount rate of 15% simple interest.

At March 31, 2002, the sensitivity of the current fair value of the MSRI to an immediate 10 percent and 20 percent unfavorable change in assumptions is presented in the table below. These sensitivities are based on assumptions used to value our MSRI at March 31, 2002.

	Impact on fair value of an adverse change	
Assumption	10%	20%
Credit Losses	$5,334	$10,705
Constant Prepayment Rate	$4,412	$8,120
Discount Rate	$4,682	$9,100

These sensitivities are hypothetical and should not be considered to be predictive of future performance. As the figures indicate, the change in fair value based on a 10 percent variation in assumptions cannot necessarily be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on the fair value of the residual cash flow is calculated independently from any change in another assumption. In reality, changes in one factor may contribute to changes in another (for example, increases in market interest rates may result in lower prepayments), which might magnify or counteract the sensitivities. Furthermore, the estimated fair values as disclosed should not be considered indicative of future earnings on these assets.

Deferred Charges and Other

Deferred charges and other are primarily composed of deferred home security system installation costs, loan fees, securitization costs and other financing costs, prepaid expenses, deposits and investments.

Advertising Costs

Advertising costs are expensed as incurred. The advertising costs for fiscal 2002, 2001 and 2000 were $78.9 million, $67.0 million and $57.1 million, respectively.

Off-Balance-Sheet Risk

The Company enters into various "off-balance-sheet" transactions in the normal course of business in order to reduce financing costs and improve access to liquidity, facilitate home building activities and manage exposure to changing interest rates. Further discussion regarding these transactions can be found in Notes (F) and (N).

Statements of Consolidated Cash Flows – Supplemental Disclosures

Interest expense relating to the Financial Services segment is included in its operating costs and expenses. Interest related to segments other than Financial Services is shown as interest expense. During fiscal 2002, $60.9 million of interest costs were capitalized to qualifying assets, principally within the Home Building segment, and $48.2 million of previously capitalized interest was charged to interest expense. During fiscal 2001, $52.6 million of interest costs were capitalized to qualifying assets, principally within the Home Building segment, and $46.6 million of previously capitalized interest was charged to interest expense.

For the Years Ended March 31,	2002	2001	2000
Total Interest Incurred	**$ 287,628**	$197,679	$128,520
Capitalized Interest, net	**(12,717)**	(6,038)	–
Less – Financial Services	**(159,145)**	(92,572)	(61,676)
Interest Expense	**$ 115,766**	$ 99,069	$ 66,844

Cash payments made for interest, excluding financial services, were $118.9 million, $100.5 million and $59.0 million for fiscal 2002, 2001 and 2000, respectively. Net payments made for federal, state and foreign income taxes during fiscal 2002, 2001 and 2000 were $199.4 million, $172.1 million and $98.9 million, respectively.

Statements of Financial Accounting Standards

The Company adopted the provisions of Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), on April 1, 2001. The effect of the adoption of SFAS No. 133 on the Company's operating earnings was not significant.

Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS No. 140"), was issued in September 2000 to replace Statement of Financial Accounting Standards No. 125 ("SFAS No. 125"). SFAS No. 140 revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but it carries forward most of SFAS No. 125's provisions without reconsideration. The implementation of SFAS No. 140 on April 1, 2001 did not have a material impact on the Company's results of operations or financial position.

The Company adopted, effective April 1, 2001, Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS No. 141"). This statement had no material impact on the Company.

The Company adopted, effective April 1, 2001, SFAS No. 142, which provides that intangible assets, including goodwill, that are not subject to amortization must be tested for impairment as of the beginning of the fiscal year in which this statement is initially applied and annually thereafter at the reporting unit level using a two-step impairment assessment. Impairment testing must be performed more frequently if events or changes in circumstances indicate that the asset might be impaired. See Note (E) for additional information on the impact of SFAS No. 142 on the Company's results of operations and financial position.

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," that addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The statement is effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. Management does not believe that adoption of this statement in fiscal 2003 will have a material effect on the interim or annual financial statements. However, the financial statement presentation will be modified in fiscal 2003 to report the results of operations and financial position of certain Investment Real Estate operations that either have been disposed of or classified as held for sale as discontinued operations. As a result, beginning in fiscal 2003 the Company will reclassify certain amounts in prior period financial statements to conform to the new presentation requirements.

Reclassifications

Certain prior year balances have been reclassified to conform to the fiscal 2002 presentation.

(B) Residential Mortgage Loans Held for Investment

Residential mortgage loans held for investment consisted of the following:

March 31,	*2002*	*2001*
Residential Mortgage Loans Held for Investment	**$3,268,123**	$1,774,645
Allowance for Losses on Residential Mortgage Loans Held for Investment	**(14,106)**	(2,814)
Residential Mortgage Loans Receivable Held for Investment, net of Allowance for Losses.	**$3,254,017**	$1,771,831

At March 31, 2002, contractual maturities of residential mortgage loans held for investment were as follows:

2003	$ 35,949
2004	39,217
2005	42,486
2006	45,754
2007 and thereafter	3,104,717
	$3,268,123

It is the Company's experience that a substantial portion of the loan portfolio generally is renewed or repaid prior to contractual maturity dates. The above maturity schedule should not be regarded as a forecast of future cash collections.

(C) Allowance for Losses on Residential Mortgage Loans Held for Investment

Changes in the allowance for losses on residential mortgage loans held for investment were as follows:

For the Years Ended March 31,	2002	2001
Balance at Beginning of Period	$ 2,814	$ –
Provision for Losses	17,415	4,453
Recoveries on Loans Charged Off	259	11
Losses Sustained	(6,382)	(1,650)
Balance at End of Period	$14,106	$ 2,814

Prior to April 1, 2000, residential mortgage loans were securitized as sales and anticipated future credit losses were included in the securitization transaction. As a result, no allowance for losses was necessary.

(D) Property and Equipment

Property and equipment cost by major category and accumulated depreciation are summarized below:

March 31,	2002	2001
Land, Buildings and Improvements	$ 144,515	$ 85,039
Machinery, Equipment and Other	239,064	267,950
Plants	701,514	688,873
	1,085,093	1,041,862
Accumulated Depreciation	(364,808)	(312,763)
	$ 720,285	$ 729,099

(E) Goodwill – Adoption of Statement 142

The Company adopted SFAS No. 142 effective April 1, 2001. SFAS No. 142 provides guidance on accounting for intangible assets and eliminates the amortization of goodwill and certain identifiable intangible assets. Under the provisions of SFAS No. 142, intangible assets, including goodwill, that are not subject to amortization will be tested for impairment annually at the reporting unit level using a two-step impairment assessment. Impairment testing must be performed more frequently if events or changes in circumstances indicate that the asset might be impaired. The Company tested for potential impairment, both upon adoption of SFAS No. 142 and annually as of January 1, 2002, by determining whether the carrying amount of a reporting unit exceeds its fair value. The Company had no impairment of goodwill in fiscal 2002. Identifiable intangible assets, other than goodwill, are immaterial. The changes in the carrying amount of goodwill by segment for the year ended March 31, 2002 are as follows:

	Home Building	Financial Services	Construction Products	Construction Services	Other	Total
Balance as of March 31, 2001	$80,958	$16,602	$41,792	$1,007	$170,379	$310,738
Goodwill Acquired During Year	–	–	–	–	39,429	39,429
Adjustment to Purchase Allocation	3,193	–	–	–	–	3,193
Other	–	213	(704)	–	(3,157)	(3,648)
Balance as of March 31, 2002	$84,151	$16,815	$41,088	$1,007	$206,651	$349,712

The Company made several acquisitions during fiscal 2002 that resulted in an increase to goodwill. However, Centex pro-forma financial information was not presented as the impact of the acquisitions on the results of operations was not significant.

Net income and basic and diluted earnings per share excluding goodwill amortization for the years ended March 31, 2001 and 2000 are as follows:

For the Years Ended March 31,	2001	2000
Reported Net Earnings	$281,977	$257,132
Goodwill Amortization	26,799	14,159
Negative Goodwill Accretion	(50,837)	(16,000)
Adjusted Net Earnings	$257,939	$255,291
Basic Earnings Per Share:		
Reported Net Earnings	$ 4.77	$ 4.34
Net Goodwill Accretion	(0.41)	(0.03)
Adjusted Net Earnings	$ 4.36	$ 4.31
Diluted Earnings Per Share:		
Reported Net Earnings	$ 4.65	$ 4.22
Net Goodwill Accretion	(0.40)	(0.03)
Adjusted Net Earnings	$ 4.25	$ 4.19

(F) Indebtedness

Short-term Debt

Balances of short-term debt were:

March 31,	2002		2001	
	Centex Corporation	Financial Services	Centex Corporation	Financial Services
Banks	**$ 18,630***	**$ 92,109**	$ –	$192,380
Commercial Paper	**–**	**–**	–	–
Secured Liquidity Notes	**–**	**102,583**	–	117,950
Other Financial Institutions	**–**	**119,933**	–	168,700
	$ 18,630	**$314,625**	$ –	$479,030
Consolidated Short-term Debt	**$333,255**		$479,030	

* *Debt relates entirely to Construction Products.*

The Company borrows on a short-term basis from banks under uncommitted lines that bear interest at prevailing market rates. The weighted-average interest rates of the short-term borrowings during fiscal 2002 and 2001 were 3.6% and 6.9%, respectively. The weighted-average interest rates of balances at fiscal year end 2002 and 2001 were 2.4% and 5.8%, respectively.

Long-term Debt

Balances of long-term debt were:

March 31,	*2002*	*2001*
Non-Financial Services:		
Medium-Term Note Programs, 2.45% to 7.95%, due through 2007	**$ 418,000**	$ 486,995
Long-Term Notes, 6.40% to 9.75%, due through 2012	**962,892**	464,970
Other Indebtedness, weighted-average 3.98% due through 2027	**192,753**	313,658
Subordinated Debt:		
Subordinated Debentures, 7.38%, due in 2006	**99,845**	99,796
Subordinated Debentures, 8.75%, due in 2007	**99,632**	99,574
	1,773,122	1,464,993
Financial Services:		
Home Equity Loans Asset-Backed Certificates, 2.91% to 8.48%, due through 2033	**3,120,402**	1,548,368
Harwood Street Funding II, L.L.C. Variable Rate Subordinated Notes, due through 2007	**50,000**	27,500
	3,170,402	1,575,868
Total	**$4,943,524**	$3,040,861

Financial Services debt related to securitized residential mortgage loans structured as collateralized borrowings (Home Equity Loans Asset-Backed Certificates) was $3.1 billion at March 31, 2002. The principal and interest on these notes are paid using the cash flow from the underlying residential mortgage loans, which serve as collateral for the debt. Accordingly, the timing of the principal payments on these notes is dependent upon the payment received on the underlying residential mortgage loans. The expected maturities of this component of long-term debt are based on contractual maturities adjusted for projected repayments and prepayments of principal. Maturities of Non-Financial Services and Financial Services long-term debt during the next five fiscal years are:

	Non-Financial Services	*Financial Services*	*Total*
2003	$ 179,831	$ 747,361	$ 927,192
2004	193,605	636,472	830,077
2005	30,474	452,745	483,219
2006	325,249	407,717	732,966
2007	290,541	379,622	670,163
Thereafter	753,422	546,485	1,299,907
	$1,773,122	$3,170,402	$4,943,524

Included in other long-term debt is a $2.1 million convertible subordinated debenture sold at par in 1985 to a corporate officer. The indebtedness, which matures in 2010, bears interest at LIBOR plus 1.5% and is convertible into 400,000 shares of the Company's common stock. In connection with this transaction, the Company has guaranteed the payment of a $2.1 million note payable to a bank by the officer.

Under our debt covenants, we are required to maintain certain leverage and interest coverage ratios and a minimum tangible net worth. At March 31, 2002, we were in compliance with all of these covenants.

Credit Facilities

The Company's existing credit facilities and available capacity as of March 31, 2002 are summarized below:

	Existing Credit Facilities	Available Capacity
Non-Financial Services		
Centex Corporation		
Multi-Bank Revolving Credit Facility	$ 600,000	$ 600,000 (1)
Uncommitted Bank Lines	60,000	60,000
Construction Products		
Senior Revolving Credit Facility	275,000	112,000 (2)
Annually Renewable Commercial Paper Conduit	50,000	31,370 (2)
	985,000	803,370
Financial Services		
Unsecured Credit Facilities	145,000	125,000 (3)
Secured Credit Facilities	547,000	364,312 (4)
Harwood Street Funding II, L.L.C. Facility	1,000,000	897,417
Line of Credit	14,250	4,896 (5)
	1,706,250	1,391,625
	$2,691,250	$2,194,995 (6)

(1) This is a committed, multi-bank revolving credit facility, maturing in August 2005, which serves as backup for commercial paper borrowings. As of March 31, 2002, there were no borrowings under this facility, and the company's $500 million commercial paper program had no outstanding borrowings. Beginning May 31, 2002, this facility increased to $700 million. There have been no borrowings under this facility since inception.

(2) These committed facilities were entered into by Construction Products and have no recourse to Centex Corporation. The Senior Revolving Credit Facility matures in November 2003 and the Annually Renewable Commercial Paper Conduit matures in June 2002.

(3) Financial Services maintains a $20 million uncommitted facility, which is allocated evenly between CTX Mortgage and Home Equity. All borrowings under this facility are guaranteed by Centex Corporation. Centex Corporation, CTX Mortgage and Home Equity on a joint and several basis share in a $125 million uncommitted, unsecured credit facility.

(4) CTX Mortgage and Home Equity share in $200 million of committed and $242 million of uncommitted secured credit facilities to finance mortgage inventory. CTX Mortgage maintains $105 million of committed secured mortgage warehouse facilities maturing in October 2002 to finance mortgages not sold to HSF-I. Centex Corporation has guaranteed $11.5 million of these facilities.

(5) The United Kingdom mortgage operation maintains a £10 million uncommitted unsecured line of credit guaranteed by Centex Corporation.

(6) The amount of available capacity includes $342 million of uncommitted borrowings. Although the Company believes that this capacity is currently available, there can be no assurance that the lenders under the applicable facilities would elect to make advances to the Company or its subsidiaries if and when requested to do so.

Home Equity finances its inventory of mortgage loans through Harwood Street Funding II, L.L.C. ("HSF-II"), a wholly-owned, consolidated entity, under a revolving sales agreement that expires February 2006 with certain renewal options. This arrangement, where HSF-II has committed to finance all eligible loans, gives Home Equity daily access to HSF-II's capacity of $1.0 billion. HSF-II obtains funds through the sale of five-year subordinated notes that are rated BBB by Standard & Poor's ("S&P"), Baa2 by Moody's Investors Service ("Moody's"), and BBB by Fitch Ratings ("Fitch") and short-term secured liquidity notes that are rated A1+ by S&P's, P1 by Moody's and F1+ by Fitch. Because HSF-II is a consolidated entity, the debt, interest income and interest expense of HSF-II are reflected on the financial statements of Financial Services and the Company.

Harwood Street Funding I, L.L.C.

CTX Mortgage finances its inventory of mortgage loans principally through sales of Conforming, Jumbo A and GNMA loans to Harwood Street Funding I, L.L.C. ("HSF-I"), an unaffiliated entity established in 1999 that is not consolidated with Financial Services or Centex. These mortgage loans are sold pursuant to a mortgage loan purchase agreement that expires in November 2004, subject to certain renewal options (the "HSF-I Purchase Agreement"). Since 1999, CTX Mortgage has sold substantially all of the Conforming, Jumbo A and GNMA mortgage loans that it originates to HSF-I in accordance with the HSF-I Purchase Agreement. When HSF-I acquires these loans, it typically holds them for a period averaging between 45 and 60 days and then resells them into the secondary market. HSF-I obtains the funds needed to purchase eligible mortgage loans from CTX Mortgage by issuing (i) securitized term debt that is currently rated AAA by S&P and Aaa by Moody's, (ii) short-term secured liquidity notes that are currently rated A1+ by S&P and P1 by Moody's and (iii) five year extendable subordinated certificates maturing in November 2004 that are rated BBB by S&P and Baa2 by Moody's. The purpose of this arrangement is to allow CTX Mortgage to reduce the cost of financing eligible mortgage loans originated by it and to improve its liquidity.

Under the terms of the HSF-I Purchase Agreement, CTX Mortgage may elect to sell to HSF-I, and HSF-I is obligated to purchase from CTX Mortgage, mortgage loans that satisfy certain eligibility criteria and portfolio requirements. The maximum amount of mortgage loans that HSF-I is allowed to carry in its inventory under the HSF-I Purchase Agreement is limited to $2.0 billion.

The HSF-I Purchase Agreement currently has a term expiring in November 2004, subject to certain renewal options. In addition, HSF-I's commitment to purchase eligible mortgage loans is subject to termination upon the occurrence of certain events of default and other termination events described in the HSF-I Purchase Agreement, including a downgrade in Centex's credit ratings below BB+ by S&P or Ba1 by Moody's. In the event CTX Mortgage was unable to sell loans to HSF-I, it would need to make other arrangements to finance its mortgage loan origination activities. Although we believe that CTX Mortgage could arrange for alternative financing that is common for non-investment grade mortgage companies, there can be no assurance that such financing would be available on satisfactory terms, and any delay in obtaining such financing could adversely affect the results of operations of CTX Mortgage.

In accordance with the HSF-I Purchase Agreement, CTX Mortgage acts as servicer of the loans owned by HSF-I and arranges for the sale of the eligible mortgage loans into the secondary market. In its capacity as servicer, CTX Mortgage must act in the best interest of HSF-I so as to maximize the proceeds of sales of eligible mortgage loans. The performance and payment of obligations of CTX Mortgage, in its capacity as servicer, are guaranteed by Centex. These servicer obligations include the obligation of the servicer to repurchase a mortgage loan from HSF-I in the event of a breach of the servicer's representations and warranties, which materially and adversely affects the value of the mortgage loan and is not cured within 60 days.

HSF-I has entered into a swap arrangement with a bank (the "Harwood Swap") under which the bank has agreed to make certain payments to HSF-I, and HSF-I has agreed to make certain payments to the bank, the net effect of which is that the bank has agreed to bear certain interest rate risks, non-credit related market risks and prepayment risks related to the mortgage loans held by HSF-I. The purpose of this arrangement is to provide credit enhancement to HSF-I by permitting it to hedge these risks with a counterparty having a short-term credit rating of A1+ from S&P and P1 from Moody's. Additionally, Centex has entered into a separate swap arrangement with the bank pursuant to which Centex has agreed to pay to the bank all amounts that the bank is required to pay to HSF-I pursuant to the Harwood Swap plus a monthly fee equal to a percentage of the notional amount of the Harwood Swap and the bank is required to pay to Centex all amounts that bank receives from HSF-I pursuant to the Harwood Swap. Accordingly, Centex effectively bears all interest rate risks, non-credit related market risks and prepayment risks that are the subject of the Harwood Swap. Centex is also required to reimburse the bank for certain expenses, costs and damages that it may incur.

As of March 31, 2002, HSF-I owned $1.34 billion in securitized residential mortgage loans sold to it by CTX Mortgage and had $1.25 billion of outstanding securitized term debt and $93.0 million of outstanding subordinated certificates. The Company does not guarantee the payment of any debt or subordinated certificates of HSF-I and is not liable for credit losses relating to securitized residential mortgage loans sold to HSF-I. However, the Company retains certain risks related to the portfolio of mortgage loans held by HSF-I. In particular, CTX Mortgage makes representations and warranties to HSF-I to the effect that each mortgage loan sold to HSF-I satisfies the eligibility criteria and portfolio requirements discussed above. CTX Mortgage may be required to repurchase mortgage loans sold to HSF-I if such mortgage loans are determined to be ineligible loans or there occur certain other breaches of representations and warranties of CTX Mortgage, as seller or servicer. During fiscal 2002, CTX Mortgage sold $10.2 billion of mortgage loans to HSF-I.

(G) Capital Stock and Employee Benefit Plans

Stockholder Rights Plan

On October 2, 1996, the Board of Directors of the Company (the "Board") adopted a new stockholder rights plan ("Plan") to replace the original rights plan, which expired on October 1, 1996. In connection with the Plan, the Board authorized and declared a dividend of one right ("Right") for each share of Common Stock of the Company to all stockholders of record at the close of business on October 15, 1996. After giving effect to the Company's two-for-one stock split effective March 2, 1998, and the April 2002 amendment to the Plan increasing the exercise price, each Right entitles its holder to purchase one two-hundredths of a share of a new series of preferred stock designated Junior Participating Preferred Stock, Series D, at an exercise price of $210.00. The Rights will become exercisable upon the earlier of ten days after the first public announcement that a person or group has acquired beneficial ownership of 15% or more of the Common Stock or ten business days after a person or group announces an offer, the consummation of which would result in such person or group beneficially owning 15% or more of the Common Stock (even if no purchases actually occur), unless such time periods are deferred by appropriate Board action. The Plan excludes FMR Corp. from causing the rights to become exercisable until such time as FMR Corp., together with certain affiliated and associated persons, collectively own 20% or more of the Common Stock.

If any person or group acquires beneficial ownership of 15% or more (or 20% or more in the case of FMR Corp.) of the Common Stock, the Rights will entitle a holder (other than such person or any member of such group) to buy, at the exercise price, a number of additional shares of Common Stock having a market value of twice the exercise price of each Right. Alternatively, if a person or group has acquired 15% or more (or 20% or more in the case of FMR Corp.) of the Common Stock, but less than 50% of the Common Stock, the Company may at its option exchange each Right of a holder (other than such person or any member of such group) for one share of Common Stock. If the Company is involved in a merger or other business combination at any time after a person or group has acquired beneficial ownership of 15% or more (or 20% or more in the case of FMR Corp.) of the Common Stock or if, after reaching such 15% threshold, the Company were to sell 50% or more of its assets or earning power, the Rights will entitle a holder to buy, at the exercise price, a number of shares of common stock of the acquiring Company having a market value of twice the exercise price of each Right. In general, the Rights are redeemable at $.01 per Right until 15 days after the Rights become exercisable as described above. Unless earlier redeemed, the Rights will expire on October 12, 2006.

Stock Options

Stock options granted under the Centex 2001 Director and Officer Stock Option Plan (the "2001 Plan") and the Fourth Amended and Restated 1998 Centex Corporation Employee Non-Qualified Stock Option Plan (the "1998 Plan") may not be granted at less than fair market value. Although the Centex Corporation Amended and Restated 1987 Stock Option Plan (the "1987 Plan") provides that stock options may be granted at less than fair market value, the Company has consistently followed the practice of issuing options at or above fair market value. The 1987 Plan expired in fiscal 2002. Stock options granted under the Centex Corporation Stock Option Plan (the "Centex Plan") were not granted at less than fair market value. The Centex Plan expired in fiscal 1999. Under all four plans, the option periods and the dates that the shares covered by the options may first become exercisable may vary within a maximum period of ten years at which time these options expire.

The Company records proceeds from the exercise of stock options as additions to common stock and capital in excess of par value. The federal tax benefit, if any, is considered additional capital in excess of par value. The Company accounts for stock options using the intrinsic value method of accounting as prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees." In general, no expense is recognized related to the Company's stock options because the stock options are granted at or above fair market value.

A summary of the activity of the stock option plans is presented below:

For the Years Ended March 31,	2002		2001		2000	
	Number of Shares	Weighted-Average Exercise Price	Number of Shares	Weighted-Average Exercise Price	Number of Shares	Weighted-Average Exercise Price
Options Outstanding, Beginning of Year	**6,872,169**	**$27.52**	7,370,571	$28.23	6,763,748	$22.46
Options Granted						
At Fair Market Value	**1,702,710**	**$39.42**	2,108,300	$24.01	42,500	$27.53
Above Fair Market Value	**–**	**$ –**	–	$ –	2,337,590	$36.06
Options Exercised	**(1,385,659)**	**$22.19**	(1,159,166)	$15.30	(1,336,568)	$11.40
Options Cancelled	**(50,315)**	**$32.12**	(1,447,536)	$35.82	(436,699)	$32.24
Options Outstanding, End of Year	**7,138,905**	**$31.36**	6,872,169	$27.52	7,370,571	$28.23
Options Exercisable, End of Year	**3,776,873**		3,418,766		3,546,606	
Shares Available for Future Stock Option Grants, End of Year	**2,467,738**		2,461,813		3,121,938	
Weighted-Average Fair Value of Options Granted During the Year	**$21.32**		$13.14		$14.80	

Using the treasury stock method, which assumes that any proceeds together with the related tax benefits from the exercise of options would be used to purchase Common Stock at current prices, the dilutive effect of the options on outstanding shares as of March 31, 2002 would have been 3.3%. This is significantly less than appears on a gross basis when compared to the 61,171,149 shares of Common Stock outstanding as of March 31, 2002.

The following table summarizes information about stock options outstanding at March 31, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Shares Outstanding	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Number of Shares Outstanding	Weighted-Average Exercise Price
$12.56 – $23.81	2,826,600	6.79	$21.22	1,553,490	$19.75
$25.06 – $38.69	2,648,426	6.49	$37.09	1,806,186	$37.39
$39.36 – $49.63	1,658,179	6.06	$39.39	415,772	$39.42
$54.75	5,700	6.77	$54.75	1,425	$54.75
	7,138,905	6.51	$31.36	3,776,873	$30.37

The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" (SFAS No. 123"). Accordingly, no compensation cost has been recognized for the stock options. Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant date for awards in fiscal 2002, 2001 and 2000 consistent with the provisions of SFAS No. 123, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

For the Years Ended March 31,	2002	2001	2000
Net Earnings – as Reported	**$382,226**	$281,977	$257,132
Net Earnings – Pro Forma	**$357,753**	$257,504	$231,399
Earnings Per Share – as Reported			
Basic	**$ 6.31**	$ 4.77	$ 4.34
Diluted	**$ 6.11**	$ 4.65	$ 4.22
Earnings Per Share – Pro Forma			
Basic	**$ 5.91**	$ 4.36	$ 3.90
Diluted	**$ 5.72**	$ 4.24	$ 3.80

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

For the Years Ended March 31,	2002	2001	2000
Expected Volatility	**47.0%**	43.5%	35.0%
Risk-Free Interest Rate	**5.4%**	6.3%	5.5%
Dividend Yield	**0.4%**	0.7%	0.5%
Expected Life (Years)	**7**	8	8

The following table summarizes information about equity compensation plans as of March 31, 2002:

Plan Category	Plan	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans [excluding securities reflected in column (a)]
Equity compensation plans approved by stockholders	1987	4,140,525	$30.14	–
	2001	19,790	$40.11	1,722,210
Equity compensation plans not approved by stockholders	1998	2,978,590	$32.99	745,528
Total		7,138,905	$34.41	2,467,738

Subsequent to year end, the Board amended the 1998 Plan to allow for the issuance of an additional 1.5 million shares.

Employee Benefit Plans

Benefits are provided to eligible employees of the Company and certain subsidiaries under the Company's profit sharing plans. The plans operate on a calendar year. The aggregate cost of these plans to the Company was $25.2 million in fiscal 2001, $21.6 million in fiscal 2000 and $17.8 million in fiscal 1999.

(H) Comprehensive Income

Comprehensive income is summarized below:

For the Years Ended March 31,	2002	2001	2000
Net Earnings	**$382,226**	$281,977	$257,132
Other Comprehensive Income (Loss):			
Foreign Currency Translation Adjustments	**2,622**	(5,001)	(96)
Unrealized Gain (Loss) on Investments	**552**	1,152	(1,152)
Unrealized Loss on Hedging Instruments	**(11,033)**	–	–
Comprehensive Income	**$374,367**	$278,128	$255,884

The Foreign Currency Translation Adjustments are primarily the result of Centex's investment in Centex Development Company, L.P. and its subsidiaries, that have separate financial statements included elsewhere in this Report. The Unrealized Loss on Hedging Instruments represents the unrealized loss on swap agreements designated as cash flow hedges. The accounting for these derivative financial instruments is discussed in detail in Note (N) of this Report. The Unrealized Gain (Loss) on Investments represents mark to market adjustments to securities available for sale by the Company.

The components of Accumulated Other Comprehensive Loss are as follows:

For the Year Ended March 31, 2002	Before Tax Amount	Tax (Expense) Benefit	Net-of-Tax Amount
Foreign Currency Translation Adjustments	$ (3,808)	$1,333	$ (2,475)
Unrealized Gain on Investments	849	(297)	552
Unrealized Loss on Hedging Instruments	(16,974)	5,941	(11,033)
Accumulated Other Comprehensive Loss	$(19,933)	$6,977	$(12,956)

As of March 31, 2001, Accumulated Other Comprehensive Loss was made up of $7,842 ($5,097 net of tax) in foreign currency translation adjustments.

(I) Income Taxes

The provision for income taxes includes the following components:

For the Years Ended March 31,	2002	2001	2000
Current Provision			
Federal	**$219,160**	$121,083	$143,101
State	**33,686**	25,252	22,228
	252,846	146,335	165,329
Deferred (Benefit) Provision			
Federal	**(19,260)**	15,313	(3,274)
State	**2,953**	(7,294)	(2,326)
	(16,307)	8,019	(5,600)
Provision for Income Taxes	**$236,539**	$154,354	$159,729

The difference between income taxes computed at the federal statutory rate of 35% and the actual amounts were as follows:

For the Years Ended March 31,	2002	2001	2000
Financial Income Before Taxes	**$618,765**	$436,331	$416,861
Income Taxes at Statutory Rate	**$216,568**	$152,716	$145,902
Increases (Decreases) in Tax Resulting from –			
State Income Taxes, net	**23,388**	10,909	10,265
Negative Goodwill Accretion	–	(17,013)	(6,000)
Other	**(3,417)**	7,742	9,562
Provision for Income Taxes	**$236,539**	$154,354	$159,729
Effective Tax Rate	**38%**	35%	38%

The deferred income tax (benefit) provision results from the following temporary differences in the recognition of revenues and expenses for tax and financial reporting purposes:

For the Years Ended March 31,	2002	2001	2000
Basis in Long-Lived Assets	**$ 2,935**	$ 7,240	$ 7,666
Uniform Capitalization for Tax Reporting	**(3,384)**	(14,502)	–
Excess Tax Depreciation and Amortization	**32,383**	21,242	7,626
Securitization Reporting Differences	**(25,663)**	(12,196)	(9,567)
Financial Accrual Changes and Other	**(22,578)**	6,235	(11,325)
Deferred Income Tax (Benefit) Provision	**$ (16,307)**	$ 8,019	$ (5,600)

Components of deferred income taxes are as follows:

March 31,	2002	2001
Deferred Tax Assets		
Basis in Long-Lived Assets	**$ 8,871**	$ 12,313
Net Operating Loss Carryforwards	**195,968**	132,114
Uniform Capitalization for Tax Reporting	**50,053**	46,579
Financial Accruals	**134,204**	86,699
State Income Taxes	**10,228**	8,769
Securitization Reporting Differences	**46,346**	20,683
All Other	**13,299**	9,559
Total Deferred Tax Assets	**458,969**	316,716
Valuation Allowance for Deferred Tax Assets	**(181,847)**	(130,766)
Net Deferred Tax Assets	**277,122**	185,950
Deferred Tax Liabilities		
Deferred Income and Expenses	**16,792**	–
Excess Tax Depreciation and Amortization	**104,189**	57,711
Interest and Real Estate Taxes Expensed as Incurred	**21,895**	19,827
Investment in Construction Products	**36,398**	34,753
Consolidated Return Regulation Deferrals	**6,872**	6,597
All Other	**14,809**	8,608
Total Deferred Tax Liabilities	**200,955**	127,496
Net Deferred Tax Assets	**$ 76,167**	$ 58,454

At March 31, 2002, the Company had $519.6 million of net operating loss carryforwards available to reduce future federal taxable income that, if unused, expire in fiscal years 2004 to 2023. Of those carryovers, $142.7 million resulted from the Company's 2002 acquisition of NAB Asset Corporation ("NAB"). An additional valuation allowance of $68.0 million was established to offset the deferred tax assets of NAB at the time of acquisition. This valuation allowance was reduced by $16.4 million during fiscal 2002, of which $8.2 million was applied to reduce goodwill and an additional $8.2 million reduced the Company's income tax provision as a portion of those deferred tax assets was utilized. Construction Products incurred a net operating loss for tax purposes of $41.0 million in fiscal 2002 that will expire if unused by fiscal 2022.

(J) Centex Development Company, L.P.

The Partnership is a master limited partnership formed by Centex in March 1987 to broaden Centex's business to include general real estate development. Centex believed that this expansion would improve stockholder value through longer-term real estate investments, real estate developments and the benefits of the partnership form of business. Because the real estate development business generally requires a longer time horizon to maximize value than Centex's core homebuilding operations and typically involves substantial acquisition and development indebtedness, Centex concluded that this new line of business could best be conducted through the Partnership, an independent, publicly-traded entity that is not consolidated with Centex for financial reporting purposes.

The Partnership is authorized to issue three classes of limited partnership interest. Centex indirectly holds 100% of the Partnership's Class A and Class C limited partnership units ("Class A Units" and "Class C Units," respectively), which are collectively convertible into 20% of the Partnership's Class B limited partnership units ("Class B Units"). The Partnership may issue additional Class C Units in connection with the acquisition of real property and other assets. No Class B Units have been issued. However, the stockholders of Centex hold warrants to purchase approximately 80% of the Class B Units. The warrants are held through a nominee arrangement and trade in tandem with the common stock of Centex.

As holder of the Class A and Class C Units, Centex is entitled to a cumulative preferred return of 9% per annum on the average outstanding balance of its capital contributions to the Partnership, adjusted for cash and other distributions representing return of capital. As of March 31, 2002, these adjusted capital contributions, or Unrecovered Capital, were $241.1 million and preference payments in arrears totaled $41.4 million. The Partnership has made no preference payments since fiscal 1998.

The Partnership is managed by its general partner, 3333 Development Corporation, a wholly-owned subsidiary of 3333 Holding Corporation ("Holding"). The common stock of Holding is held by the stockholders of Centex through a nominee arrangement and trades in tandem with the common stock of Centex. The stockholders of Centex elect the four-person board of directors of Holding, three of whom are independent outside directors who are not directors, affiliates or employees of Centex. Thus, through Holding, the stockholders of Centex control the general partner of the Partnership. The general partner, through its independent board and the independent board of Holding, including its non-executive Chairman, oversees the Partnership's activities, including the acquisition, development, maintenance, operation and sale of properties. Consent of the limited partners for the activities of the Partnership is not required and the limited partners cannot remove the general partner. As a result, Centex accounts for its limited partnership interest in the Partnership using the equity method of accounting for investments.

Supplementary condensed combined financial statements for Centex and subsidiaries, Holding and subsidiary and the Partnership and subsidiaries are set forth below. For additional information on Holding and subsidiary and the Partnership and subsidiaries, see their separate financial statements and related footnotes included elsewhere in this Report.

Supplementary Condensed Combined Balance Sheets of Centex and Subsidiaries, Holding and Subsidiary and Partnership and Subsidiaries

March 31,	2002	2001
Assets		
Cash and Cash Equivalents	**$ 242,254**	$ 60,786
Restricted Cash	**106,270**	57,428
Receivables	**4,066,401**	2,613,035
Inventories	**3,283,719**	2,629,733
Investments in Joint Ventures and Other	**99,962**	72,679
Property and Equipment, net	**723,497**	732,490
Other Assets	**862,580**	757,882
	$9,384,683	$6,924,033
Liabilities and Stockholders' Equity		
Accounts Payable and Accrued Liabilities	**$1,546,334**	$1,352,467
Short-term Debt	**545,789**	602,185
Long-term Debt	**5,020,116**	3,111,607
Minority Stockholders' Interest	**155,671**	143,710
Stockholders' Equity	**2,116,773**	1,714,064
	$9,384,683	$6,924,033

Supplementary Condensed Combined Statements of Earnings of Centex and Subsidiaries, Holding and Subsidiary and Partnership and Subsidiaries

For the Years Ended March 31,	2002	2001	2000
Revenues	**$8,114,891**	$7,048,573	$6,380,125
Cost of Sales	**7,494,369**	6,612,484	5,959,430
Earnings Before Income Taxes	**620,522**	436,089	420,695
Income Taxes	**238,296**	154,112	163,563
Net Earnings	**382,226**	281,977	257,132
Other Comprehensive Loss	**(12,956)**	(3,849)	(1,248)
Comprehensive Income	**$ 369,270**	$ 278,128	$ 255,884

(K) Business Segments

The Company operates in five principal business segments: Home Building, Financial Services, Construction Products, Construction Services and Investment Real Estate. These segments operate primarily in the United States, and their markets are nationwide. Revenues from any one customer are not significant to the Company.

Intersegment revenues and investments in joint ventures are not material and are not shown in the following tables. The investment in the Partnership (approximately $269.2 million) is included in the Investment Real Estate segment.

Home Building

Home Building's operations involve the purchase and development of land or lots and the construction and sale of single-family and multi-family homes.

Financial Services

Financial Services' operations consist primarily of home financing, sub-prime home equity lending and the sale of title insurance and other various insurance coverages. These activities include mortgage origination, servicing and other related services for homes sold by Centex subsidiaries and others. Financial Services' revenues include interest income of $266.9 million, $123.8 million and $83.4 million in fiscal 2002, 2001 and 2000, respectively. Substantially all of Centex's interest income in each year is earned by the Financial Services segment. Financial Services' cost of sales is comprised of interest expense related to debt issued to fund its home financing, sub-prime home equity and lending activities.

Construction Products

Construction Products' operations involve the manufacture, production, distribution and sale of cement, gypsum wallboard, recycled paperboard, aggregates and readymix concrete. The Company owned 65.2%, 65.2% and 64.4% of Centex Construction Products, Inc. at March 31, 2002, 2001 and 2000, respectively.

Construction Services

Construction Services' operations involve the construction of buildings for both private and government interests including office, commercial and industrial buildings, hospitals, hotels, correctional facilities, educational institutions, museums, libraries, airport facilities and sports facilities. As this segment generates significant positive cash flow, intercompany interest income (credited at the prime rate in effect) of $7.1 million, $9.1 million, and $8.4 million for fiscal 2002, 2001 and 2000, respectively, is included in the evaluation of this segment. However, the intercompany interest income is eliminated in consolidation and excluded from the table presented below.

Investment Real Estate

Investment Real Estate's operations involve the acquisition, development and sale of land, primarily for industrial, office, multi-family, retail, residential and mixed-use projects. Investment Real Estate also recorded revenues, under the equity method of accounting for investments, from its investment in the Partnership of $18.7 million, $4.6 million, and $0.5 million for fiscal 2002, 2001 and 2000, respectively. Property sales related to Investment Real Estate's nominally-valued assets resulted in operating margins of $35.8 million, $13.6 million, and $19.6 million in fiscal 2002, 2001 and 2000, respectively.

Other

The Company's manufactured homes and home services operations are not material for purposes of segment reporting and have therefore been included in Other for reporting purposes.

Other's selling, general and administrative expenses in the table below include corporate general and administrative expenses of $50.2 million, $36.9 million and $33.0 million; interest expense of $115.8 million, $99.1 million and $66.8 million and minority interest of $20.8 million, $32.4 million and $64.8 million for fiscal 2002, 2001 and 2000, respectively.

	For the Year Ended March 31, 2002						
(Dollars in millions)	Home Building	Financial Services	Construction Products	Construction Services	Investment Real Estate	Other	Total
Revenues	$ 4,984.8	$ 699.8	$ 471.1	$ 1,296.0	$ 72.4	$ 224.3	$ 7,748.4
Cost of Sales	(3,713.4)	(159.1)	(389.7)	(1,196.1)	(12.1)	(139.5)	(5,609.9)
Selling, General & Administrative Expenses	(743.9)	(426.0)	(5.5)	(63.7)	(12.2)	(268.4)	(1,519.7)
Earnings (Loss) Before Income Tax	$ 527.5	$ 114.7	$ 75.9	$ 36.2	$ 48.1	$(183.6)	$ 618.8
Identifiable Assets	$ 3,020.0	$4,148.0	$ 689.6	$ 260.2	$309.7	$ 558.0	$ 8,985.5
Capital Expenditures	$ 20.9	$ 10.7	$ 19.0	$ 3.9	$ 0.1	$ 17.7	$ 72.3
Depreciation and Amortization	$ 16.2	$ 15.8	$ 35.8	$ 2.6	$ 0.4	$ 19.8	$ 90.6

There was no goodwill amortization or negative goodwill accretion in fiscal 2002.

	For the Year Ended March 31, 2001						
(Dollars in millions)	Home Building	Financial Services	Construction Products	Construction Services	Investment Real Estate	Other	Total
Revenues	$ 4,356.2	$ 463.6	$ 441.1	$ 1,290.4	$ 33.0	$ 126.4	$ 6,710.7
Cost of Sales	(3,304.9)	(92.6)	(335.1)	(1,199.9)	(11.0)	(113.0)	(5,056.5)
Selling, General & Administrative Expenses	(625.9)	(351.3)	(6.6)	(59.6)	(21.9)	(203.4)	(1,268.7)
Negative Goodwill	–	–	–	–	50.8	–	50.8
Earnings (Loss) Before Income Tax	$ 425.4	$ 19.7	$ 99.4	$ 30.9	$ 50.9	$(190.0)	$ 436.3
Identifiable Assets	$ 2,510.5	$2,490.1	$ 761.1	$ 248.2	$270.2	$ 368.9	$ 6,649.0
Capital Expenditures	$ 18.4	$ 12.2	$ 16.3	$ 6.3	$ 0.6	$ 15.1	$ 68.9
Depreciation and Amortization	$ 16.6	$ 15.3	$ 24.9	$ 3.0	$ 0.1	$ 31.5	$ 91.4
Goodwill and Negative Goodwill Accretion	$ 5.8	$ 2.5	$ 1.0	$ 0.1	$(50.8)	$ 17.4	$ (24.0)

	For the Year Ended March 31, 2000						
(Dollars in millions)	Home Building	Financial Services	Construction Products	Construction Services	Investment Real Estate	Other	Total
Revenues	$ 3,686.8	$ 430.6	$ 470.5	$ 1,205.8	$ 30.9	$ 183.5	$ 6,008.1
Cost of Sales	(2,852.3)	(61.7)	(295.6)	(1,130.7)	(7.6)	(143.7)	(4,491.6)
Selling, General & Administrative Expenses	(511.3)	(336.4)	(6.2)	(51.6)	(9.2)	(200.9)	(1,115.6)
Negative Goodwill	–	–	–	–	16.0	–	16.0
Earnings (Loss) Before Income Tax	$ 323.2	$ 32.5	$ 168.7	$ 23.5	$ 30.1	$(161.1)	$ 416.9
Identifiable Assets	$ 2,204.4	$ 771.5	$ 410.8	$ 235.8	$ 66.4	$ 299.0	$ 3,987.9
Capital Expenditures	$ 12.6	$ 39.6	$ 28.0	$ 7.5	$ –	$ 8.5	$ 96.2
Depreciation and Amortization	$ 14.0	$ 14.1	$ 18.6	$ 2.9	$ 0.1	$ 15.3	$ 65.0
Goodwill and Negative Goodwill Accretion	$ 5.4	$ 2.2	$ 0.1	$ 0.2	$(16.0)	$ 6.3	$ (1.8)

(L) Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," requires companies to disclose the estimated fair value of their financial instrument assets and liabilities. The estimated fair values shown below have been determined using current quoted market prices where available and, where necessary, estimates based on present value methodology suitable for each category of financial instruments. Considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. All assets and liabilities that are not considered financial instruments have been valued using historical cost accounting.

The consolidated carrying values of Cash and Cash Equivalents, Restricted Cash, Mortgage Securitization Residual Interest, Other Receivables, Accounts Payable and Accrued Liabilities and Short-term Debt approximate their fair values. The carrying values and estimated fair values of other financial assets and liabilities were as follows:

March 31,	*2002*		*2001*	
(Dollars in thousands)	*Carrying Value*	*Fair Value*	*Carrying Value*	*Fair Value*
Financial Assets				
Residential Mortgage Loans Held for Investment	**$3,254,017**	**$3,264,165** (1)	$1,771,831	$1,778,903 (1)
Residential Mortgage Loans Held for Sale	**$ 241,793**	**$ 242,562** (1)	$ 224,915	$ 233,883 (1)
Financial Liabilities				
Non-Financial Services Long-term Debt	**$1,773,122**	**$1,810,119** (2)	$1,464,993	$1,495,525 (2)
Financial Services Long-term Debt	**$3,170,402**	**$3,199,150** (2)	$1,575,868	$1,598,950 (2)

(1) Fair values are based on quoted market prices for similar instruments.

(2) Fair values are based on a present value discounted cash flow with the discount rate approximating current market for similar instruments.

(M) Commitments and Contingencies

In order to ensure the future availability of land for homebuilding, the Company has deposited or invested $68.0 million as of March 31, 2002 as options toward the purchase of undeveloped land and developed lots having a total purchase price of approximately $1.5 billion. These options expire at various dates through the year 2007.

In the normal course of its business, the Company and/or its subsidiaries are named as defendants in certain suits filed in various state and federal courts. Management believes that none of the litigation matters in which the Company or any subsidiary is involved would have a material adverse effect on the consolidated financial condition or operations of the Company.

The Company has certain deductible limits under its workers' compensation, automobile and general liability insurance policies for which reserves are established based on the estimated costs of known and anticipated claims.

The Company leases certain office facilities and other equipment under operating leases. Future minimum payments under the noncancelable leases are as follows: 2003 – $50.2 million; 2004 – $42.3 million; 2005 – $34.0 million; 2006 – $25.5 million; 2007 – $20.3 million and thereafter – $68.6 million.

Rental expense for the years ended March 31, 2002, 2001 and 2000 was $49.7 million, $38.5 million and $25.1 million, respectively.

(N) Derivatives and Hedging

The Company is exposed to the risk of interest rate fluctuations on its debt and other obligations. As part of its strategy to manage the obligations that are subject to changes in interest rates, the Company has entered into various interest rate swap agreements, designated as cash flow hedges as described below. The swap agreements are recorded at their fair value in Other Assets or Accrued Liabilities in the condensed consolidated balance sheets. To the extent the hedging relationship is effective, gains or losses in the fair value of the derivative are deferred as a component of Stockholders' Equity through Other Comprehensive (Loss) Income. Fluctuations in the fair value of the ineffective portion of the derivative would be reflected in the current period earnings.

Centex Corporation and Construction Products each have interest rate swap agreements that, in effect, fix the variable interest rate on a portion of their outstanding debt at March 31, 2002. During the year ended March 31, 2002, there was no hedge ineffectiveness related to these derivatives. These swaps expire at varying times through October 2005. Amounts to be received or paid under the swap agreements are recognized as a change in interest incurred on the related debt instrument. Based on the balance in Accumulated Other Comprehensive Loss at March 31, 2002 related to these derivatives, the Company would estimate increases in interest incurred over the next 12 months to be approximately $3 million. As of March 31, 2002, the liability and the balance in Accumulated Other Comprehensive Loss related to these derivatives was $4.3 million ($2.8 million net of tax).

Financial Services, through Home Equity, uses interest rate swaps to hedge the market risk associated with the anticipated issuance of fixed rate securitization debt used to finance sub-prime mortgages. Changes in fair value of these derivatives are deferred in Accumulated Other Comprehensive Loss and recorded through current earnings as an adjustment of the interest incurred over the life of the securitization debt. Home Equity also uses interest rate swaps that, in effect, fix the interest rate on its variable interest rate debt. Amounts to be received or paid as a result of these swap agreements are recognized as adjustments to interest incurred on the related debt instrument. During the year ended March 31, 2002, there was no hedge ineffectiveness related to these interest rate swaps. These swaps expire at varying times through January 2008. Based on the balance in Accumulated Other Comprehensive Loss at March 31, 2002 related to these derivatives, the Company estimates adjustments to interest incurred over the next 12 months to be a reduction of approximately $1 million. As of March 31, 2002, the asset and the balance in Accumulated Other Comprehensive Loss related to these derivatives was $0.7 million ($0.5 million net of tax).

Financial Services, through CTX Mortgage, enters into interest rate lock commitments ("IRLCs") with its customers under which CTX Mortgage agrees to make mortgage loans at agreed upon rates within a period of time, generally from 1 to 30 days, if certain conditions are met within the terms of the IRLCs. In order to hedge the risk of fluctuations in the value of these IRLCs and mortgage loans held by CTX Mortgage, CTX Mortgage executes mandatory forward trades of mortgage loans and mortgage backed securities. CTX Mortgage also uses mandatory forward trades to hedge the Company's obligation, created through the Harwood Swap, to protect against certain interest rate risk, non-credit related market risk and prepayment risk related to mortgage loans held by HSF-I, an unaffiliated entity that is not consolidated with Financial Services or the Company. The Company has elected not to utilize hedge accounting treatment under SFAS 133 for these derivatives. Initially, the fair value of the IRLCs is recorded on the balance sheet as a deferred item. Subsequent changes in the fair value of the IRLCs, mandatory forward trades and swaps are recorded as an adjustment to earnings. The net change in the estimated fair value of these derivative positions resulted in a gain of $4.8 million for the year ended March 31, 2002.

(O) Related Party Transactions

Centex Homes purchased land from the Partnership during fiscal 2002, 2001 and 2000 totaling $1.7 million, $21.1 million (including the purchase of the Partnership's Domestic Home Building operation) and $5.4 million, respectively.

During fiscal 2002 and 2001, Centex Homes deposited $9.1 million with the Partnership as option deposits for the purchase of 345 acres in Florida, Hawaii, Nevada and South Carolina. Pursuant to various option agreements, Centex Homes paid $1.4 million to the Partnership in fees and reimbursements during fiscal 2002. Centex Homes expects to pay an additional $62.5 million to the Partnership to complete the purchase of these tracts of land over the next three years.

Construction Services has executed contracts with the Partnership for the construction of multi-family apartments, a recreational ice skating facility, two office buildings and two industrial facilities. These contracts totaled $15.0 million, $14.9 million and $43.2 million in fiscal 2002, 2001 and 2000, respectively. During fiscal 2002 and 2001, the Partnership paid $10.0 million and $7.7 million, respectively, to Construction Services pursuant to these contracts.

Report of Independent Auditors

To the Board of Directors of Centex Corporation and Subsidiaries:

We have audited the accompanying consolidated balance sheets of Centex Corporation and subsidiaries as of March 31, 2002 and 2001, and the related statements of consolidated earnings, consolidated stockholders' equity and consolidated cash flows for each of the three years in the period ended March 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Centex Corporation and subsidiaries at March 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The supplemental balance sheet and cash flow data of Centex Corporation and Financial Services and the supplemental revenue and earnings data by line of business are presented for purposes of additional analysis and are not a required part of the basic consolidated financial statements. Such information has been subjected to the auditing procedures applied in our audits of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

Dallas, Texas
May 31, 2002

Ernst & Young LLP

Fiscal Year 2002 Compared to Fiscal Year 2001

We reported consolidated revenues of $7.75 billion for fiscal 2002, 15% above the $6.71 billion reported for fiscal 2001. Earnings before income taxes were $618.8 million, 42% more than the $436.3 million of earnings before income taxes reported last year. Net earnings for fiscal 2002 reached $382.2 million, a historical high and a 36% improvement over net earnings of $282.0 million in fiscal 2001. Earnings per share for fiscal 2002 were $6.31 and $6.11 for basic and diluted, respectively, compared to $4.77 and $4.65 for the prior year.

Home Building

The following summarizes the results of our Home Building operations for the two-year period ended March 31, 2002 (dollars in millions, except per unit data):

For the Years Ended March 31,	*2002*		*2001*	
Revenues	**$ 4,984.8**	**100.0%**	$ 4,356.2	100.0%
Cost of Sales	**(3,713.4)**	**(74.5%)**	(3,304.9)	(75.9%)
Selling, General & Administrative Expenses	**(743.9)**	**(14.9%)**	(625.9)	(14.3%)
Operating Earnings	**$ 527.5**	**10.6%**	$ 425.4	9.8%
Units Closed	**22,960**		20,659	
% Change	**11.1%**		9.3%	
Units Sales Price	**$213,738**		$205,913	
% Change	**3.8%**		7.5%	
Operating Earnings per Unit	**$ 22,973**		$ 20,594	
% Change	**11.6%**		20.4%	
Backlog Units	**9,371**		9,265	
% Change	**1.1%**		22.2%	

Revenues increased 14.4% versus prior year, primarily due to the 11% increase in units closed, from 20,659 units to 22,960 units, and the 4% increase in average unit sales price, from $205,913 to $213,738.

Selling, general and administrative expenses increased 19% to $743.9 million in fiscal 2002 compared to $625.9 million in fiscal 2001. The increase primarily relates to higher compensation resulting from growth in Home Building's business and profitability.

Operating earnings for fiscal 2002 increased as a percentage of revenues and on a per-unit basis in comparison to fiscal 2001 as a result of several factors. Home Building continued to focus on reducing costs and improving operating margins through the reduction of direct construction costs. Moderate interest rates and softness in the prices of several key building materials, including lumber, cement, and gypsum wallboard, are some of the factors that influenced the improved performance of the Home Building operation. Additional factors that contributed to an improved operating margin include purchasing efficiencies through regional and national programs, higher realized sales prices for our homes and more efficient house designs.

Centex Homes responded to the events of September 11, 2001 through increased marketing efforts, purchase incentives and price discounting. These activities helped stimulate demand, increase traffic to our neighborhoods and minimize unsold housing inventory. After a brief slowdown, the business has recovered and no long term impacts are anticipated.

Financial Services

The Financial Services segment consists primarily of home financing, sub-prime home equity lending and the sale of title and other insurance coverages. The following summarizes Financial Services' results for the two-year period ended March 31, 2002 (dollars in millions):

For the Years Ended March 31,	*2002*	*2001*
Revenues	**$ 699.8**	$ 463.6
Interest Margin	**$ 107.7**	$ 31.2
Operating Earnings	**$ 114.7**	$ 19.7
Origination Volume	**$14,537.9**	$10,598.5
Number of Loans Originated		
CTX Mortgage Company, LLC –		
Centex-built Homes	**15,435**	12,506
Non-Centex-built Homes	**64,949**	48,244
	80,384	60,750
Centex Home Equity Company, LLC	**26,955**	26,418
	107,339	87,168

Financial Services' results are primarily derived from conforming mortgage banking and sub-prime home equity lending operations as described below.

Conforming Mortgage Banking

The operating earnings of CTX Mortgage are derived primarily from the sale of mortgage loans, inclusive of all service rights and, to a lesser extent, net interest income and other fees. CTX Mortgage originates mortgage loans, holds them for a short period and sells them to investors and HSF-I. HSF-I is an unaffiliated entity that is not consolidated with Financial Services or Centex Corporation. HSF-I purchases mortgage loans, at closing, from CTX Mortgage with the proceeds from the issuance of securitized term debt, secured liquidity notes and five-year extendable subordinated certificates. The debt, interest income and interest expense of HSF-I are not reflected in the financial statements of Financial Services or Centex Corporation. For additional information regarding HSF-I, see "Certain Off-Balance-Sheet and Other Obligations" on pages 84-86 of this Report.

CTX Mortgage's operating earnings were $91.4 million for fiscal 2002, 169% higher than earnings of $34.0 million for fiscal 2001. The increase in CTX Mortgage's operating earnings is primarily due to a significant increase in mortgage origination volume, including substantial mortgage refinancing activity, that was the result of lower mortgage rates in the first, second and third quarters of fiscal 2002 compared to the same periods last year. For the year ended March 31, 2002, originations totaled 80,384 compared to 60,750 originations last fiscal year; loan volume was $12.45 billion compared to $8.88 billion for last fiscal year; the per-loan profit was $1,137, an increase of 103% compared to $560 for last fiscal year; and total mortgage applications increased 8% to 76,532 from 70,642 applications for last fiscal year. The results of operations of CTX Mortgage depend to a significant extent on the level of interest rates. Any significant increases in mortgage rates above currently prevailing levels could adversely affect the volume of loan originations. There can be no assurance that mortgage rates will remain at the current level in the future.

In the normal course of its activities, CTX Mortgage carries inventories of loans pending sale to investors other than HSF-I and earns an interest margin, that we define as the difference between interest revenue on mortgage loans held for sale or investment and interest expense on debt used to fund the mortgage loans. CTX Mortgage uses short-term mortgage warehouse facilities to finance these inventories of loans. CTX Mortgage's interest income increased 9% in fiscal 2002 to $20.6 million from $18.9 million for last fiscal year. CTX Mortgage's interest expense for fiscal 2002 was $14.2 million, a 22% decrease from $18.1 million for last year. The increase in CTX Mortgage's interest margin from $0.8 million to $6.4 million was primarily due to increased origination volume resulting from an increase in refinancing activities and lower interest rates on borrowings.

Sub-Prime Home Equity Lending

Home Equity returned to profitability after having begun to account for its securitizations completed subsequent to March 31, 2000 as borrowings rather than as sales, as discussed further below. Home Equity reported operating earnings of $25.1 million for fiscal 2002, as compared to an operating loss of $14.3 million for fiscal 2001. The increase in Home Equity's operating earnings is primarily the result of an increase in interest margin to $101.3 million in fiscal 2002 from $30.3 million in fiscal 2001. Interest margin increased primarily as a result of an increase in the portfolio of mortgage loans held for investment.

From October 1997 through March 2000, a majority of Home Equity's loans originated were included in securitizations that utilized a structure that caused them to be accounted for as sales. The estimated gain on the sale of these loans was included in earnings during the period in which the securitization transaction closed. We changed the structure of securitizations beginning April 1, 2000. Securitizations since that time have been accounted for as borrowings. Under this structure, we record interest over the life of the loans using the interest, or actuarial, method. At March 31, 2002, the average life of these loans was 8 years. The mortgage loans receivable and the securitization debt remain on Home Equity's balance sheet and the related interest margin is reflected in our income statement. Although the change in structure of the securitizations has no effect on the cash flow and profit recognized over the life of the mortgages, the change does affect the timing of profit recognition. Interest margin, rather than gain on sale of loans, is now Home Equity's primary source of operating income. As the balance of securitizations accounted for as borrowings increases, the operating earnings should continue to increase. For the fiscal year ended March 31, 2002, originations totaled 26,955 compared to 26,418 originations for last fiscal year; loan volume was $2.09 billion compared to $1.72 billion for last fiscal year; and total applications increased 16% to 172,498 from 148,702 applications for last fiscal year.

At March 31, 2002, Home Equity's total servicing portfolio consisted of 62,833 loans totaling $4.37 billion compared to 49,717 loans totaling $3.27 billion at March 31, 2001. For fiscal 2002, service fee income related to this long-term servicing, which is not included in interest income, was $38.2 million compared to $25.9 million for fiscal 2001.

Allowance for Losses

Home Equity maintains an allowance for losses at an amount that it believes is sufficient to provide for losses in the existing residential mortgage loans held for investment. We evaluate the allowance on an aggregate basis considering, among other things, the relationship of the allowance to residential mortgage loans held for investment and historical credit losses. The allowance reflects our judgment of the present loss exposure at the end of the reporting period.

We establish an allowance for losses when we believe the event causing the loss has occurred by charging the provision for losses in the statement of consolidated earnings. When we determine that a residential mortgage loan held for investment is uncollectible, it is charged against the allowance for losses. Recoveries on losses previously charged to the allowance are credited to the allowance at the time the recovery is collected.

Although we consider the allowance for losses on residential mortgage loans held for investment reflected in our consolidated balance sheet at March 31, 2002 to be adequate, there can be no assurance that this allowance will prove to be adequate over time to cover ultimate losses. This allowance may prove to be inadequate due to unanticipated adverse changes in the economy or discrete events adversely affecting specific customers or industries.

Changes in the allowance for losses on residential mortgage loans held for investment were as follows (dollars in thousands):

For the Years Ended March 31,	2002	2001
Balance at Beginning of Period	**$ 2,814**	$ –
Provision for Losses	**17,415**	4,453
Recoveries on Loans Charged Off	**259**	11
Losses Sustained	**(6,382)**	(1,650)
Balance at End of Period	**$14,106**	$ 2,814
Allowance for Losses to Residential Mortgage Loans Held for Investment	**0.4%**	0.2%
90+ Days Contractual Delinquency		
Total Dollars Delinquent	**$83,490**	$28,013
% Delinquent	**2.55%**	1.58%

The allowance for losses on residential mortgage loans held for investment has increased to $14.1 million at March 31, 2002 from $2.8 million at March 31, 2001. In addition, the ratio of allowance for losses to residential mortgage loans held for investment, or the allowance ratio, increased to 0.4% at March 31, 2002 from 0.2% at March 31, 2001. Prior to April 2000, the residential mortgage loans were recorded as sales and anticipated future credit losses were considered in valuing the MSRI. As a result, no allowance for losses was necessary. After April 2000 we began recording residential mortgage loans held for investment on the balance sheet, as previously discussed, and, accordingly, began recording an allowance for losses based on management's judgment of loss exposure. The increase in the allowance for losses occurred primarily because the amount of the residential mortgage loans held for investment increased and the residential mortgage loan portfolio continued to mature. As the age and size of the residential mortgage loan portfolio continues to mature and grow, we expect the balance in the allowance for losses and the allowance ratio to continue to increase.

Construction Products

The following summarizes Construction Products' results for the two-year period ended March 31, 2002 (dollars in millions):

For the Years Ended March 31,	2002	2001
Revenues	**$ 471.1**	$ 441.1
Interest Income	**2.5**	6.7
Cost of Sales and Expenses	**(392.2)**	(341.8)
Selling, General & Administrative Expenses	**(5.5)**	(6.6)
Operating Earnings*	**$ 75.9**	$ 99.4

**Before Minority Interest of $20.8 million and $32.4 million for fiscal 2002 and 2001, respectively.*

Construction Products' revenues were 7% higher than the same period last year. This increase was primarily the result of an increase in cement and paperboard revenues and from a full year of sales at the Oklahoma wallboard plant that was acquired in November 2000 as discussed below. Sales volume improved for every product except concrete. However, pricing for gypsum wallboard fell 20% compared to the prior year. For the current year, Construction Products' operating earnings, net of minority interest, represented a 24% decrease from results for the same period a year ago. Operating earnings declined primarily as a result of an 83% decrease in gypsum wallboard earnings resulting from the previously discussed decline in gypsum wallboard prices. During the first two quarters of fiscal 2002, gypsum wallboard pricing declined primarily as a result of excess supply. However, gypsum wallboard prices rebounded in the third and fourth quarters of fiscal 2002, softening the negative impact on earnings.

During November 2000, Construction Products purchased selected strategic assets summarized below, and assumed certain liabilities. The purchase price, including the assumption of debt, was approximately $442 million. Funding came from cash on hand and borrowings under Construction Products' $325 million senior credit facility. The acquisition was accounted for as a purchase, and accordingly, the purchase price was allocated to the underlying assets acquired and liabilities assumed based on their fair market values at the date of the acquisition. The results of operations of the asset purchase since November 10, 2000 are included in Construction Products' financial information.

The principal assets Construction Products acquired in November 2000 were: a gypsum wallboard plant located in Duke, Oklahoma with a production capacity of 1.1 billion square feet of wallboard; a short line railroad and railcars linking the Duke plant to adjacent railroads; a recently completed 220,000 ton-per-year lightweight recycled paper mill in Lawton, Oklahoma; a 50,000 ton-per-year Commerce City (Denver), Colorado recycled paper mill; and three recycled paper fiber collection sites. The Commerce City, Colorado paperboard mill was idled on April 23, 2001. The idled facility was recorded at its estimated net realizable value of $5.0 million at the purchase date, which approximates current fair market value. The paper operations are headquartered in Lawton, Oklahoma and focus primarily on the gypsum wallboard paper business.

Construction Services

The following summarizes Construction Services' results for the two-year period ended March 31, 2002 (dollars in millions):

For the Years Ended March 31,	*2002*	*2001*
Revenues	**$1,296.0**	$1,290.4
Operating Earnings	**$ 36.2**	$ 30.9
New Contracts Executed	**$1,455.0**	$1,930.1
Backlog of Uncompleted Contracts	**$2,180.3**	$2,021.7

Construction Services' revenues for fiscal 2002 were 0.4% higher than last year's revenues. Operating earnings for the group improved in fiscal 2002 as a result of a continuing shift in recent years to higher-margin negotiated projects from lower-margin bid work. New Contracts Executed decreased 25% from prior year and Backlog of Uncompleted Contracts increased 8% in fiscal 2002, primarily due to uncertainties in the marketplace following the events of September 11, 2001. We do not anticipate any long term impact from these events.

The Construction Services segment provided a positive average annual net cash flow in excess of our investment in the segment of $121.5 million in fiscal 2002 and $97.8 million in fiscal 2001.

Investment Real Estate

The following summarizes Investment Real Estate's results for the two-year period ended March 31, 2002 (dollars in millions):

For the Years Ended March 31,	*2002*	*2001*
Revenues	**$72.4**	$33.0
Operating Earnings	**$48.1**	$50.9

Included in Investment Real Estate's fiscal 2002 revenues and operating earnings was $18.7 million derived from its investment in Centex Development Company compared to $4.6 million in fiscal 2001. As noted in Note (J) on pages 64-65 of this Report, the investment in Centex Development Company is not consolidated and is accounted for on the equity method of accounting because we do not control Centex Development Company. Property sales related to Investment Real Estate's nominally-valued assets contributed revenues and operating earnings of $47.9 million and $35.8 million, respectively, in fiscal 2002 and $24.6 million and $13.6 million, respectively, in fiscal 2001. These nominally-valued assets resulted from the acquisition of Vista Properties, Inc., or Vista, and subsequent combination with Centex Real Estate Corporation. The Vista portfolio of properties was reduced to a nominal "book basis" after recording certain deferred tax benefits related to the combination. The timing of land sales is uncertain and can vary significantly from period to period.

Fiscal 2002 operating earnings from Investment Real Estate totaled $48.1 million compared to $50.9 million in the prior year. During fiscal 2001, we disposed of virtually all of the remaining Vista portfolio. As a result, the remaining negative goodwill was fully accreted in fiscal 2001.

The largest component of Centex Development Company is its International Home Building segment, which operates through Fairclough Homes Group Limited, or Fairclough, a London, England-based homebuilder. Investment Real Estate's investment in Fairclough, through Centex Development Company, resulted in revenues and operating earnings of $12.3 million in fiscal 2002 and an operating loss of $34,000 in fiscal 2001. The increase in Fairclough's operating earnings was primarily due to the fact that the obligation to pay a preferred distribution on certain preference shares, issued when Centex Development Company acquired Fairclough, ended at the end of fiscal 2001. For fiscal 2002 and 2001, Fairclough closed 1,387 units at an average sales price per unit of $204,251 and 1,243 units at an average sales price per unit of $203,587, respectively. Operating earnings per unit, before interest, were $10,358 and $6,339 for fiscal 2002 and 2001, respectively.

Other

Our manufactured homes operations and our home services operations are not material for purposes of segment reporting and have therefore been included in Other for reporting purposes.

Our manufactured homes operations had an operating loss of $0.9 million for fiscal 2002 versus a loss of $26.1 million for fiscal 2001. The fiscal 2001 loss is primarily due to a noncash charge of $19.2 million. This charge primarily was comprised of $9.5 million for the impairment of goodwill related to the manufactured homes' retail operations and $6.5 million related to the idling of two manufacturing facilities. The charge for impairment was the result of continued losses in the retail division which are consistent with trends of losses recognized throughout this industry. We plan to keep these plants idled until the return of more favorable market conditions.

Our home services operations reported operating earnings of $4.0 million for fiscal 2002 compared to operating earnings of $1.1 million for fiscal 2001. The increase in operating earnings primarily relates to growth in the pest and lawn operations.

Corporate general and administrative expense increased 36% to $50.2 million in fiscal 2002 compared to $36.9 million in fiscal 2001. The increase primarily relates to higher compensation resulting from growth in our profitability. Corporate general and administrative expenses represent compensation and other costs not identifiable with a specific segment.

Interest expense increased 17% to $115.8 million in fiscal 2002 compared to $99.1 million in fiscal 2001. Higher average debt levels, partially offset by lower interest rates, caused most of the increase in interest expense.

Our effective tax rate increased to 38% in fiscal 2002 from 35% in fiscal 2001. The increase in state income taxes and the absence of negative goodwill accretion in fiscal 2002 primarily caused this increase.

Fiscal Year 2001 Compared to Fiscal Year 2000

We reported consolidated revenues of $6.7 billion for fiscal 2001, 12% above the $6.0 billion for fiscal 2000. Earnings before income taxes were $436.3 million, 5% more than the $416.9 million of earnings before income taxes reported last year. Net earnings for fiscal 2001 reached $282.0 million, a historical high and a 10% improvement over net earnings of $257.1 million in fiscal 2000. Earnings per share for fiscal year 2001 were $4.77 and $4.65 for basic and diluted, respectively, compared to $4.34 and $4.22 for the prior year.

Home Building

The following summarizes Home Building's results for the two-year period ended March 31, 2001 (dollars in millions, except per unit data):

For the Years Ended March 31,	*2001*		*2000*	
Revenues	$ 4,356.2	100.0%	$ 3,686.8	100.0%
Cost of Sales	(3,304.9)	(75.9%)	(2,852.3)	(77.3%)
Selling, General & Administrative Expenses	(625.9)	(14.3%)	(511.3)	(13.9%)
Operating Earnings	$ 425.4	9.8%	$ 323.2	8.8%
Units Closed	20,659		18,904	
% Change	9.3%		27.8%	
Unit Sales Price	$205,913		$191,568	
% Change	7.5%		3.2%	
Operating Earnings per Unit	$ 20,594		$ 17,098	
% Change	20.4%		4.4%	
Backlog Units	9,265		7,579	
% Change	22.2%		12.0%	

Revenues increased 18.2% versus prior year, primarily due to the 9% increase in units closed, from 18,904 units to 20,659 units, and the 7% increase in average unit sales price, from $191,568 to $205,913.

Selling, general and administrative expense increased 22% to $625.9 million in fiscal 2001 compared to $511.3 million in fiscal 2000. The increase primarily relates to higher compensation resulting from growth in Home Building's business and profitability.

Operating earnings for fiscal 2001 increased as a percentage of revenues and on a per-unit basis in comparison to fiscal 2000 as a result of the division's continued focus on improving operating margins. Moderate interest rates and softness in the prices of several key building materials, including lumber, cement, and gypsum wallboard are some of the major factors that influenced the improved performance of the Home Building operation. Additional factors that contributed to an improved operating margin include purchasing efficiencies, higher organizational and operating productivity, higher realized sales prices for our homes and more efficient house designs.

The increase in average unit sales price of $14,345 to $205,913 was due primarily to a higher proportion of sales in California, Colorado and South Carolina.

Financial Services

The following summarizes Financial Services' results for the two-year period ended March 31, 2001 (dollars in millions):

For the Years Ended March 31,	*2001*	*2000*
Revenues	$ 463.6	$ 430.6
Interest Margin	$ 31.2	$ 21.7
Operating Earnings	$ 19.7	$ 32.5
Origination Volume	$10,598.5	$9,459.7
Number of Loans Originated		
CTX Mortgage Company, LLC –		
Centex-built Homes	12,506	10,958
Non-Centex-built Homes	48,244	48,301
	60,750	59,259
Centex Home Equity Company, LLC	26,418	20,568
Centex Finance Company (closed during fiscal 2000)	–	681
	87,168	80,508

Financial Services' revenues for fiscal 2001 increased $33.0 million from the prior year. Gains on sales of mortgage loans receivable, a component of Financial Services' revenues, decreased to $180.8 million, or 28%, for fiscal 2001 from $249.6 million for fiscal 2000. This decline is primarily due to the change in the structure of securitizations completed by Home Equity.

Conforming Mortgage Banking

CTX Mortgage's operating earnings totaled $34.0 million for fiscal 2001, slightly higher than the $33.9 million reported for fiscal 2000. Operating earnings were unchanged primarily as a result of increased mortgage originations in the fourth quarter, which offset lower origination volume earlier in the year. CTX Mortgage generally will experience increased mortgage origination volume with decreased prevailing mortgage rates. Mortgage originations for fiscal 2001 totaled 60,750 compared to 59,259 originations for fiscal 2000. The per-loan profit for fiscal 2001 was $560, slightly lower than $573 for fiscal 2000. CTX Mortgage's total mortgage applications for fiscal 2001 increased 20% to 70,642 from 59,094 applications for fiscal 2000.

Until the third quarter of fiscal 2000, substantially all of the mortgage loans generated by CTX Mortgage were sold forward upon closing and subsequently delivered to third-party purchasers within approximately 60 days thereafter. In mid-March 2000, CTX Mortgage began to sell the majority of its mortgage loans to HSF-I. This arrangement is discussed in more detail in the Financial Condition and Liquidity section below.

In the normal course of its activities, CTX Mortgage carries inventories of loans pending sale and earns an interest margin on those loans. CTX Mortgage's interest income decreased 65% in fiscal 2001 to $18.9 million from $54.7 million for fiscal 2000. CTX Mortgage's interest expense for fiscal 2001 was $18.1 million, a 58% decrease from $43.5 million for fiscal 2000. The decrease in CTX Mortgage's net interest income was primarily due to the reduction in its inventory of loans because of the sales arrangement with HSF-I.

Sub-Prime Home Equity Lending

Home Equity reported an operating loss of $14.3 million for fiscal 2001, compared to operating earnings of $2.7 million for fiscal 2000. As discussed below, this decline primarily resulted from accounting for the $1.6 billion in securitizations in fiscal 2001 as borrowings rather than as sales.

Home Equity's mortgage originations for fiscal 2001 were 26,418, a 28% increase over 20,568 originations for fiscal 2000. Loan volume for fiscal 2001 was $1.72 billion, a 30% improvement over fiscal 2000's volume of $1.32 billion. Loan volume for fiscal 2001 was favorably impacted by the opening of new operating locations during the last quarters of fiscal 2000, the addition of the correspondent channel, and increased efficiency and overall activity. Home Equity's mortgage applications totaled 148,702 for fiscal 2001, an increase of 17% over the 127,450 applications for fiscal 2000.

Substantially all of the mortgage loans produced by Home Equity are securitized, generally on a quarterly basis. During fiscal 2001, Home Equity completed securitizations totaling $1.6 billion, compared to $1.3 billion for the prior year. Home Equity retains the servicing rights associated with these securitized loans and is the long-term servicer of these loans. For fiscal 2001, servicing fee revenue was $25.9 million, an increase of $11.4 million, or 79%, over fiscal 2000's service fee revenue of $14.5 million. At March 31, 2001, Home Equity's servicing portfolio was $3.3 billion.

From October 1997 through March 2000, a majority of Home Equity's loans originated were included in securitizations that utilized a structure that caused them to be accounted for as sales. The estimated gain on the sale of these loans was included in earnings during the period in which the securitization transaction closed. We changed the structure of securitizations beginning April 1, 2000. Securitizations since that time have been accounted for as borrowings. Under this structure, we record interest over the life of the loans using the interest, or actuarial, method. The mortgage loans receivable and the securitization debt remain on Home Equity's balance sheet and the related interest margin is reflected in our income statement. Although the change in structure of the securitizations resulting in the transaction being accounted for as borrowings will have no effect on the profit recognized over the life of the mortgages, the change does affect the timing of profit recognition. The impact was to reduce Home Equity's fiscal 2001 pretax earnings by $45.6 million from the amount it would have reported if the securitizations had been accounted for as sales. Home Equity intends to continue to utilize transaction structures that require that its future loan originations be reflected as loans receivable on our balance sheet and the interest income and interest expense associated with this loan portfolio be reflected on our income statement. Consequently, net interest income, rather than gain on sale of loans, as in past years, will be Home Equity's primary source of operating income. Primarily as a result of this change, Home Equity's interest income increased 266% in fiscal 2001 to $104.9 million from $28.7 million for fiscal 2000, and interest expense for fiscal 2001 was $74.5 million, a 312% increase from $18.1 million for fiscal 2000. Therefore, Home Equity's net interest income increased 187% in fiscal 2001 to $30.4 million from $10.6 million for the prior year.

Allowance for Losses

Home Equity maintains an allowance for losses at an amount that it believes is sufficient to provide for losses in the existing residential mortgage loans held for investment. We evaluate the allowance on an aggregate basis considering, among other things, the relationship of the allowance to residential mortgage loans held for investment and historical credit losses. The allowance reflects our judgment of the present loss exposure at the end of the reporting period.

We establish an allowance for losses when we believe the event causing the loss has occurred by charging the provision for losses in the statement of consolidated earnings. When we determine that a residential mortgage loan held for investment is uncollectible, it is charged against the allowance for losses. Recoveries on losses previously charged to the allowance are credited to the allowance at the time the recovery is collected.

Although we consider the allowance for losses on residential mortgage loans held for investment reflected in our consolidated balance sheet at March 31, 2001 to be adequate, there can be no assurance that this allowance will prove to be adequate over time to cover ultimate losses. This allowance may prove to be inadequate due to unanticipated adverse changes in the economy or discrete events adversely affecting specific customers or industries.

Prior to April 1, 2000, Home Equity's residential mortgage loans were recorded as sales and anticipated future credit losses were included in the securitization transaction. As a result, no allowance for loss was necessary. After April 2000, we began originating residential mortgage loans held for investment and, accordingly, began recording an allowance for losses based on management's judgment of loss exposure.

During fiscal 2001 we recorded a provision for losses of $4.5 million, recoveries on loans charged off of $11,000 and losses sustained of $1.7 million. The allowance for losses on mortgage loans held for investment at March 31, 2001 was $2.8 million.

Construction Products

The following summarizes Construction Products' results for the two-year period ended March 31, 2001 (dollars in millions):

For the Years Ended March 31,	2001	2000
Revenues	$ 441.1	$ 470.5
Interest Income	6.7	3.7
Cost of Sales and Expenses	(341.8)	(299.3)
Selling, General & Administrative Expenses	(6.6)	(6.2)
Operating Earnings*	$ 99.4	$ 168.7

**Before Minority Interest of $32.4 million and $63.8 million in fiscal 2001 and 2000, respectively.*

Construction Products' revenues were 6% lower than the same period last year. This decline is primarily the result of a decrease in wallboard prices, which was somewhat offset by the acquisition discussed below. For fiscal 2001, Construction Products' operating earnings, excluding minority interest, represented a 41% decrease from results for the same period a year ago. Operating earnings declined as a result of a 75% decrease in gypsum wallboard earnings. Sales volume improved for every product; however, pricing for gypsum wallboard fell 41% compared to the prior year. During fiscal 2001, pricing continued to decline primarily as a result of excess supply. If these market conditions persist, management expects it would negatively impact future results.

During November 2000, Construction Products purchased selected strategic assets summarized below, and assumed certain liabilities. The purchase price, including the assumption of debt, was approximately $442 million. Funding came from cash on hand and borrowings under Construction Products' new $325 million senior credit facility. The acquisition has been accounted for as a purchase, and accordingly, the purchase price was allocated to the underlying assets acquired and liabilities assumed based on their fair market values at the date of the acquisition. The results of operations of the asset purchase since November 10, 2000 are included in Construction Products' financial information.

The principal assets Construction Products acquired in November 2000 were: a gypsum wallboard plant located in Duke, Oklahoma with a production capacity of 1.1 billion square feet of wallboard; a short line railroad and railcars linking the Duke plant to adjacent railroads; a recently completed 220,000 ton-per-year lightweight recycled paper mill in Lawton, Oklahoma; a 50,000 ton-per-year Commerce City (Denver), Colorado recycled paper mill; and three recycled paper fiber collection sites. The Commerce City, Colorado paperboard mill was idled on April 23, 2001. The idled facility was recorded at its estimated net realizable value of $5.0 million at the purchase date. The paper operations are headquartered in Lawton, Oklahoma and focus primarily on the gypsum wallboard paper business.

Construction Services

The following summarizes Construction Services' results for the two-year period ended March 31, 2001 (dollars in millions):

For the Years Ended March 31,	2001	2000
Revenues	$1,290.4	$1,205.8
Operating Earnings	$ 30.9	$ 23.5
New Contracts Executed	$1,930.1	$1,650.9
Backlog of Uncompleted Contracts	$2,021.7	$1,382.0

Construction Services' revenues for fiscal 2001 were 7% higher than last year's revenues. Operating earnings for the group improved in fiscal 2001 as a result of a continuing shift in recent years to higher-margin negotiated projects from lower-margin bid work. The increase in New Contracts Executed and Backlog of Uncompleted Contracts was primarily the result of a $320 million contract awarded in the fourth quarter of fiscal 2001.

The Construction Services segment provided a positive average annual net cash flow in excess of our investment in the segment of $97.8 million in fiscal 2001 and $102.2 million in fiscal 2000.

Investment Real Estate

The following summarizes Investment Real Estate's results for the two-year period ended March 31, 2001 (dollars in millions):

For the Years Ended March 31,	*2001*	*2000*
Revenues	$33.0	$30.9
Operating Earnings	$50.9	$30.1

Fiscal 2001 operating earnings from Investment Real Estate totaled $50.9 million compared to $30.1 million in the prior year. Property sales related to Investment Real Estate's nominally-valued assets contributed operating margins of $13.6 million in fiscal 2001 and $19.6 million in fiscal 2000. The timing of land sales is uncertain and can vary significantly from period to period.

During fiscal 2001, we disposed of virtually all of the remaining Vista portfolio. As a result, negative goodwill was fully accreted. For fiscal 2001 and 2000, we recorded total negative goodwill accretion of $50.8 million and $16 million, respectively.

Included in Investment Real Estate's fiscal 2001 revenues and operating earnings was $4.6 million derived from its investment in Centex Development Company. Fiscal 2000 revenues and operating earnings included $456,000 derived from its investment in Centex Development Company. Investment Real Estate's investment in Fairclough, through Centex Development Company, resulted in an operating loss of $34,000 in fiscal 2001 compared to operating earnings of $3.7 million in fiscal 2000. The decrease in operating earnings occurred primarily because of a decline in unit completions resulting principally from the repositioning of Fairclough's land inventory and the buildout of communities that were developed under previous ownership, offset slightly by higher sales prices. For fiscal 2001 and 2000, Fairclough closed 1,243 units at an average sales price per unit of $203,587 and 1,707 units at an average sales price per unit of $192,763, respectively. Operating earnings per unit (before interest) were $6,339 and $12,910 for fiscal 2001 and 2000, respectively.

Other

Our manufactured homes operations and our home services operations are not material for the purposes of segment reporting and have therefore been included in Other for reporting purposes.

The operating earnings of our manufactured homes operations decreased $33.4 million, primarily due to a $19.2 million noncash charge recorded in fiscal 2001. This charge primarily was comprised of $9.5 million for the impairment of goodwill related to the retail operations and $6.5 million related to the idling of two manufacturing facilities. The charge for the impairment of goodwill was the result of continued losses in the retail division that are consistent with trends of losses recognized throughout this industry.

Our home services operations reported operating earnings of $1.1 million for fiscal 2001 compared to an operating loss of $2.3 million in fiscal 2000. The increase in operating earnings from fiscal 2000 to fiscal 2001 primarily relates to growth in the pest division.

Corporate general and administrative expense increased 12% to $36.9 million in fiscal 2001 compared to $33.0 million in fiscal 2000. This increase primarily relates to higher compensation resulting from growth in our profitability. Corporate general and administrative expenses represent compensation and other costs not identifiable with a specific segment.

Interest expense increased 48% to $99.1 million in fiscal 2001 compared to $66.8 million in fiscal 2000. Higher average debt levels primarily caused the increase in interest expense.

Our effective tax rate decreased to 35% in fiscal 2001 from 38% in fiscal 2000. The increase in negative goodwill accretion primarily caused this decrease.

Financial Condition and Liquidity

At March 31, 2002 we had cash and cash equivalents of $219.7 million, including $27.1 million in Financial Services and $8.6 million belonging to our 65.2%-owned Construction Products subsidiary. The net cash used in or provided by the operating, investing and financing activities for the fiscal years ended March 31, 2002, 2001 and 2000 is summarized below (dollars in thousands):

For the Years Ended March 31,	*2002*	*2001*	*2000*
Net cash provided by (used in):			
Non-Financial Services*			
Operating activities	**$ (104,692)**	$ 116,365	$ 13,644
Investing activities	**(129,725)**	(623,591)	(164,894)
Financing activities	**381,021**	433,512	204,260
	146,604	(73,714)	53,010
Financial Services			
Operating activities	**185,678**	107,320	847,987
Investing activities	**(1,506,994)**	(1,801,278)	(27,730)
Financing activities	**1,336,676**	1,689,571	(843,094)
	15,360	(4,387)	(22,837)
Net increase (decrease) in cash	**$ 161,964**	$ (78,101)	$ 30,173

**Non-Financial Services is the combination of all subsidiaries other than those included in the Financial Services business segment.*

We generally fund our Non-Financial Services operating and other short-term needs through cash from operations, borrowings from commercial paper and other short-term credit arrangements and the issuance of medium-term notes and other debt securities. During fiscal 2002 cash was primarily used in Non-Financial Services-Operating Activities to finance increases in housing inventories relating to the increased level of sales and resulting units under construction during the year and for the acquisition of land for development. The funds provided by Non-Financial Services-Financing Activities included new debt used to fund the increased home building activity.

We generally fund our Financial Services operating and other short-term needs through cash flows from operations, credit facilities, securitizations and proceeds from the sale of mortgage loans to HSF-I, as described below. During fiscal 2002 cash was primarily used in Financial Services-Investing Activities to finance increases in residential mortgage loans held for investment. The funds provided by Financial Services-Financing Activities included new debt used to fund the increased residential mortgage loan activity.

Centex Corporation currently has an investment grade credit rating from each of the principal credit rating agencies. Our ability to finance our activities on favorable terms is dependent to a significant extent on whether we are able to maintain our investment-grade credit rating. We attempt to manage our debt levels in order to maintain an investment-grade rating. If, however, our debt rating were downgraded to below investment grade, we would not have access to the commercial paper markets and might need to draw on existing committed backup facilities, which exceed our commercial paper program size.

Our existing credit facilities and available capacity as of March 31, 2002 are summarized below (dollars in thousands):

	Existing Credit Facilities	*Available Capacity*
Non-Financial Services		
Centex Corporation		
Multi-Bank Revolving Credit Facility	$ 600,000	$ 600,000 (1)
Uncommitted Bank Lines	60,000	60,000
Construction Products		
Senior Revolving Credit Facility	275,000	112,000 (2)
Annually Renewable Commercial Paper Conduit	50,000	31,370 (2)
	985,000	803,370
Financial Services		
Unsecured Credit Facilities	145,000	125,000 (3)
Secured Credit Facilities	547,000	364,312 (4)
Harwood Street Funding II, LLC Facility	1,000,000	897,417
Line of Credit	14,250	4,896 (5)
	1,706,250	1,391,625
	$2,691,250	$2,194,995 (6)

(1) This is a committed, multi-bank revolving credit facility, maturing in August 2005, which serves as backup for commercial paper borrowings. As of March 31, 2002, there were no borrowings under this facility, and our $500 million commercial paper program had no outstanding borrowings. Beginning May 31, 2002, this facility increased to $700 million. We have not borrowed under this facility since its inception.

(2) These committed facilities were entered into by Construction Products and have no recourse to Centex Corporation. The Senior Revolving Credit Facility matures in November 2003 and the Annually Renewable Commercial Paper Conduit matures in June 2002.

(3) Financial Services maintains a $20 million uncommitted facility, which is allocated evenly between CTX Mortgage and Home Equity. All borrowings under this facility are guaranteed by Centex Corporation. Centex Corporation, CTX Mortgage and Home Equity on a joint and several basis share in a $125 million uncommitted, unsecured credit facility.

(4) CTX Mortgage and Home Equity share in $200 million of committed and $242 million of uncommitted secured credit facilities to finance mortgage inventory. CTX Mortgage maintains $105 million of committed secured mortgage warehouse facilities maturing in October 2002 to finance mortgages not sold to HSF-I. Centex Corporation has guaranteed $11.5 million of these facilities.

(5) The United Kingdom mortgage operation maintains a £10 million uncommitted unsecured line of credit guaranteed by Centex Corporation.

(6) The amount of available capacity includes $342 million of uncommitted borrowings. Although we believe that this capacity is currently available, there can be no assurance that the lenders under the applicable facilities would elect to make advances to Centex Corporation or its subsidiaries if and when requested to do so.

CTX Mortgage finances its inventory of mortgage loans principally through sales of Jumbo "A" and Conforming loans to HSF-I. These mortgage loans are sold pursuant to a mortgage loan purchase agreement that expires in November 2004, subject to certain renewal options. HSF-I acquires mortgage loans from CTX Mortgage, holds them for a period averaging between 45 and 60 days and then resells them into the secondary market. HSF-I obtains the funds needed to purchase eligible mortgage loans from CTX Mortgage by issuing investment grade senior debt obligations and subordinated certificates. The purpose of this arrangement is to allow CTX Mortgage to reduce the cost of financing the mortgage loans originated by it and to improve its liquidity. For additional information regarding HSF-I, see "Certain Off-Balance-Sheet and Other Obligations" on pages 84-86 of this Report.

Home Equity finances its inventory of mortgage loans through HSF-II, a wholly-owned, consolidated entity, under a revolving sales agreement that expires February 2006 with certain renewal options. This arrangement, where HSF-II has committed to finance all eligible loans, gives Home Equity daily access to HSF-II's capacity of $1.0 billion. HSF-II obtains funds through the sale of five-year subordinated notes, that are rated BBB by Standard & Poor's, or S&P, Baa2 by Moody's Investors Service, or Moody's, and BBB by Fitch Ratings, or Fitch, and short-term secured liquidity notes, that are rated A1+ by S&P, P1 by Moody's and F1+ by Fitch. Because HSF-II is a consolidated entity, the debt, interest income and interest expense of HSF-II are reflected on the financial statements of Financial Services and Centex Corporation.

Under our debt covenants, we are required to maintain certain leverage and interest coverage ratios and a minimum tangible net worth. At March 31, 2002, we were in compliance with all of these covenants.

As of March 31, 2002 our short-term debt was $333.2 million, approximately $314.6 million of which was applicable to Financial Services and $18.6 million of which was applicable to Construction Products. Excluding Financial Services and Construction Products, our short-term borrowings are generally financed at prevailing market interest rates from our commercial paper programs and from uncommitted bank facilities.

Our outstanding debt as of March 31, 2002 was as follows (dollars in thousands)[1]:

Non-Financial Services:	
Short-Term Notes Payable	$ 18,630
Senior Debt:	
Medium-Term Note Programs, 2.45% to 7.95%, due through 2007	418,000
Long-Term Notes, 6.40% to 9.75%, due through 2012	962,892
Other Indebtedness, weighted-average 3.98%, due through 2027	192,753
Subordinated Debt:	
Subordinated Debentures, 7.38%, due in 2006	99,845
Subordinated Debentures, 8.75%, due in 2007	99,632
	1,791,752
Financial Services:	
Short-Term Debt:	
Short-Term Bank Notes Payable	92,109
Harwood Street Funding II, LLC Secured Liquidity Notes	102,583
Other Short-Term Debt	119,933
Home Equity Loans Asset-Backed Certificates, 2.91% to 8.48%, due through 2033	3,120,402
Harwood Street Funding II, LLC Variable Rate Subordinated Notes, due through 2007	50,000
	3,485,027
Total	$5,276,779

(1) Our principal business segments, especially homebuilding operations, are cyclical and are particularly affected by changes in local economic conditions and in long-term and short-term interest rates. As a result, certain of the borrowings described in the table above vary on a seasonal basis and depend on the working capital needs of our operations.

Financial Services debt related to securitized residential mortgage loans structured as collateralized borrowings (Home Equity Loans Asset-Backed Certificates) was $3.1 billion at March 31, 2002. The principal and interest on these notes are paid using the cash flow from the underlying residential mortgage loans, which serve as collateral for the debt. Accordingly, the timing of the principal payments on these notes is dependent upon the payment received on the underlying residential mortgage loans. The expected maturities of this component of long-term debt are based on contractual maturities adjusted for projected repayments and prepayments of principal. Maturities of Non-Financial Services and Financial Services long-term debt (in thousands) during the next five fiscal years are:

	Non-Financial Services	Financial Services	Total
2003	$ 179,831	$ 747,361	$ 927,192
2004	193,605	636,472	830,077
2005	30,474	452,745	483,219
2006	325,249	407,717	732,966
2007	290,541	379,622	670,163
Thereafter	753,422	546,485	1,299,907
	$1,773,122	$3,170,402	$4,943,524

We lease certain office facilities and other equipment under operating leases. Future minimum payments under the noncancelable leases are as follows: 2003 – $50.2 million; 2004 – $42.3 million; 2005 – $34.0 million; 2006 – $25.5 million; 2007 – $20.3 million and thereafter – $68.6 million.

Certain Off-Balance-Sheet and Other Obligations

The following is a summary of certain off-balance-sheet arrangements and other obligations and their possible effects on our liquidity and capital resources.

Harwood Street Funding I, LLC

HSF-I is an entity established in July 1999 that is not one of our affiliates and is not consolidated with Financial Services or Centex Corporation. Since December 1999 CTX Mortgage has sold substantially all of the Jumbo "A" and Conforming mortgage loans that it originates to HSF-I in accordance with the HSF-I Purchase Agreement. When HSF-I acquires these loans, it typically holds them for a period averaging between 45 and 60 days and then resells them into the secondary market. HSF-I obtains the funds needed to purchase eligible mortgage loans from CTX Mortgage by issuing (1) securitized term debt that is currently rated "AAA" by S&P and "Aaa" by Moody's, (2) short-term secured liquidity notes that are currently rated "A1+" by S&P and "P1" by Moody's and (3) five year extendable subordinated certificates maturing in November 2004 that are rated "BBB" by S&P and "Baa2" by Moody's. This arrangement provides CTX Mortgage with reduced financing cost for eligible mortgage loans it originates and improves its liquidity.

Under the terms of the HSF-I Purchase Agreement, CTX Mortgage may elect to sell to HSF-I, and HSF-I is obligated to purchase from CTX Mortgage, mortgage loans that satisfy certain eligibility criteria and portfolio requirements. The maximum amount of mortgage loans that HSF-I is allowed to carry in its inventory under the HSF-I Purchase Agreement is limited to $2.0 billion.

The HSF-I Purchase Agreement currently has a term expiring in November 2004, subject to certain renewal options. In addition, HSF-I's commitment to purchase eligible mortgage loans is subject to termination upon the occurrence of certain events of default and other termination events described in the HSF-I Purchase Agreement, including a downgrade in Centex Corporation's credit ratings below "BB+" by S&P or "Ba1" by Moody's. In the event CTX Mortgage was unable to sell loans to HSF-I, it would draw on existing credit facilities currently held in addition to HSF-I and might need to make other customary financing arrangements to fund its mortgage loan origination activities. Although we believe that CTX Mortgage could arrange for alternative financing that is common for non-investment grade mortgage companies, there can be no assurance that such financing would be available on satisfactory terms, and any delay in obtaining such financing could adversely affect the results of operations of CTX Mortgage.

In accordance with the HSF-I Purchase Agreement, CTX Mortgage acts as servicer of the loans owned by HSF-I and arranges for the sale of the eligible mortgage loans into the secondary market. In its capacity as servicer, CTX Mortgage must act in the best interests of HSF-I so as to maximize the proceeds of sales of eligible mortgage loans. The performance and payment of obligations of CTX Mortgage, in its capacity as servicer, are guaranteed by Centex Corporation. These servicer obligations include the obligation of the servicer to repurchase a mortgage loan from HSF-I in the event of a breach of the servicer's representations and warranties, which materially and adversely affects the value of the mortgage loan and is not cured within 60 days.

HSF-I has entered into a swap arrangement with a bank, that we refer to as the "Harwood Swap," under which the bank has agreed to make certain payments to HSF-I, and HSF-I has agreed to make certain payments to the bank, the net effect of which is that the bank has agreed to bear certain interest rate risks, non-credit related market risks and prepayment risks related to the mortgage loans held by HSF-I. The purpose of this arrangement is to provide credit enhancement to HSF-I by permitting it to hedge these risks with a counterparty having a short-term credit rating of "A1+" from S&P and "P1" from Moody's. Additionally, we have entered into a separate swap arrangement with the bank pursuant to which we have agreed to pay to the bank all amounts that the bank is required to pay to HSF-I pursuant to the Harwood Swap plus a monthly fee equal to a percentage of the notional amount of the Harwood Swap, and the bank is required to pay to us all amounts that the bank receives from HSF-I pursuant to the Harwood Swap. Accordingly, we effectively bear all interest rate risks, non-credit related market risks and prepayment risks that are the subject of the Harwood Swap. We are also required to reimburse the bank for certain expenses, costs and damages that it may incur.

As of March 31, 2002 HSF-I owned $1.34 billion in securitized residential mortgage loans sold to it by CTX Mortgage and had $1.25 billion of outstanding securitized term debt and $93.0 million of outstanding subordinated certificates. We do not guarantee the payment of any debt or subordinated certificates of HSF-I, and we are not liable for credit losses relating to securitized residential mortgage loans sold to HSF-I. However, we do retain certain risks related to the portfolio of mortgage loans held by HSF-I. In particular, CTX Mortgage makes representations and warranties to HSF-I to the effect that each mortgage loan sold to HSF-I satisfies the eligibility criteria and portfolio requirements discussed above. CTX Mortgage may be required to repurchase mortgage loans sold to HSF-I if such mortgage loans are determined to be ineligible loans or there occur certain other breaches of representations and warranties of CTX Mortgage, as seller or servicer. During fiscal 2002, CTX Mortgage sold $10.2 billion of mortgage loans to HSF-1.

3333 Holding Corporation, 3333 Development Corporation and Centex Development Company, L.P.

3333 Holding Corporation, 3333 Development Corporation and Centex Development Company are entities that are not affiliates of and are not consolidated with Centex Corporation. These entities were established in 1987 in order to broaden the range of business activities that may be conducted for the benefit of our stockholders to include general real estate development. We determined that this expansion would improve stockholder value through longer-term real estate investments, real estate developments and the benefits of the partnership form of business. Because the real estate development business generally requires a longer time horizon to maximize value than our core homebuilding operations and typically involves substantial acquisition and development indebtedness, we concluded that this new line of business could best be conducted through Centex Development Company, an independent, publicly-traded entity that is not consolidated with us. Centex Development Company is managed by its general partner, 3333 Development Corporation, a wholly-owned subsidiary of 3333 Holding Corporation. We generally are not liable for the obligations of 3333 Holding Corporation, 3333 Development Corporation or Centex Development Company. However, as of March 31, 2002, we guaranteed approximately $1.1 million of indebtedness of Centex Development Company. In addition, we enter into certain land purchase and other transactions with Centex Development Company. In addition, for information regarding these entities and Centex Corporation, on an aggregate basis, see Note (J) of the Notes to Consolidated Financial Statements of Centex Corporation.

Joint Ventures

We conduct a portion of our land acquisition, development and other activities through joint ventures in which we hold less than a majority interest. Our investment in these non-consolidated joint ventures was $94.6 million and $72.0 million at March 31, 2002 and 2001, respectively. These joint ventures had total outstanding secured construction debt of approximately $144.6 million at March 31, 2002 and $137.5 million at March 31, 2001. Our pro rata limited liability with respect to this debt is limited to approximately $27.9 million and $33.0 million at March 31, 2002 and 2001, respectively. Under the structure of this debt, we become liable up to these amounts only to the extent that the construction debt exceeds a certain percentage of the value of the project. At March 31, 2002 and 2001, we were not liable for any of this debt.

Letters of Credit and Guarantees

At March 31, 2002 we had outstanding letters of credit of $98.6 million that primarily relate to projects undertaken by Construction Services and development obligations of Home Building. We expect that the obligations secured by these letters of credit will generally be performed by our subsidiaries in the ordinary course of business and in accordance with the applicable contractual terms. To the extent that the underlying commercial obligations are performed by our subsidiaries, the related letters of credit will be released and we will not have any continuing obligations. We have no material third-party guarantees.

Critical Accounting Policies

Some of our critical accounting policies require the use of judgment in their application or require estimates of inherently uncertain matters. Although our accounting policies are in compliance with generally accepted accounting principles, a change in the facts and circumstances of the underlying transactions could significantly change the application of the accounting policies and the resulting financial statement impact. Listed below are those policies that we believe are critical and require the use of complex judgment in their application.

Impairment of Long-Lived Assets

Housing projects and land held for development and sale are stated at the lower of cost (including direct construction costs, capitalized interest and real estate taxes) or fair value less cost to sell. Property and equipment is carried at cost less accumulated depreciation. We assess these assets for recoverability in accordance with the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," or SFAS No. 121. SFAS No. 121 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets is measured by comparing the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. These evaluations for impairment are significantly impacted by estimates of revenues, costs and expenses and other factors. If these assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Goodwill

We adopted the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," or SFAS No. 142, effective April 1, 2001. Upon the adoption of SFAS No. 142, goodwill is no longer subject to amortization. Rather, goodwill will be subject to at least an annual assessment for impairment by applying a fair-value based test. If the carrying amount exceeds the fair value, an impairment would occur. We continually evaluate whether events and circumstances have occurred that indicate the remaining balance of goodwill may not be recoverable. In evaluating impairment, we estimate the sum of the expected future cash flows derived from such goodwill. Such evaluations for impairment are significantly impacted by estimates of future revenues, costs and expenses and other factors. If the goodwill is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the goodwill exceeds the fair value of the future cash flows.

Valuation of Residential Mortgage Loans Held for Investment

We maintain an allowance for losses on residential mortgage loans held for investment at an amount that we believe is sufficient to provide for losses in our existing portfolio of residential mortgage loans held for investment. We evaluate the allowance on an aggregate basis considering, among other things, the relationship of the allowance to residential mortgage loans held for investment and historical credit losses. The allowance reflects our judgment of the present loss exposure at the end of the reporting period.

Although we consider the allowance for losses on residential mortgage loans held for investment reflected in our consolidated balance sheet at March 31, 2002 to be adequate, there can be no assurance that this allowance will prove to be adequate over time to cover ultimate losses in connection with our residential mortgage loans held for investment. This allowance may prove to be inadequate due to unanticipated adverse changes in the economy or discrete events adversely affecting specific customers or industries.

Mortgage Securitization Residual Interest

We use mortgage securitizations to finance our mortgage loan portfolio. For securitizations prior to April 2000, which we accounted for as sales, we retained a mortgage securitization residual interest, or MSRI. The MSRI represents the present value of our right to receive, over the life of the securitization, the excess of the weighted average coupon on the loans securitized over the interest rates on the securities sold, a normal servicing fee, a trustee fee and an insurance fee, where applicable, net of the credit losses relating to the loans securitized. We estimate the fair value of MSRI through the application of discounted cash flow analysis. This analysis requires the use of various assumptions, which may significantly impact the fair value of the MSRI. See Note (A) of the Notes to Consolidated Financial Statements of Centex Corporation for a discussion of the sensitivity of the MSRI to changes in the assumptions.

Stock Repurchase Program

During fiscal 2002, we repurchased a total of 225,000 shares of common stock under our stock option-related repurchase program, which we retained as treasury stock. At March 31, 2002, we had repurchased a total of 1.6 million shares out of 2.0 million shares authorized for repurchase by our Board of Directors and retired approximately 1.4 million shares.

Forward Looking Statements

Various sections of this Report, including Business, Management's Discussion and Analysis of Financial Condition and Results of Operations, Other Developments and Outlook sections, contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Act of 1934, and the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the context of the statement and generally arise when we are discussing our beliefs, estimates or expectations. These statements are not guarantees of future performance and involve a number of risks and uncertainties. Actual results and outcomes may differ materially from what we express or forecast in these forward-looking statements. In addition to the specific uncertainties discussed elsewhere in this Report, the following risks and uncertainties may affect our actual performance and results of operations:

- Our residential Home Building and Construction Services operations are cyclical and highly sensitive to changes in economic conditions, including levels of employment, consumer confidence and income, availability of financing, interest rate levels, and changes in the economic condition of the local markets in which we operate.

- Our residential Home Building and Construction Services operations are also subject to other risks and uncertainties, including seasonal variations, adverse weather conditions, the availability of adequate land in desirable locations, the cost and availability of labor and construction materials, labor disputes, the general demand for housing and new construction and the resale market for existing homes.

- Virtually all of our homebuyers finance their home acquisitions through our Financial Services operation or third party lenders. In general, our Home Building and mortgage lending operations are adversely affected by increases in interest rates. Our mortgage loan operations are also dependent upon the securitization market for mortgage-backed securities and the availability of mortgage warehouse financing.

- Demand for the products that our Construction Products operations produce is directly related to activity in the homebuilding and construction industries and to general economic conditions. Our Construction Products operations are also concentrated in particular regional and local markets that may experience cyclical downturns at different times than the national economy. The price at which we sell our construction products, particularly gypsum wallboard, is highly sensitive to changes in supply and demand for such products, energy costs, raw material prices and competition from other domestic and foreign producers.

- Our businesses may be affected by the impact and uncertainties created by the events of September 11, 2001 and the consequences of any future attacks as well as other events affecting national and international economic and other conditions.

- All of our businesses operate in very competitive environments, which are characterized by competition from a number of other homebuilders, mortgage lenders, construction products producers and contractors in each of the markets in which we operate.

- We are subject to various federal, state and local statutes, rules and regulations that could affect our businesses, including those concerning zoning, construction, protecting the environment and health. In addition, our businesses could be affected by changes in federal income tax policy, federal mortgage loan financing programs and by other changes in regulation or policy.

Quarterly Results (Unaudited)

(Dollars in thousands, except per share data)	For the Years Ended March 31, 2002	2001
First Quarter		
Revenues	**$1,709,145**	$1,436,622
Earnings Before Income Taxes	**$ 117,986**	$ 78,069
Net Earnings	**$ 75,216**	$ 48,205
Earnings Per Share		
Basic	**$ 1.25**	$ .82
Diluted	**$ 1.22**	$ .81
Average Shares Outstanding		
Basic	**60,174,973**	58,803,345
Diluted	**61,910,092**	59,854,565
Second Quarter		
Revenues	**$1,883,633**	$1,615,784
Earnings Before Income Taxes	**$ 152,314**	$ 95,925
Net Earnings	**$ 93,389**	$ 59,094
Earnings Per Share		
Basic	**$ 1.54**	$ 1.00
Diluted	**$ 1.50**	$ .98
Average Shares Outstanding		
Basic	**60,568,258**	58,954,694
Diluted	**62,289,902**	60,303,878
Third Quarter		
Revenues	**$1,894,484**	$1,653,498
Earnings Before Income Taxes	**$ 157,935**	$ 110,494
Net Earnings	**$ 96,145**	$ 68,467
Earnings Per Share		
Basic	**$ 1.59**	$ 1.16
Diluted	**$ 1.54**	$ 1.12
Average Shares Outstanding		
Basic	**60,554,328**	59,080,788
Diluted	**62,429,572**	60,929,675
Fourth Quarter		
Revenues	**$2,261,168**	$2,004,831
Earnings Before Income Taxes	**$ 190,530**	$ 151,843
Net Earnings	**$ 117,476**	$ 106,211
Earnings Per Share		
Basic	**$ 1.93**	$ 1.78
Diluted	**$ 1.85**	$ 1.73
Average Shares Outstanding		
Basic	**60,949,857**	59,549,480
Diluted	**63,486,498**	61,562,118

Summary of Selected Financial Data (Unaudited)

	For the Years Ended March 31,				
(Dollars in thousands, except per share data)	2002	2001	2000	1999	1998
Revenues	**$7,748,430**	$6,710,735	$6,008,136	$5,200,666	$4,022,392
Net Earnings	**$ 382,226**	$ 281,977	$ 257,132	$ 231,962	$ 144,806
Total Assets	**$8,985,455**	$6,649,043	$3,987,903	$4,267,909	$3,333,382
Total Long-term Debt, Consolidated	**$4,943,524**	$3,040,861	$ 751,160	$ 284,299	$ 237,715
Total Debt, Consolidated	**$5,276,779**	$3,519,891	$1,313,395	$1,910,899	$1,390,588
Total Debt (with Financial Services reflected on the equity method) [1]	**$1,791,752**	$1,464,993	$ 898,068	$ 587,955	$ 311,538
Deferred Income Tax Asset	**$ 76,167**	$ 58,454	$ 49,907	$ 49,107	$ 147,607
Debt as a Percentage of Capitalization [2]					
Total Debt, Consolidated	**69.9%**	65.5%	45.1%	57.6%	53.1%
Total Debt (with Financial Services reflected on the equity method) [1]	**44.1%**	44.1%	36.0%	29.5%	20.3%
Total Debt, Adjusted (with Financial Services reflected on the equity method) [3]	**41.4%**	43.3%	32.8%	26.9%	15.5%
Stockholders' Equity	**$2,116,773**	$1,714,064	$1,419,349	$1,197,639	$ 991,172
Net Earnings as a Percentage of Beginning Stockholders' Equity	**22.3%**	19.9%	21.5%	23.4%	17.3%
Per Common Share					
Earnings Per Share – Basic	**$ 6.31**	$ 4.77	$ 4.34	$ 3.90	$ 2.45
Earnings Per Share – Diluted	**$ 6.11**	$ 4.65	$ 4.22	$ 3.75	$ 2.36
Cash Dividends	**$ .16**	$ .16	$ .16	$ .16	$ .135
Book Value Based on Shares Outstanding at Year End	**$ 34.60**	$ 28.60	$ 24.14	$ 20.17	$ 16.65
Stock Prices					
High	**$ 63.09**	$ 46.20	$ 42.88	$ 45.75	$ 40.75
Low	**$ 28.03**	$ 20.63	$ 17.50	$ 26.00	$ 16.75

On November 30, 1987, we distributed as a dividend to our stockholders securities relating to 3333 Holding Corporation and 3333 Development Corporation (See Note (J) on pages 64-65 of this Report). Since this distribution, those securities have traded in tandem with, and as a part of, our common stock.

(1) Represents a supplemental presentation that reflects the Financial Services segment as if accounted for under the equity method, which we describe as the traditional business basis.

(2) Capitalization is composed of Total Debt, Deferred Income Tax Liability, Negative Goodwill, Minority Interest and Stockholders' Equity.

(3) Represents supplemental information showing debt as a percentage of capitalization on a traditional business basis, assuming traditional unrestricted cash had been used to pay down debt.

Summary of Selected Financial Data (Unaudited)

For the Years Ended March 31,

1997	1996	1995	1994	1993
$3,823,755	$3,102,987	$3,277,504	$3,240,694	$2,525,078
$ 106,563	$ 53,365	$ 92,248	$ 85,162	$ 61,038
$2,579,992	$2,336,966	$2,049,698	$2,580,356	$2,272,093
$ 236,769	$ 321,002	$ 222,530	$ 222,832	$ 223,988
$ 864,287	$ 983,269	$ 798,790	$1,006,417	$ 861,558
$ 283,769	$ 408,253	$ 427,381	$ 429,470	$ 368,988
$ (197,413)	$ 16,620	$ 26,737	$ 51,180	$ 72,784
44.5%	57.1%	53.5%	57.5%	55.9%
20.9%	35.6%	38.1%	36.6%	35.2%
19.6%	34.9%	37.1%	35.9%	34.3%
$ 835,777	$ 722,836	$ 668,227	$ 668,659	$ 578,415
14.7%	8.0%	13.8%	14.7%	11.8%
$ 1.86	$ .94	$ 1.56	$ 1.35	$ .99
$ 1.80	$ .91	$ 1.51	$ 1.29	$ .95
$ .10	$ .10	$ .10	$ .10	$ .10
$ 14.40	$ 12.72	$ 11.90	$ 10.56	$ 9.29
$ 20.88	$ 17.82	$ 16.19	$ 22.82	$ 17.07
$ 12.94	$ 11.75	$ 10.13	$ 13.75	$ 10.00

To Our Stockholders

During fiscal 2002, the Companies – 3333 Holding Corporation and Subsidiary and Centex Development Company, L.P. and Subsidiaries (the Partnership) – acquired, developed, operated and sold industrial, office, multi-family, retail, mixed-use and residential properties and generated earnings of $17 million, compared to $4.6 million last year.

Fairclough Homes, the Partnership's International Home Building operation, generated operating earnings of $12.3 million. Fairclough sold 1,387 homes, up 12% from the 1,243 homes sold in 2001. Fairclough has 53 communities located throughout England. In order to compete successfully, Fairclough expanded its strategic land portfolio, owning or controlling over 4,700 plots in 112 developments. The land inventory represents over a three-year supply of building plots at current sales rates. Fairclough is positioned for improved performance in fiscal 2003 and beyond.

The Partnership's commercial development operation was active in fiscal 2002, with new and existing projects in Arizona, California, Florida, Massachusetts, Michigan, Mississippi, North Carolina and Texas. During the year, the Partnership sold two industrial projects totaling 220,000 square feet. The Partnership added 1.2 million square feet of office and industrial space to its portfolio through the acquisition of one project and the construction of six others. In addition, the Partnership started construction on six new projects totaling more than 540,000 square feet.

The Partnership's multi-family operation gained momentum during fiscal 2002. With construction underway on 1,320 rental apartment units in Texas and Florida, this operation ranked 23rd on *Builder* magazine's list of the Top 50 Multi-Family Rental Builders. The Partnership sold two apartment projects during the year: a 400-unit rental apartment community in Grand Prairie, Texas and a 382-unit rental apartment community in St. Petersburg, Florida. Through its multi-family operations, the Partnership is expanding its expertise in urban "in-fill" redevelopment with the development of an "urban village" along the Mississippi River, near downtown St. Paul, Minnesota.

As we enter fiscal 2003, we will continue to focus on development opportunities that will enhance the Partnership's asset position and earnings. The Partnership will also leverage its relationship with Centex Homes by exploring multi-use development opportunities. The operational foundation and leadership are in place for continued growth and expansion and we will take advantage of unique real estate opportunities for the benefit of the Centex stockholders.

Stephen M. Weinberg

Stephen M. Weinberg
President and Chief Executive Officer

Report of Independent Auditors

To the Board of Directors of 3333 Holding Corporation:

We have audited the accompanying combining balance sheets of 3333 Holding Corporation and subsidiary and Centex Development Company, L.P. and subsidiaries as of March 31, 2002 and 2001, and the related combining statements of operations, cash flows, and stockholders' equity and partners' capital for each of the three years in the period ended March 31, 2002. These financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used, and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the individual and combined financial positions of 3333 Holding Corporation and subsidiary and Centex Development Company, L.P. and subsidiaries as of March 31, 2002 and 2001, and the individual and combined results of their operations and their cash flows for each of the three years in the period ended March 31, 2002, in conformity with accounting principles generally accepted in the United States.

Dallas, Texas
May 31, 2002

Ernst & Young LLP

Financial Highlights (Unaudited)

(Dollars in thousands, except per share/unit data)	2002	2001	2000	1999	1998
		For the Years Ended March 31,			
Revenues					
3333 Holding Corporation and Subsidiary	**$ 1,611**	$ 1,001	$ 607	$ 1,103	$ 1,505
Centex Development Company, L.P. and Subsidiaries	**$385,145**	$339,316	$378,199	$ 28,228	$19,618
Combined Revenues	**$386,630**	$339,317	$378,199	$ 28,618	$20,121
Net Earnings (Loss)					
3333 Holding Corporation and Subsidiary	**$ 1,337**	$ (746)	$ (1,127)	$ (1,385)	$ (125)
Centex Development Company, L.P. and Subsidiaries	**$ 15,645**	$ 5,362	$ 1,583	$ 1,815	$ 4,524
Combined Net Earnings	**$ 16,982**	$ 4,616	$ 456	$ 430	$ 4,399
Total Assets					
3333 Holding Corporation and Subsidiary	**$ 3,042**	$ 3,253	$ 3,023	$ 2,522	$10,423
Centex Development Company, L.P. and Subsidiaries	**$670,953**	$488,281	$515,188	$113,233	$59,260
Combined Assets	**$668,436**	$484,650	$511,618	$112,176	$60,497
Total Debt					
3333 Holding Corporation and Subsidiary	**$ –**	$ –	$ –	$ 582	$ 1,480
Centex Development Company, L.P. and Subsidiaries	**$289,126**	$187,301	$323,740	$ 41,896	$13,821
Combined Debt	**$289,126**	$187,301	$323,740	$ 42,478	$15,301
Operating Earnings (Loss) Per Share/Unit					
3333 Holding Corporation and Subsidiary	**$ 1,337**	$ (746)	$ (1,127)	$ (1,385)	$ (125)
Centex Development Company, L.P. and Subsidiaries	**$ 69.91**	$ 76.34	$ 25.08	$ 33.38	$140.14
Average Shares/Units Outstanding					
3333 Holding Corporation and Subsidiary (shares)	**1,000**	1,000	1,000	1,000	1,000
Centex Development Company, L.P. and Subsidiaries (units)	**223,788**	70,235	63,116	54,377	32,281

Combining Balance Sheets

	March 31,					
(Dollars in thousands)	2002	2001	2002	2001	2002	2001
	Combined		Centex Development Company, L.P. and Subsidiaries		3333 Holding Corporation and Subsidiary	
Assets						
Cash and Cash Equivalents	$ 22,538	$ 3,034	$ 22,529	$ 3,029	$ 9	$ 5
Receivables –						
Affiliates	–	–	4,368	5,168	–	–
Centex Corporation and Subsidiaries	–	578	–	578	–	–
Notes	–	14	–	14	–	–
Other	7,481	9,607	7,410	9,607	71	–
Inventories –						
Housing Projects	317,186	250,556	317,186	250,556	–	–
Land Held for Development and Sale	88,138	30,954	88,138	30,954	–	–
Commercial and Multi-Family Projects Under Development	41,524	59,317	41,524	57,945	–	1,372
Investments –						
Commercial Properties, net	132,457	83,649	132,457	83,649	–	–
Real Estate Joint Ventures	5,353	2,699	5,353	2,699	–	–
Affiliate	–	–	–	–	1,191	1,716
Property and Equipment, net	3,212	3,391	3,212	3,331	–	60
Other Assets –						
Goodwill, net	27,799	27,616	27,799	27,616	–	–
Deferred Charges and Other	22,748	13,235	20,977	13,135	1,771	100
	$668,436	$484,650	$670,953	$488,281	$ 3,042	$ 3,253
Liabilities, Stockholders' Equity and Partners' Capital						
Accounts Payable and Accrued Liabilities-						
Affiliates	$ –	$ –	$ –	$ –	$ 4,368	$ 5,692
Centex Corporation and Subsidiaries	7,061	591	7,061	327	–	264
Other	110,102	80,945	110,109	80,993	42	2
Notes Payable	289,126	187,301	289,126	187,301	–	–
Stockholders' Equity and Partners' Capital –						
Stock and Stock/Class B Unit Warrants	501	501	500	500	1	1
Capital in Excess of Par Value	800	800	–	–	800	800
Retained Earnings (Deficit)	(2,169)	(3,506)	–	–	(2,169)	(3,506)
Partners' Capital	264,994	222,214	266,136	223,356	–	–
Accumulated Other Comprehensive Loss	(1,979)	(4,196)	(1,979)	(4,196)	–	–
Total Stockholders' Equity and Partners' Capital	262,147	215,813	264,657	219,660	(1,368)	(2,705)
	$668,436	$484,650	$670,953	$488,281	$ 3,042	$ 3,253

See Notes to Combining Financial Statements.

Combining Statements of Operations

(Dollars in thousands, except per share/unit data)

For the Years Ended March 31,	2002	2001	2000	2002	2001	2000	2002	2001	2000
	Combined			Centex Development Company, L.P. and Subsidiaries			3333 Holding Corporation and Subsidiary		
Revenues									
Real Estate Sales	**$364,162**	$328,362	$371,610	**$364,162**	$328,362	$371,610	**$ –**	$ –	$ –
Interest and Other Income	**22,468**	10,955	6,589	**20,983**	10,954	6,589	**1,611**	1,001	607
	386,630	339,317	378,199	**385,145**	339,316	378,199	**1,611**	1,001	607
Costs and Expenses									
Cost of Real Estate Sold	**315,835**	285,612	321,044	**315,835**	285,612	321,044	**–**	–	–
Selling, General and Administrative Expenses	**38,408**	32,164	28,305	**38,260**	31,455	27,237	**274**	1,709	1,675
Interest	**9,543**	12,327	20,681	**9,543**	12,327	20,666	**–**	–	15
Depreciation and Amortization	**4,105**	4,840	3,879	**4,105**	4,802	3,835	**–**	38	44
	367,891	334,943	373,909	**367,743**	334,196	372,782	**274**	1,747	1,734
Earnings (Loss) Before Income Taxes	**18,739**	4,374	4,290	**17,402**	5,120	5,417	**1,337**	(746)	(1,127)
Income Taxes	**1,757**	(242)	3,834	**1,757**	(242)	3,834	**–**	–	–
Net Earnings (Loss)	**$ 16,982**	$ 4,616	$ 456	**$ 15,645**	$ 5,362	$ 1,583	**$1,337**	$ (746)	$(1,127)
Net Earnings Allocable to Limited Partner				**$ 15,645**	$ 5,362	$ 1,583			
Net Earnings (Loss) Per Unit/Share				**$ 69.91**	$ 76.34	$ 25.08	**$1,337**	$ (746)	$(1,127)
Weighted-Average Units/ Shares Outstanding				**223,788**	70,235	63,116	**1,000**	1,000	1,000

See Notes to Combining Financial Statements.

Combining Statements of Cash Flows

(Dollars in thousands)

March 31,	2002	2001	2000	2002	2001	2000	2002	2001	2000
	Combined			Centex Development Company, L.P. and Subsidiaries			3333 Holding Corporation and Subsidiary		
Cash Flows – Operating Activities									
Net Earnings (Loss)	$ 16,982	$ 4,616	$ 456	$ 15,645	$ 5,362	$ 1,583	$ 1,337	$(746)	$(1,127)
Adjustments – Depreciation and Amortization	4,105	4,840	3,879	4,105	4,802	3,835	–	38	44
Earnings from Joint Ventures	(161)	(394)	(30)	(161)	(394)	(30)	–	–	–
Decrease (Increase) in Restricted Cash	–	1,915	(1,915)	–	1,915	(1,915)	–	–	–
Decrease (Increase) in Receivables	2,716	133	(5,238)	2,787	128	(8,156)	(71)	5	4
Decrease in Notes Receivable	14	3,117	423	14	3,117	423	–	–	–
(Increase) Decrease in Inventories	(103,403)	(36,126)	21,278	(105,299)	(35,767)	21,916	1,896	(359)	(638)
Increase in Commercial Properties	(51,780)	(24,143)	(57,423)	(51,780)	(24,143)	(57,423)	–	–	–
(Increase) Decrease in Other Assets	(9,370)	(7,895)	(2,556)	(7,699)	(7,970)	(2,727)	(1,671)	75	171
Increase (Decrease) in Payables and Accruals	35,483	(25,571)	67,813	37,031	(26,547)	68,517	(1,548)	976	2,210
	(105,414)	(79,508)	26,687	(105,357)	(79,497)	26,023	(57)	(11)	664
Cash Flows – Investing Activities									
(Increase) Decrease in Advances to Joint Ventures	(2,493)	290	(1,893)	(2,493)	290	(1,893)	–	–	(100)
Property and Equipment Additions, net	(236)	(633)	224	(297)	(633)	223	61	–	1
	(2,729)	(343)	(1,669)	(2,790)	(343)	(1,670)	61	–	(99)
Cash Flows – Financing Activities									
(Decrease) Increase in Notes Payable – Centex Corporation and Subsidiaries	–	–	(582)	–	–	–	–	–	(582)
Other	101,676	(114,318)	27,311	101,676	(114,318)	27,311	–	–	–
Issuance of Class C Units	26,378	142,268	4,830	26,378	142,268	4,830	–	–	–
Capital Distributions – Return of Capital	–	–	–	–	–	100	–	–	–
	128,054	27,950	31,559	128,054	27,950	32,241	–	–	(582)
Effect of Exchange Rate Changes on Cash	(407)	(1,464)	(542)	(407)	(1,464)	(542)	–	–	–
Net Increase (Decrease) in Cash	19,504	(53,365)	56,035	19,500	(53,354)	56,052	4	(11)	(17)
Cash and Cash Equivalents at Beginning of Year	3,034	56,399	364	3,029	56,383	331	5	16	33
Cash and Cash Equivalents at End of Year	$ 22,538	$ 3,034	$ 56,399	$ 22,529	$ 3,029	$ 56,383	$ 9	$ 5	$ 16

See Notes to Combining Financial Statements.

Combining Statements of Stockholders' Equity and Partners' Capital

		Centex Development Company, L.P. and Subsidiaries			3333 Holding Corporation and Subsidiary		
(Dollars in thousands)	Combined	Class B Unit Warrants	General Partners' Capital	Limited Partners' Capital	Stock Warrants	Capital In Excess of Par Value	Retained Earnings (Deficit)
Balance at March 31, 1999	$ 60,730	$500	$ 767	$ 61,062	$ 1	$800	$(1,633)
General Partner Contribution	–	–	375	–	–	–	–
Issuance of Class C Units	8,095	–	–	8,095	–	–	–
Net Earnings	456	–	–	1,583	–	–	(1,127)
Other Comprehensive Loss	(96)	–	–	(96)	–	–	–
Comprehensive Income	360						
Balance at March 31, 2000	69,185	500	1,142	70,644	1	800	(2,760)
Issuance of Class C Units	146,112	–	–	146,112	–	–	–
Net Earnings	4,616	–	–	5,362	–	–	(746)
Other Comprehensive Loss	(4,100)	–	–	(4,100)	–	–	–
Comprehensive Income	516						
Balance at March 31, 2001	215,813	500	1,142	218,018	1	800	(3,506)
Issuance of Class C Units	**27,135**	–	–	**27,135**	–	–	–
Net Earnings	**16,982**	–	–	**15,645**	–	–	**1,337**
Other Comprehensive Income	**2,217**	–	–	**2,217**	–	–	–
Comprehensive Income	**19,199**						
Balance at March 31, 2002	**$262,147**	**$500**	**$1,142**	**$263,015**	**$ 1**	**$800**	**$(2,169)**

See Notes to Combining Financial Statements.

Notes to Combining Financial Statements

(Dollars in thousands, except per share/unit data)

(A) Organization

Centex Development Company, L.P. (the "Partnership") is a master limited partnership formed by Centex Corporation ("Centex") in March 1987 to broaden its business to include general real estate development. Centex believed that this expansion would improve stockholder value through longer-term real estate investments, real estate developments and the benefits of the partnership form of business. Because the real estate development business generally requires a longer time horizon to maximize value than Centex's core homebuilding operations and typically involves substantial acquisition and development indebtedness, Centex concluded that this new line of business could best be conducted through the Partnership, an independent, publicly-traded entity that is not consolidated with Centex for financial reporting purposes.

The Partnership is authorized to issue three classes of limited partnership interest. Centex indirectly holds 100% of the Partnership's Class A and Class C limited partnership units ("Class A Units" and "Class C Units," respectively), which are collectively convertible into 20% of the Partnership's Class B limited partnership units ("Class B Units"). The Partnership may issue additional Class C Units in connection with the acquisition of real property and other assets. No Class B Units have been issued. However, the stockholders of Centex hold warrants ("Stockholder Warrants") to purchase approximately 80% of the Class B Units. The Stockholder Warrants are held through a nominee arrangement and trade in tandem with the common stock of Centex.

As holder of the Class A and Class C Units, Centex is entitled to a cumulative preferred return of 9% per annum on the average outstanding balance of its capital contributions to the Partnership, adjusted for cash and other distributions representing a return of capital. As of March 31, 2002, these adjusted capital contributions, or Unrecovered Capital, were $241.1 million and preference payments in arrears totaled $41.4 million. The Partnership has not made any preference payments since fiscal 1998.

The Partnership is managed by its general partner, 3333 Development Corporation ("Development"), a wholly-owned subsidiary of 3333 Holding Corporation ("Holding"). The common stock of Holding is held by the stockholders of Centex through a nominee arrangement and trades in tandem with the common stock of Centex. The stockholders of Centex elect the four-person board of directors of Holding, three of whom are independent outside directors who are not directors, affiliates or employees of Centex. Thus, through Holding, the stockholders of Centex control the general partner of the Partnership. The general partner, through its independent board and the independent board of Holding, including its non-executive Chairman, oversees the Partnership's activities, including the acquisition, development, maintenance, operation and sale of properties. Consent of the limited partners for the activities of the Partnership is not required, and the limited partners cannot remove the general partner. As a result, Centex accounts for its limited partnership interest in the Partnership using the equity method of accounting for investments.

Supplementary condensed combined financial statements of Centex and subsidiaries, Holding and subsidiary, and the Partnership and subsidiaries are set forth below. For additional information on Centex and subsidiaries, you should refer to the separate financial statements and related footnotes included elsewhere in this Report.

Supplementary Condensed Combined Balance Sheets of Centex and Subsidiaries, Holding and Subsidiary and Partnership and Subsidiaries

March 31,	*2002*	*2001*
Assets		
Cash and Cash Equivalents	**$ 242,254**	$ 60,786
Restricted Cash	**106,270**	57,428
Receivables	**4,066,401**	2,613,035
Inventories	**3,283,719**	2,629,733
Investments in Joint Ventures and Other	**99,962**	72,679
Property and Equipment, net	**723,497**	732,490
Other Assets	**862,580**	757,882
	$9,384,683	$6,924,033
Liabilities and Stockholders' Equity		
Accounts Payable and Accrued Liabilities	**$1,546,334**	$1,352,467
Short-term Debt	**545,789**	602,185
Long-term Debt	**5,020,116**	3,111,607
Minority Stockholders' Interest	**155,671**	143,710
Stockholders' Equity	**2,116,773**	1,714,064
	$9,384,683	$6,924,033

Supplementary Condensed Combined Statements of Earnings of Centex and Subsidiaries, Holding and Subsidiary and Partnership and Subsidiaries

For the Years Ended March 31,	*2002*	*2001*	*2000*
Revenues	**$8,114,891**	$7,048,573	$6,380,125
Cost of Sales	**7,494,369**	6,612,484	5,959,430
Earnings Before Income Taxes	**620,522**	436,089	420,695
Income Taxes	**238,296**	154,112	163,563
Net Earnings	**382,226**	281,977	257,132
Other Comprehensive Loss	**(12,956)**	(3,849)	(1,248)
Comprehensive Income	**$ 369,270**	$ 278,128	$ 255,884

(B) Basis of Presentation

The accompanying combining financial statements present the individual and combined financial statements of Holding and subsidiary and the Partnership and subsidiaries as of March 31, 2002 and 2001, and results of operations for each of fiscal 2002, 2001 and 2000, after the elimination of all significant intercompany balances and transactions. The financial statements of the Partnership and subsidiaries are included in the combined statements since Development, as general partner of the Partnership, is able to exercise effective control over the Partnership.

(C) Significant Accounting Policies

Revenue Recognition

Revenues from homebuilding projects are recognized as homes are sold and title passes. Real estate sales are recognized when a buyer has made an adequate cash down payment, all significant risks and rewards of ownership have been relinquished and title has transferred to the buyer. Sales revenues related to contractually obligated improvements are deferred until such improvements have been completed. The Partnership recognizes revenues from rentals to tenants under operating leases ratably over the lease terms. Rental revenues are included in Interest and Other Income in the Combining Statements of Operations.

Earnings (Loss) Per Share/Unit

Earnings (loss) per share/unit is based on the weighted-average number of outstanding shares of Holding common stock of 1,000 and on the weighted-average number of outstanding Class A and Class C Units of 223,788; 70,235; and 63,116 for fiscal 2002, 2001 and 2000, respectively.

Cash and Cash Equivalents

The Partnership considers all highly liquid investments purchased with an original maturity of three months or less to be cash and cash equivalents.

Inventory Capitalization and Cost Allocation

Projects under development and held for sale are stated at the lower of cost (including development costs and, where appropriate, capitalized interest and real estate taxes) or fair value less costs to sell. Capitalized costs are included in cost of sales in the combining statements of operations as related revenues are recognized. Interest costs relieved from inventories are included in cost of sales. The Companies review recoverability of their inventories on an individual basis in accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of."

Commercial Properties, net

Commercial real estate properties are carried at cost, net of accumulated depreciation. Betterments, major renovations, and certain costs directly related to the acquisition, improvement and leasing of real estate are capitalized. Expenditures for maintenance and repairs are charged to operations as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, as follows:

Buildings and Improvements	5 to 39 years
Tenant Improvements	Terms of leases

The cost of commercial real estate properties and accumulated depreciation are summarized below:

March 31,	*2002*	*2001*
Commercial Properties	**$137,942**	$86,778
Accumulated Depreciation	**(5,485)**	(3,129)
	$132,457	$83,649

Deferred Charges and Other

Deferred charges and other are primarily composed of loan fees, lease commissions, prepaid expenses, deposits and investments.

Property and Equipment, net

Property and equipment are stated at cost. Major renewals and improvements are capitalized and depreciated. Repairs and maintenance are expensed as incurred. Depreciation is provided on a straight-line basis over the estimated useful lives of depreciable assets ranging from three to ten years. Costs and accumulated depreciation applicable to assets retired or sold are eliminated from the accounts and any resulting gains or losses are recognized at such time.

Goodwill

Goodwill represents the excess of purchase price over the net assets of businesses acquired. In accordance with Statement of Financial Accounting Standards No. 142 ("SFAS No. 142"), goodwill and certain identifiable intangible assets are no longer amortized over their expected lives. Instead, these assets are tested for impairment annually at the reporting unit level using a two-step impairment assessment. See further discussion of goodwill at Note (J).

Advertising Costs

Advertising costs are expensed as incurred. The advertising costs for fiscal 2002, 2001 and 2000 were $4.3 million, $3.7 million and $3.4 million, respectively.

Foreign Currency Exchange Gains or Losses

The Partnership's International Home Building operation, whose functional currency is not the U.S. dollar, translates its financial statements into U.S. dollars. Assets and liabilities are translated at the exchange rate in effect as of the financial statement date. Income statement accounts are translated using the average exchange rate for the period. Income statement accounts that represent significant, non-recurring transactions are translated at the rate in effect as of the date of the transaction. Gains and losses resulting from the translation are included in accumulated other comprehensive income as a separate component of partners' capital.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

Certain prior year balances have been reclassified to be consistent with the fiscal 2002 presentation.

Combining Statements of Cash Flows – Supplemental Disclosures

Net interest capitalized by the Partnership during fiscal 2002, 2001 and 2000 totaled $4.4 million, $3.9 million, and $3.7 million, respectively. Cash payments made for interest were $9.3 million, $12.7 million and $16.5 million for fiscal 2002, 2001 and 2000, respectively. Land assets acquired by the Partnership during fiscal 2002 and 2001 in exchange for Class C Units totaled $0.8 million and $3.8 million, respectively. In addition, during fiscal 2002 and 2001, the Partnership issued 27,135 and 142,268 new Class C Units for $27.1 million, and $142.3 million, respectively. In fiscal 2000, the Partnership acquired the assets and assumed liabilities of Fairclough (as defined in Note (D) below) totaling $267.7 million and $297.0 million, respectively.

Statements of Financial Accounting Standards

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The statement is effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. Management does not believe that adoption of this statement in fiscal 2003 will have a material effect on the interim or annual financial statements of Holding and the Partnership. However, the financial statement presentation in fiscal 2003 will be modified to report the results of operations and financial position of a component of an entity that either has been disposed of or is classified as held for sale as discontinued operations. As a result, in fiscal 2003, Holding and the Partnership will reclassify certain amounts in prior period financial statements to conform to the new presentation requirements.

(D) Acquisition of Fairclough Homes Group Limited

On April 15, 1999, Centex Development Company UK Limited ("CDCUK"), a company incorporated in England and Wales and a wholly-owned subsidiary of the Partnership, closed its acquisition of all of the voting shares of Fairclough Homes Group Limited, a British home builder ("Fairclough"). The purchase price at closing (approximately $219 million) was paid by the delivery of two-year non-interest-bearing promissory notes. A major portion of the promissory notes was secured by a letter of credit obtained by the Partnership from a United Kingdom bank. Additionally, the seller of the voting shares retained non-voting preference shares in Fairclough that entitled it to receive substantially all of the net after-tax earnings of Fairclough until March 31, 2001. During that time period CDCUK also retained the rights to participate in Fairclough's earnings in excess of certain specified levels. During the period between April 15, 1999 and March 31, 2001, Fairclough's operations were carried out subject to certain guidelines that were negotiated with the seller in connection with its ownership of the preference shares.

Because the non-voting preference shares retained by the seller had the characteristics of debt, the preference obligation was reported as interest expense in the financial statements. Subsequent to March 31, 2001, CDCUK redeemed the preference shares for nominal value.

As of March 31, 2001, the non-interest-bearing promissory notes were repaid in full (less the holdback described below) from a combination of bank borrowings, equity contributions to CDCUK from the Partnership, and a loan to CDCUK from the Partnership. CDCUK retained a $6.9 million holdback relative to CDCUK exercising its right of offset for asserted breaches of representations and warranties by the seller under the share purchase agreement. In fiscal 2002, $1.2 million of this holdback was paid to the seller and $5.7 million has been dedicated to fund repair costs and claims arising out of a project completed prior to CDCUK's acquisition of Fairclough.

The purchase of Fairclough has been accounted for using the purchase method of accounting, pursuant to which the total cost of the acquisition has been allocated to the tangible and intangible assets acquired and liabilities assumed based upon their estimated fair values.

(E) Property and Equipment

Property and equipment cost by major category and accumulated depreciation are summarized below:

March 31,	*2002*	*2001*
Land, Buildings, and Improvements	**$2,004**	$3,022
Machinery, Equipment, and Other	**1,659**	1,016
	3,663	4,038
Accumulated Depreciation	**(451)**	(647)
	$3,212	$3,391

(F) Investments in Certain Joint Ventures

The Partnership conducts certain operations through its participation in joint ventures in which the Partnership holds less than a majority interest. These non-consolidated joint ventures had total debt outstanding of approximately $16.1 million as of March 31, 2002 and $10.2 million as of March 31, 2001. The Partnership's liability for the obligations of these non-consolidated joint ventures is limited to approximately $1.1 million as of March 31, 2002.

(G) Notes Payable

Non-recourse debt totaled $233.1 million at March 31, 2002. As projects are sold, a portion of the proceeds is restricted for repayment of the note that was secured by the project sold. In addition, the Partnership, through wholly-owned single asset entities, had construction debt outstanding at March 31, 2002 totaling $56.0 million. The Partnership itself has also issued completion and payment guarantees for up to 100% of the construction loan amounts. The note balances and rates in effect were as follows:

March 31,		2002	2001
Non-Recourse Debt			
Mortgage Notes (3)	6.92% to 8.72%	**$ 76,592**	$ 70,746
Mezzanine Notes	9.00% (1) to LIBOR (2) + 4.00%	–	8,470
Land Notes (4)	0.00% to 14.00%	**62,370**	6,477
Other (5)	LIBOR (2) + 1.00%	**94,129**	41,342
		233,091	127,035
Limited-Recourse			
Construction Notes (6)	LIBOR (2) + 1.75% - 2.35% to 8.00%	**56,035**	48,806
Full-Recourse Debt			
Entity Purchase	Zero Coupon	–	6,857
Land Note	6.14%	–	4,603
		–	11,460
		$289,126	$187,301

(1) In addition to the stated rate, the lender received a participation payment of up to 35% of net proceeds upon disposition of the underlying real estate.

(2) The 30-day LIBOR rate at March 31, 2002 and 2001 was 1.88% and 5.08%, respectively.

(3) Secured by assets with an aggregate book value of $83.8 million at March 31, 2002.

(4) Secured by assets with an aggregate book value of $72.5 million at March 31, 2002.

(5) As of March 31, 2002, the Partnership has drawn £66.0 million of the £100.0 million availability.

(6) Secured by assets with an aggregate book value of $92.3 million at March 31, 2002.

Maturities of debt (in thousands) during the next five fiscal years are: 2003, $35,936; 2004, $131,815; 2005, $9,506; 2006, $32,000; 2007, $3,277; and $76,592 thereafter.

(H) Comprehensive Income

Comprehensive income is summarized for the three-year period ended March 31, 2002 below:

For the Years Ended March 31,	2002	2001	2000
Net Earnings	**$16,982**	$ 4,616	$456
Other Comprehensive Income (Loss), net of tax:			
Foreign Currency Translation Adjustments	**1,829**	(4,100)	(96)
Unrealized Gain on Hedging Instruments	**388**	–	–
Comprehensive Income	**$19,199**	$ 516	$360

(I) Derivatives and Hedging

The Partnership is exposed to the risk of interest rate fluctuations on the debt obligations of the Partnership and its subsidiaries. As part of its strategy to manage the obligations that are subject to changes in interest rates, a subsidiary of the Partnership has entered into an interest rate swap agreement, designated as a cash flow hedge, on a portion of its debt. The swap agreement is recorded at its fair value in Other Assets in the combining balance sheets. To the extent the hedging relationship is effective, fluctuations in the fair value of the derivative are deferred as a component of Accumulated Other Comprehensive Income. Fluctuations in the fair value of the ineffective portion of the derivative would be reflected in the current period earnings. During fiscal 2002, there was no hedge ineffectiveness related to this derivative.

This swap expires in March 2004. Amounts to be received or paid as a result of the swap agreement are recognized as adjustments to interest incurred on the related debt instrument. As of March 31, 2002, the asset and Accumulated Other Comprehensive Loss was $554 thousand ($388 thousand net of tax).

(J) Goodwill – Adoption of Statement 142

Holding and the Partnership adopted Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" ("SFAS No. 142") effective April 1, 2001. SFAS No. 142 provides guidance on accounting for intangible assets and eliminates the amortization of goodwill and certain identifiable intangible assets. Under the provisions of SFAS No. 142, intangible assets, including goodwill, that are not subject to amortization will be tested for impairment annually at the reporting unit level using a two-step impairment assessment. Impairment testing must be performed more frequently if events or changes in circumstances indicate that the asset might be impaired. Holding and the Partnership tested for potential impairment, both upon adoption of SFAS No. 142 and annually as of January 1, 2002, by determining whether the carrying amount of a reporting unit exceeds its fair value. Holding and the Partnership had no impairment of goodwill in fiscal 2002. Identifiable intangible assets, other than goodwill, are immaterial. The Partnership's International Home Building segment carries all of the Partnership's goodwill. The carrying amount of goodwill was $27.8 million and $27.6 million at March 31, 2002 and 2001, respectively. The increase in fiscal 2002 reflects the impact of foreign currency translation adjustments.

For fiscal 2001 and 2000, net earnings excluding goodwill amortization and earnings per unit excluding such amortization expense are as follows:

For the Years Ended March 31,	*2001*	*2000*
Reported Net Earnings Allocable to Limited Partner	$ 5,362	$1,583
Goodwill Amortization	1,750	1,576
Adjusted Net Earnings	$ 7,112	$3,159
Net Earnings (Loss) Per Unit:		
Reported Net Earnings	$ 76.34	$25.08
Goodwill Amortization	24.92	24.97
Adjusted Net Earnings	$101.26	$50.05

(K) Commitments and Contingencies

As of March 31, 2002, the Partnership had remaining commitments of approximately $62.6 million on construction contracts.

To obtain construction financing for projects being developed by its subsidiaries, the Partnership is often required to guarantee, for the benefit of the construction lender, the completion of the project. To further guarantee the completion of the project and the payment of the construction loan obligations, the Partnership, in some instances, also has issued demand notes made payable to its subsidiaries of up to 20% of the construction loan commitment amount. The subsidiaries then pledge the demand notes to the lenders as a form of additional collateral on the construction loans. The demand notes are payable only in the event of default on the construction loans. As of March 31, 2002, the Partnership had issued demand notes totaling $1.6 million. In some instances, the Partnership has also executed partial recourse payment guarantees.

Subsidiaries of the Partnership have also obtained demand notes from Centex for up to 10% of the construction loan commitment amount. These demand notes have been pledged to the lenders as additional collateral on the construction loans, and may be called only in the event of a default on the demand notes issued by the Partnership.

Benefits are provided to eligible employees of the Partnership and certain subsidiaries under various profit sharing plans. The aggregate cost of these plans to the Partnership was $1.0 million in fiscal 2002, $0.8 million in fiscal 2001 and $1.4 million in fiscal 2000. *The employees' rights to employer contributions to these plans vest over a period of up to seven years.*

(L) Business Segments

During fiscal 2002, the Partnership operated in four principal business segments: International Home Building, Commercial Development, Multi-Family Communities (formerly known as Multi-Family Development), and Corporate-Other (formerly known as Land Sales and Other). Before fiscal 2002, the Partnership also operated a Domestic Home Building segment. All of the segments, except for International Home Building, operate in the United States. International Home Building's accounting policies are the same as those described in the summary of significant accounting policies.

International Home Building acquires and develops residential properties and constructs single and multi-family housing units in the United Kingdom. The Domestic Home Building operation involved the construction and sale of single-family homes. Commercial Development actively develops office, industrial, retail and mixed-use projects, for sale and for investment. Multi-Family Communities develops multi-family projects, which it actively markets for sale during the development period. Corporate-Other is involved in the acquisition and disposition of land and other assets of the Partnership not identified with another specific business segment.

	For the Year Ended March 31, 2002				
(Dollars in thousands)	Int'l Home Building	Commercial Development	Multi-Family Communities	Corporate-Other	Total
Revenues	$ 290,406	$ 39,468	$ 53,944	$ 2,812	$ 386,630
Cost of Sales	(251,010)	(16,750)	(46,866)	(1,209)	(315,835)
Selling, General & Administrative Expenses	(25,135)	(11,448)	(3,917)	(2,013)	(42,513)
Interest Expense	(1,947)	(6,755)	(6)	(835)	(9,543)
Earnings (Loss) Before Income Tax	$ 12,314	$ 4,515	$ 3,155	$ (1,245)	$ 18,739
Identifiable Assets	$ 382,903	$179,270	$ 28,725	$ 77,538	$ 668,436
Capital Expenditures	$ 185	$ –	$ 24	$ 27	$ 236
Depreciation and Amortization	$ 540	$ 3,535	$ 28	$ 2	$ 4,105

	For the Year Ended March 31, 2001					
(Dollars in thousands)	Int'l Home Building	Domestic Home Building	Commercial Development	Multi-Family Communities	Corporate-Other	Total
Revenues	$ 252,487	$ 30,304	$ 33,088	$ 1,664	$ 21,774	$ 339,317
Cost of Sales	(222,634)	(24,002)	(18,398)	–	(20,578)	(285,612)
Selling, General & Administrative Expenses	(22,085)	(3,461)	(8,012)	(2,399)	(1,047)	(37,004)
Interest Expense	(7,802)	–	(4,525)	–	–	(12,327)
Earnings (Loss) Before Income Tax	$ (34)	$ 2,841	$ 2,153	$ (735)	$ 149	$ 4,374
Identifiable Assets	$ 295,885	$ –	$127,109	$ 50,783	$ 10,873	$ 484,650
Capital Expenditures	$ 629	$ 4	$ –	$ –	$ –	$ 633
Depreciation & Amortization	$ 2,678	$ 45	$ 2,076	$ 41	$ –	$ 4,840

	For the Year Ended March 31, 2000					
(Dollars in thousands)	Int'l Home Building	Domestic Home Building	Commercial Development	Multi-Family Communities	Corporate-Other	Total
Revenues	$ 329,582	$ 13,377	$ 10,327	$ 17,154	$ 7,759	$ 378,199
Cost of Sales	(283,456)	(11,672)	(3,438)	(17,057)	(6,384)	(322,007)
Selling, General & Administrative Expenses	(24,188)	(1,495)	(3,004)	(1,977)	(569)	(31,233)
Interest Expense	(18,229)	–	(2,440)	–	–	(20,669)
Earnings (Loss) Before Income Tax	$ 3,709	$ 210	$ 1,445	$ (1,880)	$ 806	$ 4,290
Identifiable Assets	$ 347,748	$ 9,270	$ 85,905	$ 30,898	$ 37,797	$ 511,618
Capital Expenditures	$ –	$ –	$ –	$ –	$ –	$ –
Depreciation & Amortization	$ 2,537	$ 52	$ 1,246	$ 44	$ –	$ 3,879

In March 2001, the Partnership sold its Domestic Home Building segment to Centex Homes for total consideration of $21.1 million representing book value, which also approximated market value. The financial results from the sale of this segment are included in Corporate-Other. Domestic Home Building accounted for 8.9% and 3.5% of revenues and 65.0% and 4.9% of operating earnings in fiscal 2001 and 2000, respectively.

(M) Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," requires companies to disclose the estimated fair value of their financial instrument assets and liabilities. The estimated fair values shown below have been determined using current quoted market prices where available and, where necessary, estimates based on present value methodology suitable for each category of financial instruments. Considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. All assets and liabilities that are not considered financial instruments have been valued using historical cost accounting.

The consolidated carrying values of Cash and Cash Equivalents, Other Receivables, Accounts Payable and Accrued Liabilities, and other variable-rate debt approximate their fair values. The carrying values and estimated fair values of other financial liabilities were as follows:

March 31,	*2002*		*2001*	
	Carrying Value	*Fair Value*	*Carrying Value*	*Fair Value*
Financial Liabilities				
Fixed-Rate Debt	**$152,616**	**$153,815**(1)	$81,683	$84,722(1)

(1) Fair values are based on a present value discounted cash flow with the discount rate approximating current market for similar instruments.

(N) Stockholders' Equity and Partners' Capital

Equity Securities

The partnership agreement governing the Partnership (the "Partnership Agreement") contemplates the issuance of three classes of limited partnership units: Class A Units, Class B Units, and Class C Units. Under the Partnership Agreement, holders of Class C Units are entitled to substantially the same rights as holders of Class A Units in connection with matters in common, such as voting, allocations, and distributions. During fiscal 2002 and 2001, 27,135 and 146,112 Class C Units, respectively, were issued in exchange for cash and other assets with a fair market value of $27.1 million and $146.1 million. At March 31, 2002, there were 32,260 Class A Units and 208,330 Class C Units outstanding.

No Class B Units are issued and outstanding. However, warrants to purchase approximately 80% of the Class B Units were issued to Centex stockholders and are held by a nominee on their behalf. These warrants will detach and trade separately from Centex common stock on the earlier of Payout (as defined below) or November 30, 2007, the scheduled detachment date.

Preferred Return

The Partnership Agreement provides that the holders of the Class A Units and Class C Units are entitled to a cumulative preferred return of 9% per annum on the average outstanding balance of their Unrecovered Capital. No preference payments have been made since fiscal 1998. Preference payments in arrears at March 31, 2002 amounted to $41.4 million, and Unrecovered Capital for the holders of Class A Units and Class C Units at March 31, 2002 totaled $32.8 million, and $208.3 million, respectively.

Allocation of Profits and Losses

As provided in the Partnership Agreement, prior to Payout (as defined below), net income of the Partnership is to be allocated to the partners in the following order of priority:

[i] To the holders of Class A Units and Class C Units to the extent of the cumulative preferred return.
[ii] To the partners to the extent and in the same ratio that cumulative net losses were allocated.
[iii] To the partners in accordance with their percentage interests. Currently, this would be a combined 20% to the holders of Class A Units and Class C Units and 80% to the general partner.

After Payout, the percentage interests will change to a combined 99% to the limited partners and 1% to the general partner. Thereafter, all loss allocations and allocations of net income will be made to the partners in accordance with their modified percentage interests.

Distributions

Distributions of cash or other property are to be made at the discretion of the general partner and are to be distributed in the following order of priority:

[i] Prior to the time at which the Class A and Class C limited partners have received aggregate distributions equal to their original capital contribution ("Payout"), distributions of cash or other property shall be made as follows:
  [a] To the Class A and Class C limited partners with respect to their cumulative preferred return, then
  [b] To the partners in an amount equal to the maximum marginal corporate tax rate times the amount of taxable income allocated to the partners, then
  [c] To the Class A and Class C limited partners until their Unrecovered Capital is reduced to zero.
[ii] After Payout, distributions of cash will be made to the partners in accordance with their modified percentage interests.

Warrants

In November 1987, Centex acquired from the Partnership 100 warrants to purchase Class B Units in the Partnership at an exercise price of $500 per Class B Unit, and Centex acquired from Holding 100 warrants to purchase shares of Holding common stock at an exercise price of $800 per share. These warrants are subject to future adjustment to provide the holders of options to purchase Centex common stock with the opportunity to acquire Class B Units and shares of Holding. These warrants will generally become exercisable upon the detachment of the tandem-traded securities from Centex common stock.

(O) Related Party Transactions

Services Agreements

The Partnership has a services agreement with Holding whereby Holding provides certain executive and managerial services and tax, accounting and other similar services to the Partnership. The agreement was amended and restated effective April 1, 2001, to decrease the quarterly fee to $50 thousand. Effective October 1, 2001, the quarterly fee was further decreased to $12.5 thousand. In addition to the $125 thousand in service fees paid during fiscal 2002, the Partnership paid $1.0 million and $583 thousand to Holding during fiscal 2001 and 2000, respectively.

Holding has a services agreement with Centex Service Company ("Centex Service"), a wholly-owned subsidiary of Centex, whereby Centex Service provides certain tax, accounting, administrative and other similar services for Holding. In conjunction with the employment by the Partnership of employees previously employed by Centex Service, the agreement was amended and restated effective April 1, 2001, to decrease the quarterly fee to $50 thousand. Effective October 1, 2001, the quarterly fee was further decreased to $12.5 thousand to reflect employment by the Partnership of certain additional employees previously employed by Centex Service. Fees of $125 thousand, $1.0 million, and $360 thousand in fiscal 2002, 2001 and 2000 paid by Holding to Centex Service under this agreement are reflected as administrative expenses in the accompanying combining financial statements.

Sales and Purchases

Partnership revenues include sales to Centex Homes of $1.7 million, $21.1 million (from the sale of the Partnership's Domestic Home Building operation) and $5.4 million during fiscal 2002, 2001 and 2000, respectively. Earnings associated with lot sales to Centex totaled $0, $0, and $333 thousand, for fiscal 2002, 2001 and 2000, respectively.

During fiscal 2002 and 2001, the Partnership, through its subsidiaries, purchased 345 acres in Florida, Hawaii, Nevada and South Carolina. The total consideration of $71.7 million consisted of an aggregate $62.6 million in purchase money mortgage notes and an aggregate $9.1 million in cash payments. Concurrently with those transactions, Centex Homes deposited $9.1 million with the Partnership as option deposits for the purchase of the properties. Partnership revenues during fiscal 2002 included $1.4 million in fees and reimbursements pursuant to various option agreements.

During fiscal 2002, Centex Homes purchased a 12-acre site in Lewisville, Texas, from subsidiaries of Holding and the Partnership for cash consideration of $1.25 million. Centex Homes will pay additional consideration to the subsidiaries in the form of a participation in profits above certain gross margin threshold levels on townhome sales.

Other

The Partnership has entered into a management agreement with Centex Homes whereby the Partnership provides certain services to Centex Homes for the operation, management, development and sale of its commercial real estate portfolio. The management agreement, which was entered into effective April 1, 2001, provides for the reimbursement of a portion of the expenditures incurred by the Partnership (including overhead expenses) with respect to the properties. The management agreement further provides for the payment of additional amounts to the Partnership based upon its performance of services under the management agreement. Collectively, such payments amounted to approximately $4.2 million during fiscal 2002.

The Partnership has entered into a management agreement with Centex Homes whereby Centex Homes provides management and oversight services for the Partnership's investment in Fairclough. The Partnership pays Centex Homes an annual fee of $10 thousand and reimburses Centex Homes for its direct expenses associated with its management and oversight.

Centex performs cash management services for the Partnership. Excess funds generated by the Partnership are transferred to Centex on a daily basis, and funds required by the Partnership are advanced by Centex to the Partnership as necessary. Advances to or from Centex bear interest at the one-month LIBOR rate plus 25 basis points, computed on the daily outstanding borrowings or advances.

The Partnership, through its operating subsidiaries, executed contracts with Centex construction subsidiaries totaling $15.0 million in fiscal 2002, $14.9 million in fiscal 2000 and $43.2 million in fiscal 1999 for the construction of multi-family apartments, a recreational ice skating facility, two office buildings and two industrial facilities. During fiscal 2002 and 2001, $10.0 million and $7.7 million, respectively, was paid to Centex construction subsidiaries pursuant to the construction contracts.

During fiscal 2002 and 2001, in connection with third-party construction and permanent loans made to the Partnership's operating subsidiaries and in connection with the acquisition and sale of properties, the Partnership paid an aggregate of $412 thousand and $273 thousand, respectively, in title insurance premiums and escrow fees to Centex title insurance subsidiaries.

Centex has issued an $0.8 million demand note as a form of guarantee relating to one of the Partnership's project loans. This demand note is payable only in the event of default by the Partnership or its subsidiary under its obligations to the lender.

A subsidiary of the Partnership owns a 50% interest in a 79,000 square foot office building in Plantation, Florida. The remaining 50% interest is owned by Centex Construction Group Services, LLC, a Centex affiliate. Approximately 61% of the rentable square footage of this building is leased and occupied by Centex affiliates.

A subsidiary of the Partnership has leased approximately 161,225 square feet, or 74% of leasable space, in the Citymark office building in Dallas, Texas to Centex Service and other Centex affiliates.

During fiscal 2002, a subsidiary of the Partnership entered into a lease having a term of at least ten years with Centex Home Equity Company, LLC, a Centex affiliate, for approximately 40,000 square feet of office space in a newly-constructed building in Lewisville, Texas. Payment of rent under this lease is guaranteed by Centex Financial Services, Inc. The tenant occupied the space in April 2002.

Under the Partnership Agreement, Class C Units may be issued in exchange for assets acquired and capital received from a limited partner or from an entity that is to be admitted as limited partner. Centex Homes is currently the sole limited partner of the Partnership. During fiscal 2002, the Partnership issued 27,135 Class C Units to Centex Homes in exchange for $27.1 million in assets and cash.

The Partnership Agreement provides that the holders of Class A Units and Class C Units are entitled to a cumulative preferred return of 9% per annum on the average outstanding balance of their Unrecovered Capital. As noted above, Centex Homes is currently the sole limited partner of the Partnership and the sole holder of all outstanding Class A Units and Class C Units. During fiscal 2002, the Partnership made no preference payments to Centex Homes. At March 31, 2002, unpaid preference accruals totaled $41.4 million, and Unrecovered Capital for Class A Units and Class C Units totaled $32.8 million and $208.3 million, respectively.

(P) Income Taxes

The components of the total provision (benefit) for income taxes at March 31 are as follows:

For the Years Ended March 31,	*2002*	*2001*	*2000*
Current Provision (Benefit):			
Federal	$ –	$(3,600)	$(3,600)
State	–	–	–
Foreign	3,019	3,358	7,434
Total Current Provision (Benefit)	3,019	(242)	3,834
Deferred Benefit:			
Federal	–	–	–
State	–	–	–
Foreign	(1,262)	–	–
Total Deferred Benefit	(1,262)	–	–
Total Income Tax Provision (Benefit)	$ 1,757	$ (242)	$ 3,834

The effective tax rate differs from the federal statutory rate of 35% in fiscal 2002, 2001 and 2000 due to the following items:

For the Years Ended March 31,	*2002*	*2001*	*2000*
Financial Income Before Taxes	$18,739	$ 4,374	$ 4,290
Income Taxes at Statutory Rate	$ 6,559	$ 1,531	$ 1,502
(Decreases) Increases in Tax Resulting from –			
Benefit of Pass-through Status of Partnership	(5,918)	(1,765)	1,554
Preferred Share Distributions	1,609	2,731	4,263
Goodwill Amortization	–	613	709
Tax Allocation Agreement Payments	–	(3,600)	(3,600)
Other	(493)	248	(594)
Provision (Benefit) for Income Taxes	$ 1,757	$ (242)	$ 3,834
Effective Tax Rate	9.38%	(5.53%)	89.37%

The Company's deferred tax assets and liabilities as of March 31 are as follows:

March 31,	2002	2001
Deferred Tax Assets		
Accrued Interest	$ 1,738	$ –
Other	215	–
Net Operating Loss Carryforwards	717	1,190
Total Deferred Tax Assets	2,670	1,190
Valuation Allowance	(717)	(1,190)
Net Deferred Tax Assets	1,953	–
Deferred Tax Liabilities		
Swap Agreement Market Adjustments	(166)	–
Interest Expensed as Incurred	(691)	–
Total Deferred Tax Liabilities	(857)	–
Net Deferred Tax Assets	$ 1,096	$ –

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

At March 31, 2002, Holding had net operating loss carryforwards of $2.0 million. If unused, the loss carryforwards will expire in fiscal years 2019 through 2021. Holding has recorded a valuation allowance, valuing the deferred tax asset at zero.

Holding joins with its subsidiaries in filing consolidated income tax returns. The taxable income of the Partnership has been allocated to the holders of the Class A and Class C Units. Accordingly, no tax provision for the Partnership earnings is shown in the combining financial statements other than a payment of $3.6 million from Centex in fiscal 2001 and 2000 under the terms of a Tax Liability Allocation Agreement.

As of March 31, 2002, the Partnership has not provided for withholding or U.S. Federal Income Taxes on the accumulated undistributed earnings of its foreign subsidiaries as they are considered by management to be permanently reinvested. Determination of the deferred income tax liability on these unremitted earnings is not practicable as such liability, if any, may be allocated to the holders of the Class A and Class C Units, and is dependent on circumstances existing when remittance occurs.

(Q) Subsequent Events

Pursuant to a redevelopment agreement with the Housing and Redevelopment Authority of the City of St. Paul, Minnesota, and with the City of St. Paul, a subsidiary of the Partnership has committed to undertake environmental remediation and development of project infrastructure and project improvements to redevelop a 21-acre "brownfield" site in downtown St. Paul, Minnesota into a mixed-use project containing "for sale" and "for rent" housing units and related retail space. The subsidiary has substantially completed environmental remediation as of March 31, 2002, and subsequent to March 31, 2002 acquired title to the site.

The Partnership anticipates that funds for fulfillment of its obligations under the redevelopment agreement will be available from various sources, including internally generated funds, grants for environmental remediation, reimbursement of certain costs from the proceeds of a bond issuance and sale of various land parcels to Centex Homes and unaffiliated developers.

Quarterly Results (Unaudited)

(Dollars in thousands, except per share/unit data)	2002	2001	2002	2001	2002	2001
	Combined		Centex Development Company, L.P. and Subsidiaries		3333 Holding Corporation and Subsidiary	
First Quarter						
Revenues	**$ 83,955**	$ 71,117	**$ 83,345**	$ 71,116	**$660**	$ 1
Earnings (Loss) Before Taxes	**$ 3,366**	$ 1,047	**$ 2,790**	$ 1,151	**$576**	$ (104)
Net Earnings (Loss)	**$ 3,075**	$ 401	**$ 2,499**	$ 505	**$576**	$ (104)
Earnings (Loss) Per Unit/Share			**$ 11.70**	$ 7.49	**$576**	$ (104)
Average Units Outstanding			**213,504**	67,356	**–**	–
Average Shares Outstanding			**–**	–	**1,000**	1,000
Second Quarter						
Revenues	**$ 86,287**	$ 70,641	**$ 86,287**	$ 70,641	**$ 50**	$ –
Earnings (Loss) Before Taxes	**$ 3,800**	$ (775)	**$ 3,837**	$ (657)	**$(37)**	$ (118)
Net Earnings (Loss)	**$ 3,382**	$ (186)	**$ 3,419**	$ (68)	**$(37)**	$ (118)
Earnings (Loss) Per Unit/Share			**$ 15.63**	$ (0.96)	**$(37)**	$ (118)
Average Units Outstanding			**218,785**	70,669	**–**	–
Average Shares Outstanding			**–**	–	**1,000**	1,000
Third Quarter						
Revenues	**$ 95,866**	$ 80,752	**$ 95,041**	$ 80,752	**$838**	$ –
Earnings (Loss) Before Taxes	**$ 5,774**	$ 2,721	**$ 4,988**	$ 2,858	**$786**	$ (137)
Net Earnings (Loss)	**$ 5,538**	$ 3,649	**$ 4,778**	$ 3,786	**$760**	$ (137)
Earnings (Loss) Per Unit/Share			**$ 20.84**	$ 53.57	**$760**	$ (137)
Average Units Outstanding			**229,277**	70,669	**–**	–
Average Shares Outstanding			**–**	–	**1,000**	1,000
Fourth Quarter						
Revenues	**$120,522**	$116,807	**$120,472**	$116,807	**$ 63**	$1,000
Earnings (Loss) Before Taxes	**$ 5,799**	$ 1,381	**$ 5,787**	$ 1,768	**$ 12**	$ (387)
Net Earnings (Loss)	**$ 4,987**	$ 752	**$ 4,949**	$ 1,139	**$ 38**	$ (387)
Earnings (Loss) Per Unit/Share			**$ 21.18**	$ 15.76	**$ 38**	$ (387)
Average Units Outstanding			**233,689**	72,256	**–**	–
Average Shares Outstanding			**–**	–	**1,000**	1,000

For the Years Ended March 31,

Fiscal Year 2002 Compared to Fiscal Year 2001

On a combined basis, revenues for the Partnership and Holding for fiscal year 2002 totaled $386.6 million compared to revenues of $339.3 million for the prior fiscal year. The Partnership and Holding had combined net earnings for fiscal 2002 of $17.0 million compared to combined net earnings of $4.6 million in fiscal 2001.

International Home Building

The following summarizes International Home Building's results for the two-year period ended March 31, 2002 (dollars in thousands):

For the Years Ended March 31,	*2002*	*2001*
Revenues	**$ 290,406**	$ 252,487
Cost of Sales	**(251,010)**	(222,634)
General & Administrative Expenses	**(25,135)**	(22,085)
Interest Expense	**(1,947)**	(7,802)
Operating Earnings (Loss)	**$ 12,314**	$ (34)
Units Closed	**1,387**	1,243

In connection with the purchase of this segment by the Partnership, the seller received $219 million in non-interest-bearing promissory notes due April 1, 2001 and retained preferred non-voting shares in Fairclough that entitled the seller to receive the net after-tax earnings of Fairclough until March 31, 2001. During fiscal 2001, Fairclough generated after-tax earnings totaling $7.8 million. The Partnership has accounted for the non-interest-bearing debt and nominal residual value preferred shares as if they were a single debt instrument. Accordingly, the Partnership recorded distributions attributable to the preferred shares as interest expense in the accompanying financial statements. After taxes, International Home Building generated earnings of $10.5 million and $0.2 million for fiscal 2002 and 2001, respectively.

International Home Building's revenues for the fiscal year ended March 31, 2002 increased by $37.9 million from revenues for the same period last year. The increase is primarily attributable to an increase in unit completions.

Home sales totaled 1,387 units during the fiscal year ended March 31, 2002, compared to 1,243 units during the same period in the preceding year, representing a 12% increase. The backlog of homes sold but not closed at March 31, 2002 was 585 units, 74% more than the 336 units at the same point in the preceding year.

The events of September 11, 2001, had an adverse impact on Fairclough's operations, particularly in its Southern Home Counties division, a high-end home market around London that has a significant expatriate community. Fairclough responded to a decline in sales rates by increasing marketing efforts, purchase incentives and price discounting.

Commercial Development

The following summarizes Commercial Development's results for the two-year period ended March 31, 2002 (dollars and square footage in thousands):

For the Years Ended March 31,	*2002*	*2001*
Sales Revenues	**$ 20,597**	$ 22,144
Rental and Other Income	**18,871**	10,944
Cost of Sales	**(16,750)**	(18,398)
Selling, General & Administrative Expenses	**(7,913)**	(5,936)
Interest Expense	**(6,755)**	(4,525)
Operating Earnings before Depreciation	**8,050**	4,229
Depreciation	**(3,535)**	(2,076)
Operating Earnings	**$ 4,515**	$ 2,153
Operating Square Footage at March 31	**2,586**	1,541

Commercial Development's operations during fiscal 2002 included:

- completion of six projects totaling 1,037,000 square feet of industrial, medical and office space located in Arizona, California, Michigan, Mississippi and North Carolina;
- initiation of construction on six projects totaling 542,000 square feet of industrial, office and retail space located in California and Texas;
- acquisition of a 113,000 square foot existing industrial project in Ventura County, California, together with 16 acres of adjacent undeveloped land;
- sale of a 132,500 square foot industrial project and an 86,000 square foot industrial project in Ventura County, California;
- sale of a partnership interest in a partnership owning 0.6 acres of land in Dallas, Texas;
- sale of approximately 1.8 acres of land in Ventura County, California; and
- sale of a joint venture interest in a medical office building in Rowlett, Texas.

Commercial Development's operations during fiscal 2001 included:

- completion of eight buildings totaling 856,000 square feet of office and industrial space located in Florida, California, Texas, and North Carolina;
- initiation of construction on six new projects totaling 929,000 square feet of office and industrial space in Michigan, California and North Carolina;
- acquisition of a 134,500 square foot existing industrial building in Charlotte, North Carolina;
- sale of five industrial buildings totaling 485,000 square feet in Ventura County, California; and
- sale of five acres of land in Lewisville, Texas.

Sales Revenues and Cost of Sales for fiscal 2002 reflect the sale of two industrial projects and the sale of approximately two acres of land. Sales Revenues and Cost of Sales for fiscal 2001 reflect the sale of an industrial project in California and the sale of land in Texas and California. Rental and Other Income increased in fiscal 2002 as a result of an increase in the number of operating properties. Selling, General and Administrative Expenses, Interest Expense and Depreciation also increased for fiscal 2002 as a result of an increase in the number of operating properties.

For the Years Ended March 31,	*2002*		*2001*	
	(000's) Rentable Sq. Ft.	*Weighted Average Occupancy*	*(000's) Rentable Sq. Ft.*	*Weighted Average Occupancy*
Operating Properties				
Industrial	**2,024**	**92.4%**	1,046	94.3%
Office/Medical	**562**	**88.3%**	495	95.7%
	2,586	**91.5%**	1,541	94.7%
Projects Under Development				
Industrial	**308**		677	
Office/Medical	**40**		55	
Retail	**194**		–	
	542		732	

Multi-Family Communities

The following summarizes the results of Multi-Family Communities, which was formerly known as Multi-Family Development, for the two-year period ended March 31, 2002 (dollars in thousands):

For the Years Ended March 31,	2002	2001
Revenues	$ 53,944	$ 1,664
Cost of Sales	(46,866)	–
Selling, General & Administrative Expenses	(3,923)	(2,399)
Operating Earnings (Loss)	$ 3,155	$ (735)

During fiscal 2002 Multi-Family Communities closed on the sale of a 400-unit apartment complex located in Grand Prairie, Texas, a 382-unit apartment complex in St. Petersburg, Florida, and the sale of 12 acres of land in Lewisville, Texas to Centex Homes.

Revenues for fiscal 2001 resulted from the sale of a 172-apartment community in College Station, Texas, that Multi-Family Communities owned in a joint venture with an unaffiliated developer, and the receipt of an earn-out payment related to the fiscal 2000 sale of a 304-unit apartment community in The Colony, Texas.

Corporate-Other

The following summarizes the results of Corporate-Other, which was formerly known as Land Sales and Other, for the two-year period ended March 31, 2002 (dollars in thousands):

For the Years Ended March 31,	2002	2001
Revenues	$ 2,812	$ 21,774
Cost of Sales	(1,209)	(20,578)
General & Administrative Expenses	(2,013)	(1,047)
Interest Expense	(835)	–
Operating (Loss) Earnings	$(1,245)	$ 149

The Partnership's Corporate-Other segment acquires and disposes of land and other assets of the Partnership not identified with another specific business segment. Fiscal 2002 revenues included $1.8 million from sales of residential lots to Centex Homes and fees related to agreements to sell residential lots to Centex Homes, $0.5 million from the sale of commercial land in Allen, Texas, $0.4 million from the sale of a residential lot in Dallas, Texas, and $0.1 million from miscellaneous sources. Fiscal 2001 revenues from the sale of real estate totaled $21.1 million, which resulted from the sale of the Domestic Home Building operations to Centex Homes at book value, which approximated market value.

Fiscal Year 2001 Compared to Fiscal Year 2000

On a combined basis, revenues for the Partnership and Holding for fiscal 2001 totaled $339.3 million compared to revenues of $378.2 million for the prior fiscal year. The Partnership and Holding had combined net earnings for fiscal 2001 of $4.6 million compared to combined net earnings of $456,000 in fiscal 2000.

International Home Building

The following summarizes International Home Building's results for the two-year period ended March 31, 2001 (dollars in thousands):

For the Years Ended March 31,	2001	2000
Revenues	$ 252,487	$ 329,582
Cost of Sales	(222,634)	(283,456)
General & Administrative Expenses	(22,085)	(24,188)
Interest Expense, Paid to Seller	(7,802)	(18,229)
Operating (Loss) Earnings	$ (34)	$ 3,709
Units Closed	1,243	1,707

In connection with the purchase of this segment by the Partnership, the seller received $219 million in non-interest-bearing promissory notes due April 1, 2001 and retained preferred non-voting shares in Fairclough. During fiscal 2001, Fairclough generated after tax earnings totaling $7.8 million. The earnings are subject to distribution to the seller under the preferred share arrangement. The Partnership has accounted for the non-interest-bearing debt and nominal residual value preferred shares as if they were a single debt instrument. Accordingly, it recorded distributions attributable to the preferred shares as interest expense in the accompanying financial statements. After taxes, International Home Building generated earnings of $0.2 million for fiscal 2001.

International Home Building's revenues for fiscal 2001 decreased by $77.1 million from revenues for the same period in the preceding year. The decrease is attributable to declining unit completions resulting principally from the repositioning of Fairclough's land position and the buildout of communities that were developed under previous ownership, offset slightly by higher sales prices.

Home sales totaled 1,243 units during fiscal 2001, compared to 1,707 units during the same period in the preceding year, representing a 27% decrease. The backlog of homes sold but not closed at March 31, 2001 was 336 units, 8% less than the 367 units at the same point in the preceding year.

Domestic Home Building

The following summarizes Domestic Home Building's results for the two-year period ended March 31, 2001 (dollars in thousands):

For the Years Ended March 31,	*2001*	*2000*
Revenues	$ 30,304	$ 13,377
Cost of Sales	(24,002)	(11,672)
General & Administrative Expenses	(3,461)	(1,495)
Operating Earnings	$ 2,841	$ 210
Gross Margin per Unit	$ 53	$ 39
Units Closed	119	44

Fiscal 2001 revenues included revenues from the sale of single-family homes in New Jersey. The increase in the number of single-family homes sold during fiscal 2001 resulted from the Partnership's ability to market and sell homes in a new single-family community for which zoning approval was obtained in fiscal 2000.

On March 31, 2001, the Partnership sold its Domestic Home Building segment to Centex Homes for total consideration of $21.1 million. The financial results from the sale of this segment are included in Corporate-Other. Domestic Home Building accounted for 8.9% and 3.5% of revenues and 65.0% and 4.9% of operating earnings in fiscal 2001 and 2000, respectively.

Commercial Development

The following summarizes Commercial Development's results for the two-year period ended March 31, 2001 (dollars and square footage in thousands):

For the Years Ended March 31,	*2001*	*2000*
Sales Revenues	$ 22,144	$ 4,465
Rental and Other Income	10,944	5,862
Cost of Sales	(18,398)	(3,438)
Selling, General & Administrative Expenses	(5,936)	(1,758)
Interest Expense	(4,525)	(2,440)
Operating Earnings before Depreciation	4,229	2,691
Depreciation	(2,076)	(1,246)
Operating Earnings	$ 2,153	$ 1,445
Operating Square Footage at March 31	1,541	976

Commercial Development's operations during fiscal 2001 included:

- completion of eight buildings totaling 856,000 square feet of office and industrial space located in Florida, California, Texas, and North Carolina;
- initiation of construction on six new projects totaling 929,000 square feet of office and industrial space in Michigan, California, and North Carolina;
- acquisition of a 134,500 square foot existing industrial building in Charlotte, North Carolina;
- sale of five industrial buildings totaling 485,000 square feet in Ventura County, California;
- sale of five acres of land in Lewisville, Texas.

Sales revenues for the prior year included six acres in Camarillo, California and forty developed lots in Plano, Texas.

Multi-Family Communities

The following summarizes the results of Multi-Family Communities, which was formerly known as Multi-Family Development, for the two-year period ended March 31, 2001 (dollars in thousands):

For the Years Ended March 31,	*2001*	*2000*
Revenues	$ 1,664	$ 17,154
Cost of Sales	–	(17,057)
General & Administrative Expenses	(2,399)	(1,977)
Operating Loss	$ (735)	$ (1,880)

Revenues for fiscal 2001 resulted from the sale of a 172-unit apartment community in College Station, Texas, that Multi-Family Communities owned in a joint venture with an unaffiliated developer, and the receipt of an earn-out payment related to the fiscal 2000 sale of a 304-unit apartment community in The Colony, Texas. Revenues for fiscal 2000 resulted from the sale of the property in The Colony, Texas.

During fiscal 2001, Multi-Family Communities completed construction on a 382-unit apartment community in St. Petersburg, Florida and began construction on a 398-unit apartment community in Haltom City, Texas, as the developer for an unaffiliated owner.

Corporate-Other

The following summarizes the results Corporate-Other, which was formerly known as Land Sales and Other, for the two-year period ended March 31, 2001 (dollars in thousands):

For the Years Ended March 31,	*2001*	*2000*
Revenues	$ 21,774	$ 7,759
Cost of Sales	(20,578)	(6,384)
General & Administrative Expenses	(1,047)	(569)
Operating Earnings	$ 149	$ 806

The Partnership's Corporate-Other segment acquires and disposes of land and other assets of the Partnership not identified with another specific business segment. Fiscal 2001 revenues from the sale of real estate totaled $21.1 million, which resulted from the sale of the Domestic Home Building operations to Centex Homes at book value, which approximated market value. Fiscal 2000 sales totaled $7.3 million and included revenues from the sale of 524 lots in Florida and Texas, ten acres in New Jersey to Centex affiliates, and ten acres in The Colony and Dallas, Texas.

Liquidity and Capital Resources

The Partnership finances land acquisition and development activities primarily from financial institution borrowings, equity contributions from third-party investors in project-specific joint ventures, seller financing, issuance of Class C units to Centex affiliates, and cash flow from operations, which is comprised largely of proceeds from the sale of real estate and operating projects.

The Partnership typically finances properties under development through short-term variable and fixed-rate secured construction loans, and to a limited extent depending on the timing of the project construction, cash flow from operations. Construction loans totaled $56.0 million at March 31, 2002. As properties are completed, the Partnership either sells or refinances the properties with long-term fixed-rate debt. In both instances, the proceeds are used to repay the short-term borrowings. According to the terms of various construction loan agreements, the Partnership is required to maintain certain minimum liquidity and net worth levels. At March 31, 2002, the Partnership was in compliance with these covenants.

Permanent commercial project loans outstanding at March 31, 2002 totaled $76.6 million compared to $70.7 million at March 31, 2001. The project loans are collateralized by completed commercial properties and have original terms ranging from ten to twenty-two years with fixed interest rates ranging from 6.92% to 8.72%.

Seller-financed land loans of $57.1 million and $6.5 million were obtained during fiscal 2002 and fiscal 2001, respectively. Outstanding balances on seller-financed loans at March 31, 2002 totaled $62.4 million, with terms of up to three years and fixed interest rates ranging from 0.0% to 14.0%.

The International Home Building segment has secured a revolving bank credit facility of 100 million in British pounds sterling. The term of this facility expires in fiscal 2004. Advances under this facility totaled £66.0 million, or $94.1 million, at March 31, 2002. Under the terms of this facility, Fairclough is required to maintain certain leverage and interest coverage ratios and a minimum tangible net worth. At March 31, 2002, Fairclough was in compliance with all of these covenants.

During fiscal 2002, the Partnership issued 27,135 Class C units in exchange for assets valued at $27.1 million. The assets acquired included land and $26.4 million in cash.

The Partnership and Holding believe that the revenues, earnings, and liquidity from the sale of single-family homes, land sales, the sale and permanent financing of development projects and issuance of Class C units will be sufficient to provide the necessary funding for their current and future needs.

Certain Off-Balance-Sheet and Other Obligations

The following is a summary of certain off-balance-sheet arrangements and other obligations and their possible effects on our liquidity and capital resources.

Joint Ventures

The Partnership conducts certain operations through its participation in joint ventures in which the Partnership holds less than a majority interest. These non-consolidated joint ventures had total debt outstanding of approximately $16.1 million as of March 31, 2002 and $10.2 million as of March 31, 2001. The Partnership's liability for the obligations of these non-consolidated joint ventures is limited to approximately $1.1 million as of March 31, 2002.

Letters of Credit, Guarantees and Leases

At March 31, 2002 the Partnership had outstanding performance bonds and bank guarantees of $25.8 million that relate to projects undertaken by International Home Building and development obligations of International Home Building.

To obtain construction financing for commercial and multi-family projects being developed by its subsidiaries, the Partnership is often required to guarantee, for the benefit of the construction lender, the completion of the project. To further guarantee the completion of the project and the payment of the construction loan obligations, the Partnership, in some instances, also has issued demand notes made payable to its subsidiaries of up to 20% of the construction loan commitment amount. The subsidiaries then pledge the demand notes to the lenders as a form of additional collateral on the construction loans. The demand notes are payable only in the event of default on the construction loans. As of March 31, 2002, the Partnership had issued demand notes totaling $1.6 million. In some instances, the Partnership has also executed partial recourse payment guarantees. At March 31, 2002, subsidiaries of the Partnership had outstanding letters of credit of $0.9 million that primarily relate to development obligations of Multi-Family Communities.

We expect that our subsidiaries will satisfy their loan and other contractual obligations in the ordinary course of business and in accordance with applicable contractual terms. As that occurs, the Partnership's liability exposure will be decreased and, eventually, the Partnership will not have any continuing obligations with respect to these projects.

We have no material capital or operating leases.

Critical Accounting Policies

Some of our critical accounting policies require the use of judgment in their application or require estimates of inherently uncertain matters. Although our accounting policies are in compliance with generally accepted accounting principles, a change in the facts and circumstances of the underlying transactions could significantly change the application of the accounting policies and the resulting financial statement impact. Listed below are those policies that we believe are critical and require the use of complex judgment in their application.

Goodwill

We adopted the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," or SFAS No. 142, effective April 1, 2001. Upon the adoption of SFAS No. 142, goodwill is no longer subject to amortization. Rather, goodwill is subject to an assessment, at least annually, for impairment by applying a fair value based test. If the carrying amount exceeds the fair value, an impairment exists. We continually evaluate whether events and circumstances have occurred that indicate that the remaining balance of goodwill may not be recoverable. In evaluating impairment, we estimate the sum of the expected future cash flows derived from such goodwill. Such evaluations for impairment are significantly impacted by estimates of future revenues, costs and expenses and other factors. If the goodwill is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the goodwill exceeds the fair value of the future cash flows.

Impairment of Long-Lived Assets

We account for long-lived assets in accordance with the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," or SFAS No. 121. SFAS No. 121 requires that long-lived assets and certain identifiable intangibles, which includes our inventories, real estate investments and property and equipment, be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets is measured by comparing the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. These evaluations for impairment are significantly impacted by estimates of revenues, costs and expenses and other factors. If these assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Forward-Looking Statements

The Business, Management's Discussion and Analysis of Financial Condition and Results of Operations, and other sections of this Report contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the context of the statement and generally arise when we are discussing our beliefs, estimates, or expectations. These statements are not guarantees of future performance and involve a number of risks and uncertainties. Actual results and outcomes may differ materially from what is expressed or forecasted in these forward-looking statements. The principal risks and uncertainties that may affect the actual performance and results of operations of the Partnership and Holding include the following:

- general economic conditions and interest rates in the United States and the United Kingdom;
- the cyclical nature of the businesses of Partnership and Holding;
- adverse weather;
- changes in property taxes;
- changes in federal income tax laws;
- governmental regulation;
- changes in governmental and public policy;
- changes in economic conditions specific to any one or more of the markets and businesses of the Partnership and Holding;
- competition;
- availability of raw materials; and
- unexpected operations difficulties.

Other risks and uncertainties may also affect the outcome of the actual performance and results of operations of the Partnership and Holding.

Directors and Officers

BOARD OF DIRECTORS

Barbara T. Alexander[3*]
Senior Advisor,
UBS Warburg LLC

Dan W. Cook III[2]
Senior Director,
Goldman, Sachs & Co.

Juan L. Elek[4]
Co-Chairman,
Elek, Moreno Valle y Asociados

Laurence E. Hirsch[1]
Chairman and
Chief Executive Officer,
Centex Corporation

C. W. Murchison, III[2]
Private Real Estate Development
and Other Investments

Charles H. Pistor[2*,4]
Retired Vice Chair,
Southern Methodist University

Frederic M. Poses[3]
Chairman and CEO,
American Standard Companies

David W. Quinn[1]
Vice Chairman,
Centex Corporation

Thomas M. Schoewe[2]
Executive Vice President and
Chief Financial Officer,
Walmart Stores, Inc.

Paul R. Seegers[1*,4*]
President,
Seegers Enterprises

Paul T. Stoffel[3]
Chairman,
Paul Stoffel Capital Corporation

Numbers in parentheses indicate Board Committees
(1) Executive Committee
(2) Compensation and Stock Option Committee
(3) Audit Committee
(4) Director Nominating Committee

** Chairman*

OFFICERS

Laurence E. Hirsch
Chairman and
Chief Executive Officer

David W. Quinn[a]
Vice Chairman

Timothy R. Eller[b]
President and
Chief Operating Officer

Leldon E. Echols
Executive Vice President and
Chief Financial Officer

Raymond G. Smerge
Executive Vice President and
Chief Legal Officer

Michael S. Albright
Senior Vice President

Lawrence Angelilli
Senior Vice President

Robert S. Stewart
Senior Vice President

Mark A. Blinn
Vice President and Controller

William C. Boor
Vice President

Sheila E. Gallagher
Vice President

Richard C. Harvey
Vice President

Vicki A. Roberts
Vice President and Treasurer

(a) Retired effective March 31, 2002
(b) Effective April 1, 2002

CENTEX HOMES

Timothy R. Eller
Chairman

Andrew J. Hannigan
President and
Chief Executive Officer

Robert D. Hillmann
Executive Vice President and
Chief Operating Officer

J. Andrew Kerner
Senior Vice President and
Chief Financial Officer

David J. Sasina
Senior Vice President

Jonathan R. Wheeler
Senior Vice President

Brian J. Woram
Senior Vice President and
General Counsel

OPERATING DIVISIONS

Jay L. Smith
Executive Vice President,
Mountain States Region

SEATTLE, WA
Lucian T. Smith
President

PORTLAND, OR
Steven L. Puls
President

RENO, NV
John D. Michell
President

LAS VEGAS, NV
Bradley F. Burns
President

COLORADO MOUNTAIN RESORT/LAKE LAS VEGAS
Stephen H. Mudge
Division President

SALT LAKE CITY, UT
Peter J. DelMissier
Division President

PHOENIX, AZ
Michael D. Trailor
President

NEW MEXICO
Virgil L. Polk
President

WAYNE HOMES, NORTHWEST
Ronald C. Spahman
Division Manager

Steven R. Muller
Executive Vice President,
West Coast Region

SACRAMENTO, CA
Jack E. Hood
President

NORTHERN CALIFORNIA
David L. Barclay
President

CENTRAL VALLEY, CA
David C. Hatch
President

CENTRAL COAST, CA
Travis L. Fuentez
Division Manager

LA/VENTURA, CA
R. John Ochsner
President

INLAND EMPIRE, CA
David L. Hahn
President

SOUTH COAST, CA
Richard P. Douglass
President

SAN DIEGO, CA
John D. Kerr
President

James J. Kopel, Jr.
Executive Vice President,
South Central Region

DALLAS/FORT WORTH, TX REGION
Philip W. Warnick
Senior Vice President

CENTEX HOMES
Benton H. Karnes
President

FOX & JACOBS
W. Lee Thompson
President

CITYHOMES
Alan P. McDonald
President

CENTRAL TEXAS
Thomas E. Lynch
President

Killeen, TX
Thomas A. Harper
Manager

SAN ANTONIO, TX
J. Damon Lyles
President

HOUSTON, TX
Richard C. Shaver
President

NASHVILLE, TN
Jerome C. Perillo
President

Thomas M. Boyce
Executive Vice President, Midwest Region

DENVER, CO
Mark L. Krivel
President

MINNESOTA
Scott J. Richter
President

ILLINOIS
Daniel L. Star
President

INDIANAPOLIS, IN
Timothy K. McMahon
President

COLUMBUS, OH
Joseph H. Mathias
President

DETROIT, MI
William T. Stapleton
President

WAYNE HOMES, MIDWEST
David E. Logsdon
President

WAYNE HOMES, NORTH CENTRAL
Jode L. Kirk
President

E. Scott Batchelor
Executive Vice President, Mid-Atlantic Region

WASHINGTON, D.C. METRO
Robert K. Davis
President

Maryland/D.C. Suburbs
Howard B. Katz
Manager

SOUTHERN VIRGINIA
D. Keith Wood
President

Hampton Roads, VA
David J. Murray
Manager

CHARLOTTE, NC
Mikell A. McElroy
President

Triad, NC
Web S. Walker
Manager

RALEIGH/DURHAM, NC
W. Hampton Pitts
President

CHARLESTON, SC
James E. Thrower
President

Hilton Head, SC
Craig A. Lovette
Manager

MYRTLE BEACH, SC
Michael P. Wyatt
President

NEW JERSEY
Bradley A. Little
President

WAYNE HOMES, MID-ATLANTIC
John M. Lile
President

Joel H. Sowers
Executive Vice President, Southeast Region

ATLANTA NORTH, GA
Thomas A. Houser
President

ATLANTA SOUTH, GA
Darryl L. Colwell
President

COLUMBIA, SC
W. Michael Satterfield
President

GREENVILLE, SC
Brian C. Paul
President

NORTH FLORIDA
Robert S. Porter
President

SOUTHEAST RESORTS
John P. Lenihan
President

ORLANDO, FL
Patrick J. Knight
President

WEST FLORIDA
Michael J. Belmont
President

NAPLES/FORT MYERS, FL
Timothy J. Ruemler
President

SOUTHEAST FLORIDA
W. Trent Bass
President

WAYNE HOMES, SOUTHEAST
Gregory L. LePera
President

CTX BUILDERS SUPPLY
John C. Mikkelson
President

CENTEX UK

Stewart A. Baseley
Chairman and Chief Executive Officer

Paul M. Bak
Managing Director

FAIRCLOUGH HOMES LTD
Geoff H. Fogden
Group Operations Director

OPERATING DIVISIONS

NORTHERN HOME COUNTIES
Richard M. Sarraff
Managing Director

NORTH-WEST
Nicholas I. Smith
Managing Director

YORKSHIRE
Steve R. Birch
Managing director

MIDLANDS
Peter M. Marsden
Managing director

CDC2020 PLC
Nick H. Smith
Chief Executive Officer

CENTEX MORTGAGE COMPANY UK LIMITED
Kevan M. Keegan
Chief Executive Officer

MANUFACTURED HOMES GROUP

Joseph H. Stegmayer
Chairman and Chief Executive Officer

CAVCO INDUSTRIES, LLC
David L. Blank
Vice President

J. Daniel Blankenship
Vice President

Sean K. Nolen
Vice President and Chief Financial Officer

21 HOUSING COMPANY, LLC
Roger D. Sefzik
President and Chief Executive Officer

Directors and Officers

CENTEX HOMETEAM SERVICES

Robert M. Swartz
Chairman and Chief Executive Officer

Richard J. Still
Executive Vice President and Chief Financial Officer

CENTEX HOMETEAM LAWN CARE
David H. Armitage
President

CENTEX PEST MANAGEMENT
Robert J. Wanzer
President

FINANCIAL SERVICES GROUP

CTX MORTGAGE COMPANY
John L. Matthews
Chairman and Chief Executive Officer

Timothy M. Bartosh
President and Chief Operating Officer

William B. Naryka
Executive Vice President and Chief Financial Officer

Ross T. Anderson
Executive Vice President

Richard M. Duncan
Executive Vice President and National Production Manager

Debra R. Dunn
Executive Vice President and Chief Lending Officer

G. Martin Green
Executive Vice President and General Counsel

Thomas E. Tuohy
Executive Vice President and Chief Information Officer

Kevin P. Gillespie
Senior Vice President, West Retail Region

Mary C. Callegari-Worman
Senior Vice President, Centex Central Region

Daniel B. Deaton
Senior Vice President, Southeast Retail Region

Paul V. Diamond
Senior Vice President, Great Lakes Retail Region

Gary F. Gould
Senior Vice President, Centex East Region

Kevin M. Hoyt
Senior Vice President, Centex West Region

Cathy S. Stroud
Senior Vice President, Central Retail Region

Susan A. Billings
Senior Vice President

Steven B. Chiou
Senior Vice President

Gloria D. Fillmon
Senior Vice President

Harry M. Hixon
Senior Vice President

Eric J. Pretzlaff
Senior Vice President

Todd L. Salmans
Senior Vice President

Carter H. Ward
Senior Vice President

CENTEX HOME EQUITY COMPANY
Anthony H. Barone
President and Chief Executive Officer

Stephen D. Janawsky
Executive Vice President and Chief Operating Officer

Jesse K. Bray
Executive Vice President and Chief Financial Officer

Steven L. Hess
Executive Vice President

Rex E. Rudy
Executive Vice President

F. Norton Wells, Jr.
Executive Vice President

Anne E. Sutherland
Senior Vice President and General Counsel

Thomas M. Cox
Senior Vice President

Gary J. DeLembo
Senior Vice President

Andrew Wells Finn
Senior Vice President

Edward J. Gallagher, Jr.
Senior Vice President

James B. Gallagher
Senior Vice President

Scott A. Hahn
Senior Vice President

David P. Kennedy
Senior Vice President

Anton S. Kottenbrock
Senior Vice President

Stephen H. Lewis
Senior Vice President

Bryan M. Marshall
Senior Vice President

Steven M. Massey
Senior Vice President

Steven L. Mix
Senior Vice President

Melvin H. Siemer, Jr.
Senior Vice President

Robert S. Smith
Senior Vice President

Arvin J. Visser
Senior Vice President

Samuel J. Wilson
Senior Vice President

CENTEX TITLE AND INSURANCE OPERATIONS

Thomas G. Apel
President and Chief Executive Officer

John J. Flynn
Executive Vice President

Richard J. Ressler
Vice President and General Counsel

Timothy P. Hough
Vice President

David A. Priestley
Vice President

Jeffrey W. Stewart
Vice President

COMMERCE TITLE COMPANY
R. Wayne Norton
President, Central Region

John B. Shafer
President, Eastern Region

Gregory A. Winters
President, Western Region

Directors and Officers

OPTIMA INFORMATION SOLUTIONS
Burt C. Campbell
Chief Executive Officer

Anne E. Norris
President and Chief Operating Officer

WESTWOOD INSURANCE AGENCY
John J. Flynn
Chairman and Chief Executive Officer

Mark A. Nettleton
Chief Operating Officer

CENTEX TECHNOLOGY, INC.
Thomas G. Apel
Chairman

CENTEX CONSTRUCTION GROUP, INC.

Bob L. Moss
Chairman, President and Chief Executive Officer

Gary P. Esporrin
Senior Vice President and Co-Chief Financial Officer

Mark W. Layman
Senior Vice President and Co-Chief Financial Officer

Glenn S. Burns
Senior Vice President and Co-Chief Legal Officer

Bruce J. Moldow
Senior Vice President and Co-Chief Legal Officer

Kenneth R. Bailey
Senior Vice President

Cindy L. DePrater
Vice President

Jeffery A. Neyland
Vice President

W. Scott Trethewey
Vice President

CENTEX CONSTRUCTION COMPANY, INC.

SOUTHWEST
Robert C. Van Cleave
President and Chief Executive Officer

MID ATLANTIC
John P. Tarpey, Jr.
President and Chief Executive Officer

SOUTHEAST
Robert B. Hambright
President and Chief Executive Officer

CENTEX ENGINEERING AND CONSTRUCTION
David R. Taylor
President and Chief Executive Officer

CENTEX RODGERS, INC.
Edward A. Whitley
Chairman

Douglas H. Jones
President and Chief Executive Officer

CENTEX ROONEY CONSTRUCTION CO., INC.
Bob L. Moss
Chairman

Raymond C. Southern
Vice Chairman and Chief Executive Officer

Albert J. Petrangeli
President

CENTEX CONCORD
Alan W. McKinney
President

CENTEX CONSTRUCTION PRODUCTS, INC.

Richard D. Jones, Jr.
President and Chief Executive Officer

H.D. House
Executive Vice President, Gypsum and Paperboard

Steven R. Rowley
Executive Vice President, Cement, Aggregates and Concrete

James H. Graass
Executive Vice President, General Counsel and Secretary

David A. Greenblatt
Senior Vice President, Mergers and Acquisitions

Arthur R. Zunker, Jr.
Senior Vice President, Treasurer and Chief Financial Officer

INVESTMENT REAL ESTATE GROUP

Stephen M. Weinberg
Chairman, President and Chief Executive Officer

3333 HOLDING CORPORATION AND SUBSIDIARY AND CENTEX DEVELOPMENT COMPANY, L.P.

BOARD OF DIRECTORS

Josiah O. Low, III*
Venture Partner, Catterton Partners

David M. Sherer*
President, David M. Sherer and Associates

Stephen M. Weinberg
President and Chief Executive Officer, 3333 Holding Corporation

Roger O. West*
Executive Vice President, Healthcare Realty Trust Non-Executive Chairman

**Audit Committee*

OFFICERS

Stephen M. Weinberg
President and Chief Executive Officer

Todd D. Newman
Senior Vice President and Chief Financial Officer

Joel S. Reed
Vice President and General Counsel

Richard C. Decker
President, Centex Commercial Development

Kyle D. Lovelady
Senior Vice President, Centex Multi-Family Communities

Stewart A. Baseley
Chairman and Chief Executive Officer, Centex UK

STOCKHOLDER INFORMATION

Mailing Address
P.O. Box 199000
Dallas, TX 75219-9000

Corporate Headquarters
2728 North Harwood
Dallas, TX 75201-1516
(214) 981-5000

Transfer Agent and Registrar
Mellon Investor Services LLC
85 Challenger Road
Overpeck Center
Ridgefield Park, NJ 07660
1-800-852-0813 (toll-free)

Stock Listings
New York Stock Exchange
The London Stock Exchange Limited
Ticker Symbol: "CTX"

Annual Meeting
The Annual Meeting of Stockholders of Centex Corporation and 3333 Holding Corporation will be held on July 18, 2002 at 9:00 a.m. in the auditorium of the Dallas Museum of Art, 1717 North Harwood, Dallas, Texas.

Stockholder Inquiries
Communications concerning transfer requirements, lost certificates, dividends or change of address should be sent to Mellon Investor Services at the address above.

Form 10-K
A copy of the Annual Report on Form 10-K of Centex Corporation, 3333 Holding Corporation and Centex Development Company, L.P. is available upon request to the corporate secretary at corporate headquarters.

Web Site
Visit us at <http://www.centex.com>

CENTEX

Centex Corporation

P.O. Box 199000

Dallas, TX 75219-9000